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82-34701

Building on trust

Annual Report 2006
Boots Group PLC


Maxalt
Dispenser
Charity
Boots

4%

the return on our *Advantage* loyalty card, explaining why around half the women in the UK now have one

500,000

***the number of smokers who* trusted Boots to help them to try and quit, during our Change One Thing campaign**

100m

items dispensed in 2005/06, a new Boots record

13%

the increase in sales of our market-leading N°7 cosmetics range, following its 2005 relaunch

1st

highest ranked retailer in the Business in The Community Corporate Responsibility Index 2006

50%

the proportion of all our waste recycled in 2005/06, saving us over £3m

£1.4bn

the amount we returned to shareholders as a special dividend, following the successful sale of Boots Healthcare International

48

the number of new stores in Edge of Town retail parks we've opened in the last three years

Trust Boots

If you have read our last three annual reviews, you'll know that over that period, we've been telling broadly the same story. We've talked about the urgent need to modernise our business. And, since our current leadership team took over in late 2003, we've outlined the strategy which we believed would enable us to build a better, more efficient Boots. In a nutshell, our message to shareholders has been: give us time, and we'll get it right.

This year, it's a rather different story. Because in 2005/06, we've started to see the benefits of that strategy. In tough market conditions, Boots has performed really well. Of course, there's a lot more work to do. But we can now say that, by taking the necessary and sometimes painful measures, we are making good progress on the road to a brighter future.

As you may notice, there's another difference this year, in the form of this document itself. For the first time, our Annual Report incorporates an Operating and Financial Review, a new type of report intended to provide shareholders with a more complete and balanced picture of the company in which they have invested.

Richard Baker explains the reasons for this on page 6. But for now, let's just say it's about being more open and more accountable. Which is what we think people would expect from one of Britain's best trusted businesses.

Chairman's statement

Just before I took over as Chairman in September 2003, one of my first duties was to interview Richard Baker for the post of chief executive. I knew immediately that he was the right person to lead Boots into a new era. And since then, Richard has consistently proved my judgment correct – never more so than over the last year, when he and his team have shown outstanding commitment and vision in moving Boots forward, with highly encouraging results.

A year of major developments
Last year, I spoke of us being on a journey that would transform virtually every aspect of our business. So I am pleased to report that, a year on, we are clearly beginning to see the benefits of the changes we have made, as the performance of our core Health and Beauty business starts to reflect both our investment in it and our clear strategic focus.

During the year, as we progressed on this journey, two very significant developments took place: the announcement of our proposed merger with Alliance UniChem and the completion of the disposal of Boots Healthcare International (BHI).

We believe that the merger presents an outstanding opportunity for Boots to become a major international pharmacy-led Health and Beauty group. We have made no secret of our ambition to grow our Healthcare business, and to internationalise the Boots brand. By joining forces with a highly successful company that possesses strengths and strategic aims complementary to our own, we will bring the achievement of that ambition within our grasp. This truly is a merger of equals.

The disposal of BHI achieved excellent value for shareholders. Nearly three quarters of the money received has been returned to them, and the rest will be invested in the business, as described below.

With so much corporate activity, as well as very challenging market conditions, the results presented in this report are a very pleasing testament to the dedication and expertise of our management team, and all our people.

Results and shareholder return
Boots The Chemists (BTC) traded well, despite a consumer downturn compounded by rising costs and regulatory deflation in our core dispensing business.

In line with our predictions, like-for-like sales held steady, as we delivered our fourth successive record Christmas. Rising inflationary costs were cancelled out by major efficiency improvements. And gross margins were also broadly stable, thanks largely to better buying.

BHI: a successful sale
We believed BHI was a very strong business which would do better outside the group; and our decision to sell was shown to be the right one when Reckitt Benckiser agreed to pay £1.9bn, exceeding market expectations.

We returned £1.4bn to shareholders through a special dividend; and around £100m was absorbed by the costs of the deal and tax. The remaining £400m was kept in the business; and, of this, we paid £85m into our pension fund, an important step in terms of our ability to provide for the future of our people.

The remainder is being and will be spent on a range of investment programmes both in Boots and in the enlarged group.

A profitable sale and leaseback transaction
In July 2005, we completed the sale and leaseback of 312 of our stores. These were mainly freehold High Street stores in smaller towns, and we received £298m for them, generating a profit of £150m – significantly more than we expected.

This money has enabled us to reduce our borrowings; and our decision to raise capital by this means does not in any way affect our commitment to these stores, many of which will be refurbished during 2006/07.

Building our team
The last year has been a significant one in terms of strengthening our leadership team. In October, Jim Smart was appointed chief financial officer, filling the vacancy created by the departure of Howard Dodd last year. Jim joined Boots in 2003 after 15 years in a variety of senior roles at Abbey National, since when he has proved a valuable asset to the board.

Ian Filby stepped up to the executive as Beauty and Lifestyle Director, bringing with him a huge range of experience in many frontline areas of our business acquired since he joined Boots back in 1981. Two further appointments to the executive were our new marketing director Andrew Brent and Mike Cutt who joined us as HR Director. Most recently, chief marketing officer for Burger King, Andrew is already making a major impact on the quality of our brand communications. And Mike, who joined us from Kingfisher, has made a great start on revitalising our key people programmes.

Among our non-executive directors, Jan Bennink stepped down from the board after four years. We thank him for his very valuable contribution.

Corporate Social Responsibility (CSR): integral to our strategy
Another important milestone for Boots in 2005/06 was the production of our first full CSR report. Ever since the days of our founder, John Boot, and especially his son, Jesse, Boots has been a business with a strong sense of responsibility not just to our shareholders, but to everyone affected in any way by our activities. But, until recently, we have been a little reticent about reporting on our many achievements in this area. So I am very pleased that we are now gaining overdue recognition as one of the UK's most socially responsible businesses.

And I would like to make one further point on this subject, which is that for Boots, CSR is not an optional extra, but an integral part of our strategy: anything we do which strengthens the trust in which Boots is held is good for our business.

What's more, we have never been in any doubt that the benefits of doing business responsibly can be very tangible. I am thinking, for example, of the significant savings we are now beginning to enjoy as a result of our ongoing efforts to become more energy-efficient.

1.9%
increase in revenue from continuing operations

£1.9bn
received from the sale of BHI

2 million
new Advantage Card holders recruited in the year

£85m
paid into our pension fund



Sir Nigel with Sarah, the store manager of Sedley Place, Oxford Street, London.

A future of opportunity
Looking ahead, I feel great confidence and optimism. The merger will allow Boots The Chemists to play to its strengths, and to capitalise on those of our new partner, Alliance UniChem. Both at home and overseas, the opportunities for the new business and for the Boots brand are truly exciting.

But rest assured, we will not be deflected from our quest to build a better Boots. On the contrary, the successful sale of BHI will allow us to devote the necessary resources to tackling the remaining issues within our businesses, and to continue to raise our game. Our achievements in 2005/06 point the way forward. And I firmly believe that, provided we continue to build on the work we have done over the last few years and to pursue our strategy, the future for Boots looks very healthy indeed.

Sir Nigel Rudd
Chairman

Chief executive's review

In our last two annual reviews, since I joined in September 2003, I've reported on the massive changes taking place within every area of our business, and on the progress we've made towards our goal of building a better Boots. I'm proud of what we have achieved over that period, and particularly the last 12 months.

Because in 2005/06, we have started to deliver on our promises. The medicine is working. Our strategy, which we said was the only one possible to restore Boots' fortunes, has begun to prove itself – enabling us to achieve good results, in the context of a pretty gloomy High Street. And the proposed merger we announced during the year puts us on the threshold of an exciting new era.

Building a better performing Boots
We said it would take some time to transform our business and in 2005/06 we can report good progress, completing most of the major programmes designed to put in place the essential infrastructure of an efficient modern retailing operation.

From installing state-of-the-art tills in approximately 1,500 stores to rebuilding our entire IT and distribution systems, it would be hard to exaggerate the scale of this work. Yet we not only succeeded in avoiding any disruption to our business, we actually stepped up our performance right across the board.

Our like-for-like sales held firm compared to last year, in market conditions that saw many other major retailers suffering like-for-like declines. Our prices achieved a far more competitive level, yet we were able to remove any impact on margins through better buying and the successful relaunch of core Boots brands such as N°7. And, more literally, we continued to build a better Boots by opening 24 new stores – including our stunning new London showcase for the very best of Boots at Sedley Place in Oxford Street.

Two factors, I'm convinced, account for everything we've achieved over the past year: our highly focused strategy and our extraordinary people. And I'd like to say a bit about both.

Trusted health advisers to the nation
We can't yet claim that Boots is the world's best Health and Beauty retailer. But that's our goal – and we're 100% clear that we'll only achieve it by playing to our traditional strengths.

Our drive to 'put the chemist back into Boots' continued to gather pace in 2005/06, as we opened 43 new pharmacies in our stores, and dispensed over 100 million items – the first time, to our knowledge, that this milestone has ever been passed by a retailer outside North America. We are also increasingly becoming the first choice employer for newly qualified pharmacists, with 65% of all UK pharmacy graduates applying to join us, up from 45% in the previous year.

For me, though, even more significant than the statistics was the significant part Boots played during the year in developing and expanding the role of pharmacists in promoting the good health of the nation.

Over half of our 4,000 pharmacists have now undergone further training that enables them to take on Medicine Use Reviews, an important new frontline healthcare duty.

So far, probably the best example of how an expanded pharmacy role can benefit our customers and help to meet national healthcare priorities has been provided by the successful launch of the free Chlamydia testing programme, set up with the NHS, in 200 of our London stores last year.

I must also briefly mention our Change One Thing campaign. While other retailers were scrambling to clear Christmas stock, we were helping millions of customers keep their New Year's resolutions, providing them with the expertise and encouragement needed to help them quit smoking, lose weight, and generally get themselves into shape for 2006. I'd call that the pure undiluted essence of Boots: using our expertise to make a real contribution to the health of our customers, at the same time as generating very healthy sales.

A big year for our Beauty business
At Boots we never forget that looking and feeling good go hand in hand. So, while a lot of our focus in 2005/06 was on reinforcing our healthcare credentials, our Beauty business continued to grow at an impressive rate.

Richard with Mike and Gail, store managers at Mansfield and Burton-on-Trent.


ELLE MACPHERSON
THE BODY
a magical blend
Richard

We opened 10 new beauty halls; a fantastic environment in which to explore our enormous range of toiletries and cosmetics. Our 4,000 beauty consultants helped millions of customers feel better about their appearance, and find the products best suited to their needs. The relaunch of Nº7, of which the cosmetics range is already Britain's biggest cosmetics brand by revenue, exceeded even our high expectations – with sales up by 13% in the first year after relaunch.

But it was probably the success of our Nº7 skincare range that gave me the greatest pleasure. I personally asked our people to make its successful relaunch a special priority. They did, and after a phenomenal effort on their part, the range has seen a 29% year on year sales increase, which leads me neatly onto that second major reason for our excellent progress in 2005/06...

Our dedicated and expert people
When I used to work for another well known retailer, I naturally took a close interest in Boots as a major competitor. Most of its strengths, at that time, I felt we could combat, but not 'the lady in the white coat'. Boots people (male as well as female) have a great deal to offer, in terms of product knowledge, helpfulness and sheer professional expertise.

I believe that what our people offer our customers goes beyond health and beauty; these days, we're in the business of personal care. And, to deliver that, our aim must be to create the conditions and provide the support our people need to give of their best, at all times. Returning for a moment to our pharmacists – the most expert of all our expert people – our key effort over the last year has been to get them out from the backroom and into our stores, where they can spend more time advising our customers. More efficient dispensaries and

350 new accuracy checking technicians are making this possible.

Since the shop floor is where every retailer stands or falls, I've talked mostly about our stores and the people who work in them. But, of course, they can only be as good as the people behind the scenes – from the scientists who develop our own-brand products, through the IT specialists who ensure our stores have all the information they need, to everyone involved in running our increasingly efficient supply chain. And without exception, they all played a big part in our improved performance last year.

Good corporate citizens: from CSR to OFR
In July 2005, we produced our first full CSR report.

Our recent track record in this field is second to none in our sector, but CSR goes back to the earliest days of our business. So what was new last year was not our very wide range of CSR activities, but our recognition that we needed to organise, monitor and report on them in a more systematic manner. And by doing so, I'm pleased to say, we succeeded in winning important recognition for our many achievements in this area – most notably, for the second year running the UK's highest ranked retailer in Business in The Community Social Responsibility Index.

The document you are now reading represents the next important step towards greater openness in reporting on our business. The Operating and Financial Review (OFR) was conceived by the UK government as a means of providing shareholders of listed companies with greater disclosure than a conventional annual report – presenting a more comprehensive and balanced analysis of business performance.

60
midnight pharmacies to be open by the end of 2006

65%
of all UK pharmacy graduates applied to join Boots

£70m
to be spent on improving our smaller stores

79%
proportion of Christmas beauty gift sales that were Boots own-brand or exclusive products

Although there is no mandatory requirement to produce an OFR, we made a decision to do so. We see this as a firm commitment to a more open and accountable future which can only serve to reinforce the trust in which Boots is held.

A merger that puts Boots on the brink of a new era
Looking ahead, as I started by saying, my strong conviction is that Boots is on the brink of an exciting new era. Of course, news of our proposed merger with Alliance UniChem took many people by surprise. But the executive team is quite certain that it represents Boots' best opportunity for growth both at home and, especially, in global markets.

Alliance UniChem is a very strong partner for Boots. Crucially, their key strengths (their wholesaling skills and, especially, their international reach) complement those of Boots (our experience of UK High Street retailing and our expertise in brand development). And by bringing these valuable assets together, we will create a major international pharmacy-led health and beauty group capable of benefiting from anticipated growth in the health and beauty market sector.

Immediately, on the day the proposed merger completes, Boots' share of the UK dispensing market will rise, taking us back to a clear number one, as we were in the time of Jesse Boot. And from there, we will be in pole position to continue strengthening our role as providers of expert healthcare to the nation, and building our brand overseas.

Challenges and opportunities ahead
In the spirit of openness and transparency to which I've referred, I won't pretend that this will be easy. Merging two businesses, however well they complement each other, will present some testing challenges.

But we won't take our eye off the ball. As you've read, we've made great progress over the past year towards our goal of building a better, more efficient Boots. Now, with the proceeds of our successful sale of BHI, we're in a position to consolidate our gains – with major investments now underway in further training for our people, and much needed improvements for 700 of our smaller stores and opticians practices. And my promise to shareholders this year is that we won't let anything distract us from continuing to pursue the strategy which, I believe in time, will make Boots the world's best health and beauty retailer.

Finally, the traditional – and, in this case, heart-felt – words of thanks. It's been a really good year for Boots, and each one of our 63,000 people can take a share of the credit.
Thank you all very much.

R. A. Baker

Richard Baker
Chief Executive

Boots today

The Boots Group PLC is the UK's leading Health and Beauty retailer. We have approximately **1,500 stores** in the UK and Irish Republic where we serve around **8 million customers** every week. We develop and sell our own-brand health and beauty products, a number of which are leaders in their respective markets.

We also sell Boots brand products through our international business, which currently operates in **14 countries**.

In total, around **63,000 people** work for Boots.

Our three businesses
The Boots group consists of three main businesses:


SOLTAN
once

Boots The Chemists
our Health and Beauty business in the UK and Ireland, by far the biggest component of the group, contributing over 94% of our total continuing sales in 2005/06.


free
second pair
JAEGER
GUESS

Boots Opticians
our optical and eye-care business operates from around 300 outlets in the UK, and sold 0.8 million pairs of glasses last year. The business is currently being integrated into Boots The Chemists, as part of our wider healthcare offering.


شكرا لتسوقكم لدينا
thank you for shopping with us

Boots Retail International
our international business has 96 Boots-branded stores in Thailand. BRI also has 'implants', Boots-branded retail spaces within larger third party stores. During the year under review, we had over 750 in 13 countries.

Boots The Chemists: a closer look




N°7
Uplifting
Day Cream



As you've read, Boots The Chemists (BTC) accounts for by far the largest part of group sales.

Stores
A familiar part of everyday life for people in this country, our stores are mostly located on the nation's High Streets; but, in line with modern shopping trends, we are rapidly increasing our presence in EoT retail parks, where we have opened 48 new stores over the last three years.

Brands
During 2005/06, Boots own-brand and exclusive products – such as our market-leading N°7 cosmetics and Soltan suncare ranges – accounted for around 35% of our total sales.

Loyalty scheme
Another hugely important contributor to our business is the Boots Advantage Card. With almost 15 million active cardholders, the Advantage Card is used in around 70% of BTC sales.

Within Boots The Chemists, there are three main businesses:

BTC for Health
The largest part of BTC, comprising prescription dispensing and consumer healthcare. There are pharmacies in almost all our stores, and in 2005/06, we dispensed over 100 million items for the first time.

An increasingly important part of our dispensing business is our Prescription Collection Service, which accounted for around one third of all items dispensed in store.

Our consumer Health business deals in over the counter (OTC) medicines, chemists products and vitamins and other healthcare items – i.e. those that can be sold without prescription. We have the largest share of the OTC market within the UK.

BTC for Beauty and Toiletries
We have a comprehensive range of both Cosmetics and Fragrances which are supported by our specially trained beauty consultants. Boots N°7 remains the UK's biggest selling cosmetics brand by revenue.

Our Toiletries business sells suncare, deodorant and washing and bathing products. Here, too, Boots own-brand products make a major contribution to sales – in particular our Soltan suncare range, which leads its market by revenue.

BTC for Lifestyle
Although Lifestyle represents a relatively small part of BTC's business, it plays an important role in providing customers with reasons to visit our stores, thereby helping to drive Health and Beauty sales. The main components of BTC Lifestyle are:

> Our Baby category, offering customers the widest range of baby food and specialist milks in the UK, alongside clothing, accessories, and toys;

> Our Nutrition business, which includes a range of health food products, but is mainly focused on the lunchtime market, with our Shapers range accounting for 1.0% of total BTC sales;

> Our Photo business, which is increasingly focused on digital processing, where we have the largest print estate of any retailer.


The Botanics skincare products in this lorry were developed with the help of the Royal Botanic Gardens, Kew.

Our manufacturing and distribution operation
Boots develops and manufactures many of its own brand products.

Manufacturing: We manufacture medicines and toiletries at our headquarters site in Nottingham, and we also produce skincare products and cosmetics at two factories in France and Germany. As well as own-brand and exclusive brand products for BTC and BRI, we also manufacture products for third party proprietary brand owners. Around 2,360 people work in our factories.

Distribution: The group's distribution function employs around 3,430 people, working from five major warehouses and 17 distribution centres, which are operated by Boots and several third party logistics partners.

What we stand for

Ever since John Boot opened his first shop to sell affordable remedies to the poor of Nottingham in 1849, healthcare has been at the heart of our business. As our business has grown over the last century and a half, we have played an increasingly important role in the everyday lives of millions of people.

We see evidence of that every day in our stores, but we also have independent verification in the form of a 2003 survey by The Future Foundation which found Boots to be the most trusted of all the companies included in the study.

We're proud of being one of Britain's most-trusted retailers, and keenly aware that our continued success depends upon our maintaining this reputation. We believe that the Boots brand is a massively valuable asset, and its essence is succinctly expressed in the sign-off to the advertising campaign we launched in 2005/06:

Trust Boots

What we're aiming to achieve

Our mission
To be the world's best Health and Beauty retailer.

Our business objectives and strategy
We are currently in the third year of a five year plan aimed at transforming the Boots group.

At the heart of this plan lies the need for our businesses to operate at maximum efficiency. And we have also identified five key strategic 'pillars' on which we believe we can achieve our overall business objective:

Building a better Boots
The five pillars diagram appears here, showing how each of these strategic aims, underpinned by Driving Efficiency, feeds into the overall objective above.


Healthcare first
Only at Boots
Boots for value
Right stores, right place
Expert customer care
Driving Efficiency

Healthcare first
In the UK and Ireland, we aim to be everyone's first choice for healthcare, by offering the widest and best range of health-related products, and by building on our role as trusted providers of expert advice.

Only at Boots
We aim to provide customers with compelling reasons to shop at Boots, by offering excellent, distinctive and innovative own-brand and exclusive products.

Boots for value
We aim to ensure that our customers can rely on Boots for fair and competitive pricing, and for opportunities to save money and further enhance overall value for money.

Right stores, right place
We aim to put stores of the appropriate size and format where our customers want them, and to think creatively about how to make shopping at Boots easier and more enjoyable.

Expert customer care
We aim to provide our customers with the best Health and Beauty advice available, both by training our people and by creating the conditions in which they can perform this valuable role.

Newly defined aims, unchanging values
In their current form, the strategy and objectives outlined on these pages are relatively new to Boots; but the values on which they are based can be traced back to the company's earliest days

1849
John Boot opens shop to sell affordable remedies to the poor of Nottingham



1914
Boots starts using electric vehicles on Nottingham site


Boots

1925
Opening of first Day and Night Store at Piccadilly Circus in London, enabling customers to obtain medicines round the clock



1930's
Introduction of our first major paper and cardboard recycling scheme


The Modern Way to Loveliness
BEAUTY PREPARATIONS

1935
N°7 cosmetics launched, as 'The Modern Way to Loveliness'



1982
Boots introduces first health food range with accompanying nutrition advice, in response to increasing customer demand

Our Corporate Social Responsibility (CSR) objectives

Underpinning these five specific strategic aims is a further vitally important objective that relates to every aspect of our business: a continuous improvement in efficiency.

Driving efficiency
is about making sure our organisation is lean and agile; making our IT systems easy to use and highly effective; making our supply chain more responsive to the needs of our stores (and hence, our customers); and driving costs down by both eliminating waste and better buying.

In the following pages, you'll find a detailed account of how we performed in relation to these business objectives and strategic aims in 2005/06.

For Boots, there has never been any contradiction between behaving responsibly and running a successful business. Quite the reverse, in fact: since our earliest days, we have understood that our success depends upon our being both liked and trusted, by individual customers and the communities where we do business.

And today, we are more aware than ever that our aim of being a recognised leader in CSR is inextricably linked to our wider commercial objectives.

Accordingly, we took an important step in 2005 when we produced our first full CSR report, a major attempt on our part to define our responsibilities and to establish a systematic approach to monitoring and evaluating our performance in relation to them.

In all, we have set ourselves ongoing targets in over 20 specific areas where we believe Boots has a real contribution to make. But, more broadly, these can all be grouped under four main headings, for each of which we have established an overall objective:

> Community
to be a responsible neighbour;

> Environment
to protect it for future generations;

> Marketplace
to do business fairly and with integrity;

> Workplace
to treat our people with dignity and respect.

Find out more about Boots and CSR
In this document, we report on a number of ways in which doing business responsibly is helping to achieve our commercial and strategic objectives. But much more detailed information will be available in July, when we publish our 2006 CSR report.

You'll also find a great deal of up to date information on our new CSR website:

www.boots-csr.com


NUROFEN Tablets

1985
Queen's Award for Technological Achievement for Boots discovery and development of ibuprofen (marketed as Nurofen)



1996
Beginning of long term partnership with Breast Cancer Care

advantage card
time to treat yourself

1997
Advantage Card launched, quickly becoming one of the UK's leading loyalty cards

CARBON TRUST

2002
Boots starts working with the Carbon Trust to improve carbon management


STOP SMOKING

2006
500,000 smokers helped to try and quit during Boots Change One Thing campaign

Healthcare first

Ever since Boots started, health has always been the heart of our business. At times during our long history, we may temporarily have lost our focus on this clear-cut priority. But in the last two years we've invested a large amount of money and energy in 'putting the chemist back into Boots'. And in 2005/06, we made real progress towards our objective of ensuring that Boots is always our customers' No 1 choice for healthcare...

Achieved in 2005/06:

Our indispensable pharmacies
Our stores vary enormously in size, format and customer offering, but the one thing common to over 95% – is pharmacy. Over the last year, we made a major investment to ensure that every Boots pharmacy provides a fast, modern and efficient dispensing service.

We completed implementation of our new Smartscript System in all our stores; we opened new pharmacies in 43 more of our recently opened stores; and our Prescription Collection Service continues to make life a little easier for customers, with an increase of 22.8% in volume on the previous year.

As a result, we dispensed over 100 million items in the year, an increase of over 5%, halting a long term trend of declining market share.


NHS
free
most people with chlamydia feel as healthy as you do

Our free Chlamydia screening service
As part of our drive to put Boots at the heart of the nation's health, we're working to form ever closer links with the NHS. The best example of this to date is the free Chlamydia screening service we launched in November 2005 in around 200 of our London stores.

With sexually transmitted infections on the increase, the fight against this 'invisible' but potentially very serious disease is an urgent public health priority. And we're delighted that so far *14,500 people have trusted Boots enough to* come in and collect Chlamydia tests.

change one thing

Change One Thing: who else would the public trust?
Straight after Christmas, when other retailers were frantically trying to clear surplus stock, we launched our Change One Thing campaign, positioning Boots as expert friends and advisers to anyone struggling to keep their New Year's resolutions.

The results were fantastic. As well as helping around 500,000 people in their attempt to give up smoking, we also advised customers on all kinds of health and fitness issues – which was good for them and good for us, as we saw huge increases in sales of products such as vitamins and supplements.

For one day, we offered nicotine replacement products for just £1 which we donated to a charity educating children on the dangers of smoking.

And we didn't forget our own people, all of whom received a Change One Thing goody bag, together with an invitation to make a pledge to give up smoking or get fitter in 2006, with every assistance from Boots.

Measuring our performance

	2005/06	2004/05
Growth in NHS prescriptions dispensed	+5.4%	+4.7%
Dispensing market share	12%	12%

Breast Cancer Care:
a cause it makes perfect sense to support
For Boots, supporting health-related charities isn't something we do in our spare time, it's an integral part of our business – particularly in the case of our long partnership with Breast Cancer Care, which entered its ninth year in 2005/06.

Over 80% of our customers and roughly the same proportion of Boots people are women, so there's a compelling case for us throwing our energy and healthcare expertise into the battle against a disease that claims 12,300 female lives in the UK each year.

Through our 'be up front' campaign in September and October, we continued to raise awareness of the importance of regular breast-checking. And through a wide variety of fund-raising, as well as by donating a proportion of the profits on a special selection of pink products, we also raised a further £463,529 for this very good cause, bringing the total we have donated so far to over £2m.

To do:

Building on our success in 2005/06, we plan to continue reinforcing our role as trusted healthcare advisers to the nation. Specific priorities include:

> Continuing to improve our speed and efficiency in dispensing;

> Improving access to our dispensing services through Midnight Pharmacy and pharmacy.com and National Prescription Home Delivery;

> Earning even greater customer loyalty, through our Prescription Collection Service and the introduction of a new Health Club, with valuable benefits for members;

> Continuing to develop the role of our pharmacists, in line with government policy.

This is Jane our pharmacist in the Long Row store in the centre of Nottingham doing what she does best, helping nearly 2,000 customers a week with their healthcare.


Boots Prescription
Collecti
Pharmacist Jane

Only at Boots

Why shop at Boots? We want to give our customers as many compelling reasons as possible, in the form of an ever expanding range of exciting high quality Boots branded and exclusive products. Successful relaunches of our biggest brands and some innovative new arrivals strengthened our 'Only at Boots' offering still further in 2005/06...

Achieved in 2005/06:

N°7: now an even bigger success story
In February 2005, we relaunched N°7, our biggest own-brand and the nation's favourite cosmetics range. With over 60% of the products reformulated, the changes weren't only skin deep (if you'll forgive us the pun); and our customers certainly appreciated the improvements we made, with sales up by over 13% in the first year post relaunch.

We relaunched our 17 range, too, with similar success – giving us an even stronger position as providers of both premium and more accessible cosmetics ranges for Britain's beauty-conscious women.

Boots brand medicines, a great year
Offering high quality at down to earth prices, our own-brand medicines performed exceptionally well in 2005/06, with our Pharmacy Plus range a particular success – which helped further reinforce Boots' position as a major player in the OTC medicines market.

Helping our customers buy with a clear conscience
These days, an increasing number of people want the reassurance of knowing that the products they buy have been manufactured ethically.

Another good reason to shop at Boots. We've audited our suppliers' performance on environmental issues for many years. But three years ago, we began an enormous project aimed at further ensuring that all our 600 plus own-brand product suppliers treat their workers fairly, as well as showing a responsible attitude towards the environment. One by one, we've assessed them against our own updated Code of Conduct for Ethical Trading and, where necessary, worked with them to help improve their performance – in many cases, helping them save money at the same time.

During 2005/06, we virtually completed this Supplier Verification Programme. And our efforts were rewarded with a prestigious Business in The Community National Big Tick Award for Excellence. Better still, our customers can shop at Boots with greater peace of mind than ever.





Mike and Steve work in our Nottingham laboratory as Scientific Advisers in Suncare and Skincare. It is their level of expertise that gives us confidence in the great quality of our products.

Soltan: No 1 in its market
After another year of double digit growth, Soltan remains Britain's leading suncare brand. And it defines what we mean by 'Only at Boots', being unique in offering 5* UVA protection across the whole range. More than that, Soltan has moved on, shifting its emphasis from simple tanning to sun-related skincare, an area in which Boots specialist expertise is, in our view, second to none.

Not only do we have 260 suncare consultants working in our stores, behind the scenes, we're also working closely with leading charities, such as Cancer Research UK, to raise awareness in the community at large about the importance of protecting skin against the harmful effects of the sun.

A very happy own-brand Christmas
For the fourth consecutive year, we turned in record sales over the Christmas period. And what made us feel particularly festive was that in the area of beauty gifts, Boots own-brand and exclusive products accounted for 79% of sales.

Measuring our performance

The key measure we use to monitor our performance here is the volume of Boots brand and exclusive products sold as a proportion of our total sales. In 2005/06, this measure increased slightly and showed good growth in Health and Cosmetics.


mediterranean
nectarine
vanilla
& sugar

The right ingredients – for our customers and the planet
Just as we take great care over how our products are manufactured, we show the closest interest in what goes into them. Our concern is to ensure that the ingredients we use provide the performance our customers want, but are not obtained at a cost in terms of the earth's biodiversity.

For example, across the world, palm oil is increasingly being used in all kinds of products, from confectionery to cosmetics. But, unsustainable growing practices in some parts of the world are resulting in the destruction of vast areas of rainforest.

We want to be certain that all the palm oil used in Boots products has come from well managed and sustainable plantations. It won't be easy, since this key ingredient is bought in bulk commodity markets, where origins can be hard to trace. But in January we took an important step, when we became one of the first UK retailers to join the Roundtable on Sustainable Palm Oil, an alliance of producers and manufacturers working together to find the best way forward.

To do:

Own-brand sales increased slightly in 2005/06. In order to keep driving this business, our plans for 2006/07 are:

> Further innovative own-brand launches, including new ranges designed to make it easier for customers to get the very best from Boots;

> Building on key brands such as Soltan, which will shortly be extended with a new once-a-day application;

> Conducting trials to develop new ways of merchandising Boots brand and exclusive products more effectively.

Boots for value


BASICS
shower
gel
300 ml

There's no point denying that in the recent past, Boots was a comparatively expensive place to shop. Over the last three or four years, though, we've made it a very high priority to put that right; to make our prices genuinely competitive and, above all, to ensure that our customers can trust us to provide them with real value for money. And in 2005/06, we made great progress in this key area...

Achieved in 2005/06:

Cutting prices, maintaining margins
Building on the success of our 'Lower Prices You'll Love' campaign, we cut over 700 prices by an average of 19%.

The majority of these reductions were in price-sensitive categories, where customers most appreciate value. At the end of the year our prices were the best they have been in recent years against our key competitors.

Crucially, we've achieved this whilst maintaining margins through better buying, by being more efficient in our manufacturing operation and by a favourable mix of products sold, with an increased contribution from Boots own-brand.

Our Advantage
Of course, price and value are not the same thing. And while our prices have improved significantly, the value we offer our customers is better still – especially in the case of almost 15 million active Advantage Card holders. (A total which includes around half the women in the UK).

Using one of the most rewarding loyalty cards, and also taking advantage of our many price promotions, Boots prices are lower than many non-Boots shoppers think and are now very competitive with our rivals.

Sustainable ways to save our customers money
Developing environmentally sustainable new products isn't just good for the planet; in many cases, it also makes excellent financial sense.

Over the last two years, for example, we've been working with the government's Waste & Resources Action Programme (WRAP) to carry out large scale production trials of packaging containing recycled plastic. Results have been excellent; and in 2005/06, we put the theory into practice, launching our new Ingredients range in clear packaging made from 30% recycled material – with the added benefit of reduced costs.

We're aiming to increase the recycled content in our packaging, as well as the range of products using recycled materials. The resulting cost savings will help keep prices down.

Prices to suit every pocket
When it comes to prices, we're aiming to ensure our customers always have a choice, by offering products they can easily differentiate as being 'good', 'better' or 'best'.

And we often see customers putting top of the range products in their baskets alongside items from our Basics range, which continued to attract new toiletries customers to Boots.

Measuring our performance

We use a number of criteria to measure our performance here. But we believe that customer perception of value for money at Boots and competitor price comparisons are commercially sensitive, so we don't publish this information, although the measures improved in the year.

	2005/06	2004/05
Number of active Advantage Card holders	**14.7m**	14.0m

Chumpa and Julietta work together in our Sedley Place store in London. Here they are putting up signage to announce our latest 1,000 price cuts.


skincare
look & fe
better
for less
Pay less with our offers

Delivering major cost and CO_2 savings
Another environmental saving that's helping us to keep prices in check concerns how we deliver goods to our stores. With our logistics partner, we're constantly working to make this complex operation more efficient. We introduced 16 double-deck trailers this year onto five of our trunking routes, reducing three journeys to two. And along with our continued use of dual-fuel vehicles, we achieved savings of 1.4m kilometres and around 2,900 tonnes of carbon dioxide emissions. In April 2006, we expanded our double deck trailer fleet by an additional 23 units and expect to make additional financial and environmental savings.

Helping to cut the cost of parenthood
Launched in June 2005, our new Parenting Club has proved a very welcome new arrival, offering new and expectant parents access to a wealth of baby and childcare expertise, with regular magazines full of practical ideas and helpful suggestions.

But no doubt what members most appreciate are the financial benefits, with a range of offers that can help them save up to £200 on key purchases, at a very expensive time in their lives. No wonder, with our Parenting Club still in its infancy, membership has already grown to around 600,000.

To do:

We know our prices are increasingly competitive and our value for money offer is excellent. But the big issue that we still need to tackle is customer perception: after years of high prices, many people still think of Boots as expensive. Since the beginning of April, we have already implemented:

> 1,000 more price cuts in our 'Look and feel better for less' campaign;

> Our first ever price-led advertising;

> Big discounts on health products for over-60s joining our new Health Club.

from the executive to focus on ethnic diversity and women in management. We'll be reporting on our progress.

Right stores, right place

Along with value, convenience is what our customers most want these days. So we're making a major effort to ensure that, wherever they are in the UK, they are within easy reach of a Boots store which not only meets their needs, but also provides the kind of shopping experience they want...

Achieved in 2005/06:

Putting new stores where our customers want them
Last year, we opened 24 new stores – seven in EoT locations, where our customers increasingly like to do their major shopping. This brings our current EoT total to 119 stores, around 50 of which have opened in the last three years. And we'll be aiming for a further 50 new stores over the next three years.

Taking advantage of deregulation, we also opened 43 new pharmacies in stores. And generally, our new stores are proving popular with customers, meeting sales performance targets.

Renewing our commitment to the UK's High Streets
Throughout Boots history, the High Street has been our home. And while our new stores in retail parks offer customers another option, we remain 100% committed to meeting the needs of those who find it more convenient to do their shopping while they are in town. Hence our decision in 2005/06 to invest £70m on refurbishing 600 of our community chemist stores and 100 Boots Opticians practices.

Sedley Place: the best of Boots
In April, we opened our new Sedley Place store in London's Oxford Street. It's not just one of our biggest stores, but a showcase for everything that's best about Boots. We believe there isn't a better Health and Beauty store in the world. In just over a year, the store has picked up several awards.

Stores as diverse as the communities they serve
Being conveniently located isn't enough, we want our customers to feel that our stores are genuinely part of the community they serve – and, to achieve that, we need to ensure that our people reflect the ethnic diversity of modern Britain.

Currently, around 10% of all our people come from ethnic minority backgrounds, but not many of these individuals have so far progressed to more senior positions within the company. Similarly, while women make up around 80% of our total workforce, there are relatively few higher up our management structure.

In 2005/06, we took the first steps towards a more diverse workforce, securing a commitment

Open till midnight
Over the last two years, we've made big progress in terms of extended opening hours. We want our customers to be able to shop when it's most convenient for them.

Now, we're taking the next step. To enable customers to get prescriptions, we're keeping an increasing number of pharmacies open until midnight. Our aim is to ensure that by the end of 2006, the majority of the population are within a 30 minute drive of a late night Boots.

Making our stores more enjoyable and easier to shop
Throughout the year, and all over the country, we continued to make improvements to our stores, working on new formats and making better use of space wherever we felt we could deliver a better shopping experience.

By converting space recovered from discontinued healthcare services such as dentistry to retail, we were able to introduce impressive new destination Health and Beauty halls.

We also launched initiatives designed to improve our displays and merchandising in certain product categories, such as skincare, with the aim of making it easier for customers to find what they are looking for.

A better deal for disabled customers
Stage III of the Disability Discrimination Act (DDA) came into force in October 2004, and we have continued working hard to ensure that all our stores comply with its requirements, in terms of offering disabled customers easy access and an enjoyable shopping experience.

Having carried out access audits on all Boots stores, we've been addressing the issues which arose; and we have now almost completed our programme of remedial works designed to improve disabled access.

In addition, all our store people have undergone disability awareness training, which is reviewed each year. And we are also working with organisations such as the Royal National Institute for the Blind to find ways to make our stores more welcoming for disabled customers.

Measuring our performance

During 2006/07, our target is for sales from new space to contribute between 0.5% and 1.5% to sales growth.

	2005/06	2004/05
Increase in sales from new space	1.8%	1.5%

To do:

Our urgent priority in 2006/07 is to start the long overdue refurbishment of our smaller community chemist stores, investing around £70m in providing them with new formats and much needed new facilities, such as consultation rooms and improved dispensaries. Our plans in brief:

> Invest in community chemists;

> Open 20 new stores – around half in EoT locations;

> Increase our presence in Health centres, with 10 openings planned this year;

> Continue work on delivering an outstanding Health and Beauty shopping experience in all our stores.

This is Gill and Amy. Their store is situated right in the heart of Edenbridge in Kent giving the local community convenient and accessible healthcare.



Expert customer care

Other retailers talk about friendly, efficient service but, for Boots, that's just a basic requirement. We aim to provide our customers with the kind of expert personal care which will form the basis of a lifelong relationship. And in 2005/06, we took important steps to enable more of our people to fulfil that aim, more of the time...

Achieved in 2005/06:

Putting our pharmacists 'out front'
Our highly trained pharmacists have a wealth of healthcare expertise to share with customers. But in our busy stores, they have always tended to be hidden away, hard at work in their dispensaries.

We began to change that in 2005/06. In our 350 busiest pharmacies, we introduced accuracy checking technicians to take care of the more mechanical aspects of dispensing, enabling pharmacists to spend more time out front, advising customers.

On a much wider scale, around 2,800 of our pharmacists have either been trained, or are currently training, to carry out Medicine Usage Reviews (MURs). Under this new government initiative, customers can book a 10-15 minute session with their pharmacist, during which he or she will carry out a review of all the medicines they are taking, make recommendations for improvements to their drug regime, and subsequently contact their doctor, if necessary.

Building our beauty expertise
It's not just our healthcare specialists who know their subject back to front, we're equally serious when it comes to providing our customers with good advice on looking beautiful. That's why, for example, when we relaunched our market-leading cosmetics range last year, we gave all our 700 N°7 consultants five days of intensive training, to ensure they knew exactly what was so special about the new products.

Trust Boots The Chemists to use chemicals safely
Of course, the care we show our customers in our stores is only part of the story, just as important is the expertise that goes into ensuring our products meet the highest safety and quality standards.

As chemists, we're particularly concerned with the chemicals that go into the products we make. We were the first UK retailer to publish a policy on this, committing ourselves to a precautionary approach and to full disclosure about chemicals which we have ceased to use on safety or environmental grounds, or which we are continuing to use while investigating further.



This is Mittra our N°7 account manager in Sedley Place. There are 700 N°7 consultants trained to ensure customers get the very best out of the market leading N°7 range.



And we've continued to play a key role in the wider debate about the safe use of chemicals. As the UK retail sector's leading experts on the subject, we've been participating fully in the consultation process leading to the EU's new REACH (Registration, Evaluation, Authorisation and restriction of CHemicals) legislation, to be introduced in 2007.

In 2005/06, Boots has been arguing for a strong REACH, which will facilitate our precautionary approach by ensuring that chemical manufacturers freely disclose relevant information related to potential risks associated with any particular chemical.

Using high speed technology to buy time for our people
All our stores now have state-of-the-art electronic tills, and are also served by a powerful store management information system.

The obvious benefits of these is that it's now quicker for customers to pop into Boots to grab their lunch and a lipstick. But faster technology also takes the pressure off our people, leaving them more time to listen to customers and respond to their needs.

Making our stores a Great Place to Work
It goes without saying that only well motivated people who enjoy their work can be expected to deliver expert customer care.

We conduct regular surveys to find out how our people feel about every aspect of their working lives, and we're pleased to say that in the most recent, 82% described themselves as 'proud to work for Boots'.

Our Great Place to Work surveys focus on specific stores, and provide us with valuable information on how our managers are performing in getting the best out of their teams.


Boots Monitored Dosage Service
Group home service offer
Trust

MDS: expert care beyond our stores
Under our Monitored Dosage System (MDS), our expert people supply pre-packaged drugs for easy use by care homes. Last year, we opened or expanded 31 MDS rooms, enabling us to help more care homes administer medicines to their residents safely and efficiently. As a result, our share of this valuable market continued to increase.

Measuring our performance

We are currently developing new ways of measuring performance in this area, in particular, a Customer Service Monitor for stores which have received customer care training. Targets will be introduced for 2006/07.

To do:

In recent years, we've been investing in crucial infrastructure; and in 2006/07, we'll be building on this with a renewed commitment to training and developing our people. Our plans include:

> Investing £5m in a major customer care training programme, starting with 30 pilot stores, then rolling out nationally;

> A new leadership training programme, and further training for pharmacists;

> New recognition schemes to reward our people for outstanding customer care;

> An off-the-job induction for all new recruits;

> Integrating Great Place to Work surveys into store managers' performance appraisal.

How our business has performed

In the previous part of this review, we reported on our progress in relation to the five key pillars of our strategy during 2005/06. Here, we look more closely at how the individual parts of our business performed over the last 12 months, and explain a little of the context in which that performance was achieved…

Boots The Chemists

Market background: As you've read, 2005/06 was a very challenging year for UK retailers. Retail sales rose by only 0.5% (like-for-like falling by 0.7%), as people went shopping less frequently, which meant retailers had to compete harder for their custom. At the same time, running costs rose with the result that many major retailers posted reduced profits for the year.

Value, of course, remained a major priority for shoppers, as did convenience, with customer-friendly EoT centres continuing to take a larger share of the market. And Sunday trading, only legalised in 1994, further established itself as an indispensable feature of the UK retailing landscape.

Performance overview: In view of the market conditions described above, Boots The Chemists performed well, with like-for-like sales and margins both holding firm. We also managed to keep running costs at last year's level, despite 3% inflationary pressure – thanks largely to better buying, and increased efficiency throughout our operation. And we turned in our fourth successive record Christmas, while many of our competitors struggled.

Our strong sales performance can be attributed to a number of factors including more competitive pricing; improvements in the layout of stores and product availability; and our increasing presence in EoT shopping centres. The Advantage Card, one of the UK's most rewarding loyalty schemes, continued to make a very important contribution and to grow in popularity.

BTC in 2005/06 at a glance

up 1.7%

Total sales were up by 1.7%, down 0.1% like-for-like on 2004/05

Taking into account regulatory price changes, underlying like-for-like sales were slightly up in relation to last year

Gross margin percentage was broadly flat year-on-year

up 6%

Trading costs were 6% higher than last year, but our increased efficiency contributed savings sufficient to offset underlying inflation

1.8%

New space contributed 1.8% of sales growth

Customer transactions
The average value of each customer transaction increased by 2.4% during the year, especially in the case of customers using the Advantage Card, which accounted for 70% of all BTC sales

15 million

We issued 2m new **Advantage Cards** to take the number of active users to nearly 15m



up 1.0%

BTC Christmas sales up by 1.0% on 2004/05, with a particularly strong contribution from beauty gifts

down 7.7%

Average stock levels were down by 7.7% thanks to greatly improved supply chain performance

> How our business has performed

BTC Health

Market background: Despite the consumer spending downturn in 2005/06, the healthcare market remained strong and continued to grow. In January, the Community Health White Paper was published, an important step in the government's continued policy of expanding locally based community healthcare services. In conjunction with the Community Pharmacy Contractual Framework introduced in 2005, this opens the door for much greater involvement in the public health agenda on the part of retailers.

In contrast, the value of the health market was adversely affected by price deflation during the year, with the Pharmaceutical Price Regulation Scheme reducing the price of prescription branded medicines by 7%.

Performance overview: The performance of our Health business was strong, with an increase in sales of 2.7% and a significant growth in our dispensing business of 2.8%. This reflected our emphasis on 'putting the chemist back into Boots' and, in particular, our success in developing the role of our pharmacists, as trusted healthcare advisers.

BTC Health in 2005/06 at a glance

up 2.7%

Sales up by 2.7%

100m

Dispensing prescriptions
Strong volume growth in our dispensing business with 100m prescription items dispensed for the first time

down 7.0%

Price deflation caused by Pharmaceutical Price Regulation Scheme (PPRS) reducing the price of branded prescription medicines by 7.0%

up 2.8%

Dispensing sales growth after the impact of price deflation from both PPRS and from price reductions to generic medicines which anniversaried in September

Good performance in the OTC market, particularly in vitamins and complementary health

over 14,500

Free Chlamydia testing service
Successful free Chlamydia testing service in London stores, with over 14,500 tests requested in the first few months, well above expectations


myhealth!
Commit to Quit Pledge

up 23.0%

Change One Thing campaign
Highly successful Change One Thing campaign, aimed at helping customers keep their New Year's resolutions, resulting in a 23.0% increase in smoking cessation products

BTC Beauty and Toiletries

Market background: We believe two key factors continue to drive growth in the Beauty and Toiletries market. The first is innovation, with advances in technology resulting in continuous improvement in product performance, in areas such as skincare. At the same time, attitudes among an ageing population are shifting; put simply, people want to go on looking good for longer – and, with higher average disposable incomes, customers of more mature years are more important to this market than ever before.

Performance overview: We continued to strengthen our position in the UK Beauty and Toiletries market. Our comprehensive range of both cosmetics and fragrances, is supported by our specially trained beauty consultants. The key factors in our strong performance during 2005/06 were our investment in new beauty halls and improved displays, the very successful relaunch of our Nº7 and 17 ranges, and the performance of our suncare and skincare ranges.

BTC Beauty and Toiletries in 2005/06 at a glance


17

up 2.4%

Sales up by 2.4%

Major investment in new beauty halls and new displays, improving sales generally and particularly premium cosmetics

up 13.0%

Nº7 Successful relaunch of Nº7, resulting in 13.0% growth in its first year since relaunch

up 2.2%

Toiletries 2.2% growth in Toiletries, with skincare and dental performing very well

Soltan now established as the biggest brand in the suncare market in the UK

Overall performance was affected by slow sales of beauty-related electrical products, due to consumer spending slowdown

BTC Lifestyle

Market background: For Boots, the product areas that come under this heading are most important as a means of giving customers more reasons to visit our stores, and make Health and Beauty purchases. But Lifestyle also makes a significant contribution in its own right; and over the last year, there were a number of largely foreseeable changes in the market which affected our business – notably the continued rapid growth of digital photography, and a sharp decline in sales of higher priced electrical goods caused by an overall downturn in consumer spending.

Performance overview: A difficult year for Boots, with sales down 2.5% on last year. Our Nutrition business, in particular, was disappointing and two reasons for this were the slowdown in sales of Atkins diet products and the terrorist disruption to our key London market in the second quarter. In contrast, Baby performed well, thanks to additional space and improved ranges; and we continued to increase our share of the digital photo market.

BTC Lifestyle in 2005/06 at a glance

down 2.5%

Sales down 2.5% on last year

up 3.7%

Baby sales continued to grow strongly, with sales up by 3.7%

Nutrition sales down by 2.6%, partly due to slowdown in sales of Atkins diet products, although revenue in the core lunchtime business is marginally up

up 26.8%

Digital processing growth up 26.8%, despite decline in overall market

Decision taken to discontinue TVs and other large electrical items, leading to lower sales in the pre-Christmas period

> How our business has performed

Boots Opticians

Market background: The market remains competitive with lower consumer expenditure on fashion eyewear and the deregulation of contact lenses in 2005 creating significant price deflation. Market conditions seem unlikely to improve in the foreseeable future.

Performance overview: Boots Opticians experienced another difficult year, with sales down by 3.3%. Integration with Boots The Chemists, changes to store and field management and changes to the supply chain all created disruption and impacted performance in the first half of the year. In the second half, improvements in the range, customer recall process and marketing began to have a positive effect on sales and profit and will enable us to reduce costs and drive efficiency next year.

Boots Opticians in 2005/06 at a glance

down 3.3%

Sales down by 3.3% – affected by downturn in consumer spending, and disruption caused by integration of Boots Opticians into Boots The Chemists



0.8 million

pairs of spectacles sold – with increased emphasis on value and range

Stronger performance in second half, as management and marketing improvements took effect

Boots Healthcare International

Our sale of BHI to Reckitt Benckiser for £1.9bn was successfully completed on 31st January 2006, and resulted in a profit of £1.4bn.

In February, over £1.4bn was returned to shareholders in the form of a special dividend of 200p per share.

This was accompanied by a share consolidation in the ratio of 39:58, intended to allow the comparability of share price and earnings per share.

The price achieved for BHI and the size of the cash return will enhance earnings per share, since the percentage of shares consolidated is greater than the proportion of group earnings being lost.

Around £400m has been retained to strengthen the balance sheet, for future investment in the business and the enlarged group post the proposed merger, and to further strengthen our pension fund.

The BHI sale

£1.9bn

BHI sold to Reckitt Benckiser for £1.9bn

£1.4bn

Over £1.4bn returned to shareholders

Shares consolidated in the ratio of 39:58

EPS

Earnings per share will be enhanced by the price achieved for BHI and the size of the cash return

£400m

Around £400m from sale retained for investment in the pension fund, in Boots and in the enlarged group

Boots Retail International

Boots Retail International (BRI) has been one of our lower profile success stories in recent times, and continued to perform well in 2005/06.

BRI losses have reduced significantly over the last five years and we have now made real progress in bringing the business to profitability. Our aim has been to offer consumers all over the world the chance to buy and enjoy Boots brand products by working closely with other major retailers in their local markets, to open Boots branded 'implants' within their stores.

During the last year, we opened over 300 more implants, bringing the total number to 758 in 13 countries. We also continue to operate 96 stand-alone stores in Thailand.

The future for BRI

We are gaining confidence in the consumer demand for Boots brand products around the world and are making good progress towards meeting that demand profitably.

The proposed merger with Alliance UniChem should enable us to accelerate our plans in a number of markets.

BRI in 2005/06 at a glance

up 20.1%

Sales up by 20.1% (16.5% at comparative exchange rates)

339

Net new implants opened in 13 countries

Successful trials with US retailers Target and CVS, now extended to 167 stores

71

Stores Successful launch of Boots brand in Russia, with implants in 71 stores belonging to retailer '36.6'

Successful launch of Boots brand in Romania, with implants in 90 stores belonging to retailer Sensiblu

Deal concluded to open Boots franchised stores in the Middle East in 2006 with partner M.H. Alshaya

boots.com

As on-line shopping continued its rapid growth, our internet business boots.com performed well, with sales benefiting from an improved on-line customer experience and order fulfilment. Sales are now bigger than the largest Boots store. Boots.com's new search functionality helped our on-line shoppers to find products more easily and drove improved visitor conversion. The strongest areas of on-line sales growth were in Healthcare, Fragrance, Skincare and Toys.

boots.com in 2005/06 at a glance


baby soft
cloth wipes

43.6% increase

Christmas sales up by 43.6%

38.6% increase

Sales up by 38.6%

8%

of customers had been on the website before coming into our stores

A more efficient Boots

We've never been in any doubt that the success of our efforts to build a better Boots depends on increasing our efficiency. We need to be continually driving down costs, eliminating waste and removing the obstacles that prevent our people performing to their full potential. And in 2005/06 we won important battles on all those fronts...

Our best year yet for better buying

Bringing down the price we pay for the goods is crucially important in enabling us to offer our customers better value while maintaining margins. Over the last year, we saved around £50m by better buying.

Our increasing use of electronic auctions made a significant contribution. By inviting qualified suppliers anywhere in the world to bid for our business, we are able, for example, to save £670,000 on three million hair accessories.

Of course, this method is only appropriate for certain types of 'commodity' purchase. In the case of our leading suppliers, we take a longer term view. Our aim is to develop joint business plans, exploring with them how we can best grow sales of their products in our stores. It's a 'win-win' approach which provides a very positive framework for negotiation, and we moved forward on this mutually profitable basis with 50 key suppliers during 2005/06.

On the basis that efficiency begins at home, we also continued to tighten up our own manufacturing operation. We've cut Boots Manufacturing's underlying unit running costs by nearly 25% over the last three years.

Making IT easy

Major IT projects have a habit of going wrong, with expensive consequences for the organisation concerned. Ours, which was very major indeed, was completed successfully and on schedule last year.

We've invested around £120m in one of Europe's largest SAP systems, which encompasses everything from finance and treasury functions, through HR and property, to planning precisely how each of our stores should be laid out and what products should be stocked, in order to optimise performance. For Boots, this kind of space and range planning is immensely complex, because virtually all our stores are different shapes and sizes, and already our new system is making a measurable difference.

In addition to the new tills now installed in all our stores, we began rolling out the use of radio frequency hand-held terminals, enabling our people to carry out essential stock management in real time. And our MyStoreNet intranet site is now providing our managers with minute-by-minute updates on every aspect of store performance.

For many years, Boots was a leader in the use of IT within the retail sector. Having fallen off the pace in the 90s, we've now put ourselves back at the front of the field – and, crucially, it's our customers who will feel the greatest benefit, as increasing efficiency improves their shopping experience across all 1,400 of our stores.

Award winners for energy-efficiency, leaders in reducing waste

Our record as an energy-efficient business is extremely good. We've generated our own power at our headquarters site since 1915; and our current combined heat and power plant meets virtually all our energy needs at our Nottingham site far more efficiently than if we used electricity from national power stations.

Far more economically too. We reckon that generating our own energy in this way saved us £1m in 2005/06, as well as reducing our carbon dioxide output by around 3,500 tonnes. And we've been working very successfully with the Carbon Trust to continue to improve our carbon management performance, by making all our stores, over time, as energy-efficient as possible. We're delighted that our efforts won us a Big Tick award from Business in The Community in 2005, but we know there is still room for improvement. Over the next three years, we'll be investing over £5m with the aim of achieving annual savings of £2m-£3m and further reducing our carbon dioxide emissions by over 8,000 tonnes.

Our performance in the field of recycling and waste management is equally impressive. We started recycling packaging as long ago as the 1930s, and today the list of things BTC refuse to treat as disposable waste stretches from single use cameras to the bubble wrap used to protect stock in transit. As a result, we recycled no less than 50% of the waste we produced in 2005/06, which equates to a saving on waste disposal of over £3m.

Our Store-Friendly Supply Chain: phase one complete
From a customer's view, identifying problems in a retailer's supply chain is easy: a gap on the shelves where their favourite product should be. But putting things right is a much more difficult undertaking; so we are very pleased that in 2005/06 we completed phase one of our Store-Friendly Supply Chain (SFSC) programme.

The principle underlying this major efficiency initiative is to take the work of unpacking and sorting products out of stores, and back to the warehouse. As a result, over 80% of items arriving at stores from our distribution centres are now ready to go straight onto the shelves, a huge saving in time and energy for busy store managers and their teams.

There's a major financial benefit too. Year-on-year we have reduced inventory in BTC by £43m as a result of better stock management and supply chain efficiencies. In achieving this, there has been no adverse effect on sales as our record-breaking Christmas demonstrated.

Phase two of our SFSC programme is now about to get underway. Over the next three years, we'll be investing around £70m in a new Stores Service Centre at our Nottingham site; a state-of-the-art automated facility that will take the efficiency of our supply chain operation to another level.

A responsible approach to the human cost of increased efficiency
We expect the greatly increased efficiency of our supply chain to result in 2,250 job losses over a three year period. Naturally, we regret this and will do everything we can to help the people concerned cope with the consequences.

Our record in this respect is a good one. In the last year, for example, we completed the closure of our factory in Airdrie. By working closely with the local council, we have helped to attract new employment to the area – and 95% of our former employees have now either found work, returned to education or chosen to take early retirement. We have also been active in redeveloping the site of our factory for the good of the community, and have donated around £3.6m to local regeneration.

An even more efficient future
We're very clear that efficiency is a journey, not a destination. So we won't be relaxing our efforts to improve our performance in all of the above areas in 2006/07 and beyond. In particular, our investment in a super-efficient new base for our entire supply chain represents a huge opportunity to add value to our stores, in a way that our customers will be sure to appreciate.

Measuring our performance

We are also currently developing new targets for measuring the effectiveness of our supply chain reorganisation, which will be based on the proportion of goods delivered to stores ready to go straight onto the shelves.

	2005/06	2004/05
Saving through better buying	**£49m**	£34m

Our target for 2006/07 is to achieve further savings.

Board of directors and executives

Executive Directors

Richard Baker* 43
Chief Executive
Appointed September 2003. Formerly the chief operating officer and group marketing officer at Asda. Prior to joining Asda, Richard worked for Mars where he progressed through a series of roles including national account management, brand marketing and then head of sales for UK multiples.

Paul Bateman* 53
Group Operations Director
Appointed April 2002. Responsible for corporate communications, logistics, manufacturing, engineering and IS&T. Paul joined Boots in 2001 to lead supply chain and business services development. He previously worked for Procter & Gamble, where he gained many years experience with global supply chains.

Jim Smart* 46
Chief Financial Officer
Appointed 3rd October 2005. Jim joined Boots in 2003 as group financial controller and was promoted to acting chief financial officer in May 2005. Jim was educated at Edinburgh University and trained as an accountant at Coopers & Lybrand. Jim previously spent 15 years at Abbey National during which time he held a number of senior finance and operational positions including group financial controller, group finance director of First National Bank and corporate resources director.

Non-executive Directors

Sir Nigel Rudd 59
Non-executive Chairman
Appointed December 1999. Deputy chairman since December 2001, Chairman from 15th September 2003. Non-executive chairman of Pilkington (a role he will relinquish shortly) and Pendragon. He is also deputy chairman of Barclays and Chairman of the Boardroom Issues Group of the CBI. Sir Nigel is a chartered accountant and was previously executive chairman of Williams PLC for nearly 20 years.

Guy Dawson 53
Non-executive Director
Appointed September 2003. Chairman of Boots audit committee and senior independent director. Guy is a founding partner of Tricorn Partners, an independent corporate finance advisory business. He has previously held senior investment banking positions at Merrill Lynch and Deutsche Bank, advising major companies on a full range of corporate finance and strategic issues. He is also a non-executive director of The BOC Group plc.

Tim Parker 50
Non-executive Director
Appointed January 2004. Member of the audit, remuneration and social responsibilities committees. Tim is currently chief executive of the Automobile Association and a board member of the Audit Commission. He was until 2004 chief executive of Kwik-Fit and then until recently, deputy chairman. He was previously chief executive of C. & J. Clark Ltd. the footwear manufacturer and retailer. He also led the management buy-out and flotation of Kenwood Appliances plc.

Hélène Ploix 60
Non-executive Director
Appointed September 2000. Chairman of the Boots social responsibilities committee and a member of the audit and remuneration committees. Hélène is chairman of Pechel Industries Partenaires, a private equity investment management company. She is a non-executive director of BNP Paribas, Ferring, Lafarge and Publicis Groupe.

Dr Martin Read 56
Non-executive Director
Appointed 1999. Chairman of the Boots remuneration committee. Dr Read is group chief executive of LogicaCMG plc, one of the world's leading global IT solutions companies. Before taking over at Logica in 1993, he held a number of senior positions at GEC Marconi. He was appointed a non-executive director of British Airways plc in 2000 and served as a non-executive director of Asda Group from 1996 to 1999.

Executive

Alex Gourlay 46
Healthcare and Store Development Director
Alex started working for Boots in 1976 as a Saturday assistant. He is a qualified pharmacist and has had numerous positions in Boots including store manager, regional manager, head of HR for stores, director of retail implementation and retail director.

Scott Wheway 39
Retail Director
Scott joined Boots in January 2005 from Tesco where he was CEO of Tesco Japan. Having started with Tesco at the age of 18 as a management trainee he became a store manager at the age of 22, and subsequently progressed rapidly to positions such as stores director, retail office director and operations director.

Michael Oliver 57
Company Secretary
Michael is a solicitor, and joined Boots Legal Department in 1987 from private practice. Appointed company secretary in 2000. He is also responsible for the company's legal and intellectual property matters. Before qualifying as a solicitor, Michael was an army officer, and he is currently a member of the Take-over Panel.

Andrew Brent 46
Marketing Director
Andrew joined Boots in September 2005 from Burger King UK, where he was chief marketing officer. He started his career at Proctor & Gamble before moving to Iceland Group where he was responsible for developing and implementing marketing strategy. Thereafter he worked in the Far East for AS Watson as asian regional director of marketing.

Mike Cutt 47
Human Resources Director
Mike joined Boots in October 2005. He previously worked as HR director for B&Q as well as its parent company (Kingfisher). Prior to that, Mike worked in operations, finance and strategy roles at the Nationwide Building Society.

Ian Filby 47
Beauty and Lifestyle Director
Ian joined the executive team in July 2005 as director of Beauty and Lifestyle businesses with accountability for marketing. He joined Boots in 1981 and was appointed commercial director, Lifestyle in January 2003.

*Richard Baker, Paul Bateman and Jim Smart are also members of the executive.





1 Jim Smart
2 Andrew Brent
3 Dr Martin Read
4 Tim Parker
5 Paul Bateman
6 Scott Wheway
7 Michael Oliver
8 Guy Dawson
9 Alex Gourlay
10 Mike Cutt
11 Ian Filby
12 Sir Nigel Rudd
13 Richard Baker
14 Hélène Ploix

Financial review

During the year we announced and completed two major transactions, the disposal of BHI for £1.9bn and the sale and leaseback of 312 secondary properties for £298m. The prices obtained for these transactions were both at the high end of expectations.

In addition, following the completion of the BHI disposal, we returned £1.4bn to shareholders by means of a special dividend and consolidated our shares in the ratio 39 for 58. Of the £400m retained proceeds from the sale of BHI, we announced in February 2006 that we would inject an additional £85m into the Boots Pension Scheme in order to make it one of the best-funded in the FTSE 100 index of leading companies, despite adverse movements in long-term interest rates. Further, in March 2006 we announced that we would invest £250m of the retained BHI proceeds into automating and centralising our supply chain, modernising 700 of our smaller stores and opticians practices, and significantly reorganising our IT arrangement with IBM to make it more efficient. We anticipate these investments will yield material savings by 2010/11.

Primarily as a result of these major transactions, the group moved from a net debt position of £641.2m at 31st March 2005 to a net cash position of £100.0m at 31st March 2006.

Our share price had a substantial range during the year. It rose from 623.5p at the start of the year and fell to a low of 583.5p, before rising to a peak of 737.0p just before ending the year at 719.5p. On 13th February 2006 the group undertook a share consolidation issuing 39 new shares for every 58 owned. This was done at the same time as paying the special dividend of 200p per share to return the proceeds from the BHI disposal to shareholders. Based on the actual price that existed over the period the share price underperformed the FTSE 100 by 6.5% over the year.

Trading profit[1]
Revenue from continuing operations increased by 1.9% to £5,027.4m. Sales in Boots The Chemists increased by 1.7%, mainly as a result of new space with like-for-like sales down 0.1% in the year, although broadly stable on an underlying basis.

Gross margin for Boots The Chemists declined by 20 basis points with better buying and mix improvements largely offsetting the impacts of the continuing strategy of price reductions.

Trading profit[1] from continuing operations fell by 17.6% to £335.9m.

Operating profit
Items included in operating profit (but not in trading profit) include the profit in respect of the sale and leaseback transaction of £150m and the £124m costs associated with the recently announced investment programme.

Profit after tax from continuing operations
Net finance costs in the year fell by 50.4%. This fall was caused by the reduction of net debt as a result of the sale and leaseback and the disposal of BHI, and the reduction in net financing costs of the Boots Pension Scheme from £17.0m to £3.4m as a result of the change in investment strategy in 2005.

Taxation. The effective tax rate for the continuing group was 12.8%, lower than prior year because the sale and leaseback transaction attracted no tax charge due to the utilisation of capital losses (previously unrecognised for deferred tax), and also resulted in a release of deferred tax liabilities held against properties sold which had previously been revalued. The tax rate on group operating profit before other operating income and expenses and before prior year tax items was 31%, an increase of 1.2% on the prior year.

Profit after tax from continuing operations increased by 19.4% to £304.4m.

[1]Trading profit is used to measure on-going operational performance. It is defined as operating profit before net finance costs, excluding items the directors consider one-off or unusual and profit/losses on sale of non-current assets.

Profit for the year
Discontinued operations contributed significantly to the overall profit for the year. BHI's 10 month trading profit of £85.2m was an increase of 0.6% on the full year performance in the prior year and a 46% increase on a 10 month basis. The profit on disposal of £1.4bn on proceeds of £1.9bn represented a highly successful outcome for Boots and its shareholders.

Principally as a consequence of the BHI disposal the profit for the year increased to £1,773.7m (2005 £266.4m).

Based on continuing trading profit, basic earnings per share decreased by 1.2p to 33.9p per share. The weighted average number of shares in issue decreased in the year from 739.8m to 684.2m primarily as a result of the share consolidation of 39:58 that took place on 13th February 2006 as a result of the special dividend.

Dividend. The final dividend proposed is 21.0p making the full dividend for the year 30.1p, unchanged from last year. In addition, a special dividend of 200p was paid.

Cash flow summary

	2006 £m	2005 £m
Net after-tax cash flow from continuing operations	**266.9**	88.9
Net after-tax operating cash flow from discontinuing operations	**57.6**	28.3
Disposal proceeds	**2,152.5**	–
Net finance costs	**(20.1)**	(22.0)
Special dividend	**(1,425.9)**	–
Dividend	**(214.4)**	(225.7)
Repurchase of shares	**(50.0)**	(303.3)
Other movements	**(25.4)**	(34.8)
Movement in net debt	**741.2**	(468.6)

Working capital in continuing operations reduced in the year by £31.0m (2005 an increase of £109.3m) primarily as a result of the improved management of stock where weeks' cover in BTC reduced from 11 weeks to 10 weeks. Capital investments in the continuing operations of £181.1m (2005 £276.5m) were made in the year, predominantly in the stores portfolio, although significant investments were made in the infrastructures of information systems and supply chain. Despite the reduction in trading profit for the year, the net after-tax cash flow from continuing operations increased substantially from £88.9m in 2005 to £266.9m in 2006, reflecting the improved working capital management and lower capital investments.

The other key drivers of cash flow were the major corporate transactions undertaken during the year. There were net disposal proceeds of £2,152.5m, comprising £298.0m from the sale and leaseback transaction and £1,854.5m from the sale of BHI, offset by the special dividend of £1,425.9m. Share repurchases in the year were £50.0m, reduced from £303.3m in the previous year.

The net impact of cash flow movements in the year was to reduce net debt by £741.2m from a net debt position of £641.2m at 31st March 2005 to a net cash position of £100.0m at 31st March 2006.

Accounting policies
International Financial Reporting Standards (IFRS) became mandatory for the consolidated financial statements reported by all EU listed companies from 2005 onwards. For Boots this means adoption for the year ended 31st March 2006. The restated net assets at 31st March 2005 under IFRS are £10.4m higher than under UK GAAP.

Capital structure
We remain committed to having a strong balance sheet and maintaining an investment grade credit rating. The group finances its operations through a mixture of retained profits, capital markets funding, bank borrowings and leases. The objective is to ensure that the group has access to liquidity at all times and can fund in a cost-effective manner.

	31st March 2006 £m	31st March 2005 £m
Financial assets (excluding trade receivables)	**(858.6)**	(130.2)
Financial liabilities (excluding trade payables)	**758.6**	771.4
Balance sheet net (cash)/debt	**(100.0)**	641.2
Property operating lease liabilities*	**1,388.0**	1,237.7
Pension fund deficit/(surplus)	**56.2**	37.6
Total adjusted indebtedness	**1,344.2**	1,916.5
Equity and reserves	**1,651.5**	1,620.9
Total funding	**2,995.7**	3,537.4

* Capitalised as below

At 31st March 2006, the group had long term investment grade credit ratings from Standard & Poor's of BBB+ and from Moody's of Baa1, both on creditwatch. Earlier in the year the group had been downgraded from A- and A3 to BBB+/Baa1 stable outlook respectively as a result of the weaker trading environment for Boots The Chemists. At the announcement of the proposed merger with Alliance UniChem in October 2005, both rating agencies put the group on creditwatch due to their uncertainty over the future business and financial strategy of Alliance Boots. The 3rd October press release concerning the proposed merger stated that Alliance Boots intends to have an investment grade credit rating.

We have returned over £3.6bn in the form of dividends and share repurchases over the last five years, including the special dividend of £1.4bn following the disposal of BHI. This was consistent with our commitment to return surplus cash to shareholders and get an efficient balance sheet. Earlier in the year we completed the first £350m tranche of the £700m share buyback programme announced in 2004. Given the proposed merger with Alliance UniChem the second £350m tranche will not now go ahead.

Dividend. The board currently has a policy of sustained dividend growth with a target dividend cover of 1.75 times over the medium term. Dividend cover had fallen to 1.6 times in the previous year so it was felt prudent to maintain a constant dividend of 30.1p during the year, especially given the substantial changes arising from the BHI disposal, special dividend and share consolidation, until earnings per share on the continuing business resumed growth. The 3rd October press release concerning the proposed merger stated that Alliance Boots expects to target a dividend cover of 2.0-2.5 times in setting its initial dividend.

Lease liabilities. In common with other UK retailers, the group has liabilities through its obligations to pay rents under property leases.

Maturity of commitment	Annual rent commitment at 31st March 2006 £m	Annual rent commitment at 31st March 2005 £m
1 to 10 years	112.0	104.8
10 to 20 years	86.1	73.2
20 to 30 years	5.9	5.1
Over 30 years	3.7	5.1
Total	207.7	188.2

The capitalised value of these liabilities is £1,388.0m (2005 £1,237.7m) based upon discounting the rentals, after taking into account assumed rental growth of 2.5% per annum, at the group's long term cost of borrowing of 5.7% (2005 5.8%).

The group, in common with the credit rating agencies, treats its lease liabilities as being 'debt like' when evaluating financial risk and investment returns.

Pensions

The Boots Pension Scheme regular service cost for the year under IAS 19 was £61.7m (2005 £75.6m), being 19.5% of scheme members' payroll (2005 21.6%).

On an IAS 19 basis, the UK defined benefit pension arrangements had a deficit position of £56.2m at March 2006 (2005 £37.6m). The value of the liabilities of the scheme has increased faster than the value of the assets during the year as a result of substantial decreases in real bond yields, despite the fact that 85% of liabilities are matched with bond assets.

The pension fund investment strategy is unchanged, with 15% of assets in equity and property to match long-term liabilities and 85% of assets in a diverse portfolio of high quality bonds to match liabilities up to 35 years. The overall asset allocation provides a relatively good hedge against liabilities on an actuarial basis and an accounting IAS 19 basis. During the year, the group agreed to make a further additional £85m contribution to the scheme from the BHI disposal proceeds. This was in addition to the additional contributions (over and above the normal accrual rate) of £11.7m over 10 years agreed at the last full actuarial valuation in April 2004. The £85m additional contribution was completed in April 2006 and put the Boots Pension Scheme into a fully funded position on an IAS 19 basis.

Liquidity and funding

Liquidity is achieved through arranging funding ahead of requirements, maintaining sufficient undrawn committed facilities to meet unanticipated needs and maintaining good access to the capital markets through an investment grade credit rating.

The policy is to spread maturity of debt and have sufficient undrawn committed facilities such that there is greater than £400m liquidity headroom at any time over the next 12 months. At 31st March 2006, the group had undrawn committed facilities of £600m under a syndicated committed facility which matures in July 2009.

Maturity of financial liabilities (excluding trade payables)

Matures in:	31st March 2006 £m	31st March 2005 £m
1 year	**(183.4)**	(183.8)
1-2 years	**(231.5)**	(35.6)
2-3 years	**(27.8)**	(224.9)
3-4 years	**(309.6)**	(23.2)
4-5 years	**(2.4)**	(303.9)
Over 5 years	**(3.9)**	–
Total	**(758.6)**	(771.4)

Maturity of financial assets (excluding trade receivables)

Matures in:	31st March 2006 £m	31st March 2005 £m
3 months	**856.0**	128.7
3-12 months	**0.9**	0.2
Over 1 year	**1.7**	1.3
Total	**858.6**	130.2

No new long term debt was raised during the year. At 31st March 2006, there was £773.5m of short term deposits and money market funds arising from the substantial proceeds from the sale and leaseback and disposal of BHI.

The group's net debt varies throughout the year in a predictable seasonal pattern. In particular, net debt peaks in the period September to December due to the working capital requirements of Christmas trading. The increase in borrowing at this time is met through drawing committed and uncommitted facilities or by reducing surplus cash.

Treasury policy
Treasury policies are reviewed and approved by the board. Treasury has responsibility for the group's funding and cash management, and manages the group's counterparty credit, interest rate and currency risks. It enters into financial instruments solely for the purpose of managing these risks. It does not act as a profit centre and the undertaking of speculative transactions is not permitted. Boots operates systems and procedures to monitor and control foreign exchange, interest rate, liquidity, credit and other financial risks.

Counterparty credit risk. The objective is to reduce the risk of loss through default by counterparties. The risk is managed by spreading financial transactions, including bank deposits, across an approved list of high quality banks. Short term cash investments are also made in an approved list of AAA credit rated money market funds. Counterparty credit positions are monitored on a regular basis.

Interest rate exposure. The group's interest rate policy is to maintain a mix of fixed and floating interest rates reflecting a balance between the certainty of interest rate cost, the expected interest cost, and the need for flexibility to repay debt. At 31st March 2006, gross borrowings excluding finance leases, including the impact of derivative financial instruments, comprised fixed rate £167.4m (2005 £186.3m) and floating rate £523.7m (2005 £530.2m). The high proportion of floating rate debt in 2006 provided a match with the high levels of floating rate financial assets at 31st March 2006 following the receipt of the BHI disposal proceeds.

Based on the net debt and hedging position of the group at 31st March 2006, and assuming no changes, a 1% increase in interest rates would decrease the annual interest charge by £2.8m.

Currency exposure. Sales are made from the UK in a range of currencies for Boots Retail International businesses and in euros for Boots The Chemists in Eire. In addition, purchases are made in a range of currencies, but particularly Euros and US Dollars, for Boots The Chemists and Boots Manufacturing. The net currency exposures are modest and do not materially impact the group's profit before tax. The group has entered into limited currency hedging of its committed future purchases using forward contracts for Boots The Chemists. The group does not hedge any currency exposures arising from future uncommitted transactions. The group principally borrows in Sterling and Euros. Euro debt is held to partially hedge the group's Euro assets and to create a long term hedge against future cash generated in Euros from its Boots The Chemists business in Eire. The amount of Euro denominated debt was decreased from £155.7m equivalent to £38.7m equivalent during the year following the disposal of BHI, which significantly reduced the amounts of Euro assets and Euro exposure.

Based on the hedging position and currency mix of earnings of the group at 31st March 2006, movements in exchange rates against Sterling on the group's reporting currency, would not have a significant impact on the group's earnings.

Managing our risks

Like every business, we face challenges and potential difficulties, as well as opportunities. And among the demands of the new Operating and Financial Review form of reporting is that companies should be open about their assessment of the risks that could affect their business...

Risks to be managed:

1. Regulation and changes in regulation
Boots operates in regulated markets and is subject to significant governmental regulation. As a major retailer, especially one in the field of healthcare, Boots is subject to complex regulations both in the UK and elsewhere. This relates not only to the products we manufacture and sell, but to virtually every area of our business, from the packaging and labels we use, to how we dispense, process and are reimbursed for NHS prescriptions. Regulatory changes may occur at any time, which may have cost implications for Boots or may otherwise adversely affect our business.

In addition to the regulations mentioned above, our business is subject to increasingly stringent laws relating to pollution, health and safety, packaging, labelling, product safety and protection of the public and the environment. Failure to comply with relevant laws could have damaging consequences for our business, including fines and harm to our reputation.

2. Trends in consumer spending and damage to our reputation or brand
As a Health and Beauty retailer, Boots will be subject to changes and trends in retail and consumer spending and preferences in that market. We may be particularly affected during recessionary periods or periods of low consumer confidence. In addition, our continued success depends on our reputation and the strength of the 'Boots' brand and our principal trading brands such as 'Nº7'. If anything should damage that reputation – for example, a decline in product quality or a failure on our part to respond to changing customer demand and preferences – our business would inevitably suffer.

3. Increasing competition
Although regulated in part, our industry is already highly competitive, and it is always a possibility that existing rivals will attempt to increase the pressure on Boots, or that new ones will enter our market.

4. Increase in operating costs
Owing to the nature of our business, increases in oil, gas, electricity, labour, rents and other costs may increase our operating costs and many of these cost increases will be outside our control.

5. Operational problems
Boots sales are dependent on the efficient functioning of our manufacturing, distribution and, in particular, IT infrastructure. If major disruption occurred – for example, a serious interruption to the supply of raw materials or extreme equipment failure – our results and cash flow could be adversely affected.

6. Pension scheme shortfalls
Whilst we believe The Boots Pension Scheme is currently strong, and its investment strategy is calculated to reduce the impact of market movements, so as to try to ensure the scheme can continue to meet its liabilities, if the value of the scheme was to decline in relation to its liabilities, Boots might need to make an additional contribution to cover any shortfall. This could have an adverse impact on results and cash flow, particularly given the relative sizes of the Boots Pension Scheme and Boots Group PLC.

7. Possible product liability claims
Any manufacturer or retailer is potentially vulnerable to product liability claims. Boots could also face liability and/or reputational damage relating to counterfeit products, re-labelling of products, contamination or mishandling issues or in respect of its discontinued business activities. Any such claim could arise which could have an adverse impact on results and cash flow.

Our approach to risk management:

Every business faces a variety of risks which may compromise its performance and its ability to meet its strategic objectives.

Our executive team plays the leading role, monitoring our overall risk profile and regularly reporting to the board through the audit committee. In addition, the executive team is responsible for providing clear guidelines on what Boots considers to be acceptable levels of risk.

These guidelines seek to enable people throughout our business to use their expertise both to identify risks that could undermine our performance and to devise ways of bringing them within acceptable levels. Where we identify risks that are not acceptable, we develop and agree action plans with clear allocation of responsibilities and timescales for completion. We try to ensure that the progress of our action plans is monitored and reported upon.

Chief executive's sign-off

I'm proud of what we have achieved since we started the process of building a better Boots nearly three years ago. And I'm particularly encouraged by our performance over the last 12 months. But believe me, there's not the slightest danger of complacency setting in; we couldn't be more acutely aware of the challenges ahead.

And that's one reason why we were keen to adopt the new Operating and Financial Review (OFR) approach to reporting on our business. Because one of the most important ways in which an OFR differs from a conventional annual review is in providing a robust framework for ongoing reporting. As you can see, we have set ourselves clear targets for the future. And a year from now, we will publish an account of how we've performed in relation to these – as well as setting new targets for the year to come.

In short, this first OFR is a firm commitment to a more open and accountable future. And that, I'm certain, can only be good for Boots.

Richard Baker
Chief Executive

Trust Boots

Financial contents

Corporate governance

The requirements of corporate governance are set out in the Financial Services Authority (FSA) Listing Rules together with the related Principles of Good Governance and Code of Best Practice (the Combined Code), adopted by the FSA.

Directors are assisted in complying with the internal control requirements of the Combined Code by the Institute of Chartered Accountants in England and Wales publication Internal Control: Guidance for Directors on the Combined Code (the Turnbull guidance).

The board considers that good corporate governance is an essential element of achieving its overall objectives. It has reviewed the group's corporate governance policies and practices, and has determined that during the period 1st April 2005 to 31st March 2006 the company complied with the provisions of the Combined Code.

The board

On 31st March 2006, the board comprised the Chairman, three executive directors and four non-executive directors. There were a number of changes to the composition of the board during the year. Mr H Dodd resigned from the board on 18th May 2005 and Mr J Bennink retired from the board on 21st July 2005. Dr Martin Read will retire from the board at the 2006 annual general meeting, having completed two three-year terms as a non-executive director. Mr J R Smart was appointed to the board as chief financial officer on 3rd October 2005. The board has reviewed the composition of the board, and the balance of skills, knowledge and experience its members brought, and concluded that the board was of the appropriate size and balance for the company.

Mr G N Dawson has been appointed the Senior Independent Director. Biographies and other details of members of the board of directors are shown on page 30 and, for those seeking reappointment, in the AGM notice.

The Chairman meets with individual directors privately at least once a year to review their contribution to the board and personal development plans including training needs. Further, the Chairman meets with the non-executive directors as a group four times a year in the absence of the executive directors. As part of the board evaluation programme, the non-executive directors, led by the Senior Independent Director review the performance of the Chairman, having considered the views of the executive directors.

During the previous year the board undertook a review of the board as a whole, its committees and its members, assisted by independent consultants. The review included confidential interviews with each director, when they had an opportunity to express their views on their overall impression of the board and its committees and their organisation, composition, involvement in the business and effectiveness; the roles and contributions of board members; communications with shareholders; stakeholder issues and succession planning. The results were consolidated and reported to the Chairman and, in so far as they related to the board as a whole, to the board and, in so far as they related to the Chairman, to the Senior Independent Director. This year the board decided to conduct a review without involving consultants and confidential interviews but covering the same areas other than the contribution made by individual directors. It is the board's intention to involve independent consultants every other year. The board considers the outcome of the programme in its evaluation of the skills, knowledge and experience of the board, and the nominations committee applies the output in formulating its development plans for the board.

Non-executive directors are appointed for an initial term of three years from the AGM following their joining the board, and subject to performance and reappointment where appropriate, there is an expectation of renewal of that appointment for a further three-year period. Exceptionally, non-executive directors may be invited to serve for a third and final three-year term. Non-executive directors' fees are determined by the board in the absence of the non-executive directors.

Details of executive directors' service contracts are given on page 50. All executive directors normally retire on reaching the age of 60. Details of the Chairman's appointment are given on page 50. Copies of service contracts and letters of appointment are available for inspection at the company's registered office and at the AGM.

All directors appointed by the board must stand for reappointment at the first AGM following their appointment, and thereafter at least every three years. In addition, at least one third of the continuing members of the board must retire, and if willing, stand for reappointment at each AGM. Directors retiring and those standing for reappointment at the 2006 AGM are identified on page 59.

The non-executive directors bring a variety of experience and expertise to the board and are all considered to be independent. Sir Nigel Rudd was considered by the board to be independent at the date of his appointment as Chairman. The board considers that an independent director is one who is independent in character and judgment, and where there are no relationships or circumstances which could affect the director's judgment. Relationships or circumstances which could affect judgment include having been previously an employee of the company, having had close ties with any of the company's advisors, directors or senior managers, having had a material relationship with the company, receiving additional remuneration from the company apart from director's fees, participating in the company's performance related pay or pension schemes, holding cross directorships, having significant links with other directors, representing a significant shareholder, or having served on the board for more than nine years.

The division of responsibilities between the Chairman and chief executive is in writing and has been agreed by the board. The Chairman's responsibilities broadly follow the guidance given in the Combined Code, while Mr R A Baker, the chief executive, is responsible for leading the executive management of the company in the achievement of the company's objectives, and for the proper and successful management of the business.

The board has a programme to enable it to discharge its responsibility for providing entrepreneurial leadership of the company within a framework of prudent and effective controls, and to assess and manage risk. The board has eight regular meetings in the year, including two strategy meetings, and other meetings are convened as required. In this year, four additional meetings took place.

	Board		Audit Committee		Nominations Committee		Remuneration Committee		Social Responsibilities Committee	
	Attended	Maximum possible attendance	Attended	Maximum possible attendance	Attended	Maximum possible attendance	Attended	Maximum possible attendance	Attended	Maximum possible attendance
R A Baker	12	12								
P Bateman	12	12							4	4
J Bennink	0	4	0	2	0	1	1	3	0	2
G N Dawson	12	12	4	4	3	3				
H Dodd	1	2								
T C Parker	12	12	4	4	3	3	5	5	3	4
H Ploix	11	12	4	4	3	3	4	5	4	4
Dr M P Read	9	12			2	3	5	5		
Sir Nigel Rudd	12	12			3	3				
J R Smart	5	5								

The table above shows the attendance of directors at board meetings and at meetings of the audit, nominations, remuneration and social responsibilities committees during the year. All directors have attended meetings of the board and of committees of the board of which they are members unless prevented from doing so by prior commitments particularly in the case of additional meetings called at short notice.

A schedule of matters reserved for decision by the board is maintained, including the approval of the annual report and accounts, the long-term objectives of the company, the strategy to achieve those objectives, the annual operating plan including the allocation of human and financial resources and against which business performance is assessed, significant investment and disposal decisions, the structure of the group, payment of dividends, changes in accounting policies and practices, remuneration of and changes to the auditors, treasury policies, and the appointment and removal of the company secretary. The board delegates to management the management of the business.

For all board meetings an agenda is established. For regular meetings this generally comprises: reports from the chief executive, the chief financial officer and the operations director; reports on the performance of the businesses; approval of major items of expenditure, and other significant policy issues. The board is also notified of any permissions given to directors and senior managers to deal in the securities of the company under the company's dealing code and receives reports from the committees of the board, to enable it to satisfy itself as to the matters within their remit. Appropriate papers are provided to the directors in advance of each board meeting. In addition the board considers at least annually the strategic plans of the group and of individual businesses, and from time to time directors receive presentations from management concerning key areas of the group's operations.

Full year and interim results are reviewed by the board audit committee and approved by the board prior to publication, and during the year the board established the board disclosure committee, the responsibilities of which are set out on page 44.

The composition and terms of reference of board committees, and a summary of the current terms of reference and details of membership of major board committees during the year are set out on pages 42 to 44.

In the furtherance of their duties, the directors have full access to the services of the company secretary and may take independent professional advice, at cost to the company, subject to a limit of £25,000 and to prior notification to the chairman of the audit committee. In addition, each of the committees of the board is entitled to take independent professional advice as appropriate. The company maintains appropriate directors and officers insurance in respect of legal action against its directors.

The company provides corporate governance training to those directors for whom it is their first appointment to a listed company board, and provides a tailored induction programme for all directors on appointment. The induction programme includes details of board and company policies and procedures, information and briefings by members of management on the company's business and operations, and on laws and regulations particularly applicable to them, and visits to stores, factories, warehouses and other operations. The board is regularly updated on developments relating to the business of the company, corporate governance and other matters of relevance, and non-executive directors attend the company's business conferences and visit the company's operations.

The board's policy concerning the appointment of executive directors to be non-executive directors of other companies is that the additional experience and knowledge such an appointment brings benefits the company, and accordingly, executive directors are permitted to accept one such appointment where no conflict of interest arises, and to retain the fees received.

All non-executive directors disclosed to the board prior to appointment their significant other commitments, and they are required to notify and have notified any changes to or additional commitments from time to time. Sir Nigel Rudd is non-executive chairman of Pilkington (a role he will shortly relinquish) and of Pendragon and non-executive deputy chairman of Barclays. The board is satisfied that Sir Nigel Rudd meets his obligations to the company.

The Senior Independent Director is available to shareholders if they have concerns which have failed to be resolved through the normal channels of Chairman, chief executive or chief financial officer, or for which such channels are inappropriate.

The company secretary is an employee of the company and is secretary of all board committees, and fulfils the responsibilities required of him by the Combined Code.

Board committees
There are five principal board committees, all of which operate within written terms of reference. Summaries of the terms of reference and details of the membership of committees are set out below. Copies of the terms of reference are available from the company secretary and on the company's website. Only members of each committee are entitled to attend the meetings of committees, although each committee may invite other directors, managers and advisors to attend and frequently do so. Membership of board committees is regularly reviewed. Given the size of the board and the need to have a quorum available, if necessary, at short notice, there is inevitably an overlap in directors' membership of committees, and in particular the board believes it appropriate for all the non-executive directors to be given the opportunity to participate in the work of the nominations committee. However, the chairman of the remuneration committee does not serve on the audit committee, and vice versa, and the board is satisfied that no one director exercises a disproportionate influence. Other than Dr Martin Read, who has served on the remuneration committee for six years and is retiring from the board at the AGM, and the Chairman, who has served on the nominations committee for the same period, no director has served on any committee for six years or more. Attendance at meetings of committees is set out on page 41.

Board nominations committee
Directors who served on the committee during the year are as follows:

Sir Nigel Rudd (chairman)
T C Parker
J Bennink
H Ploix
G N Dawson
Dr M P Read

During the year, Mr J Bennink retired from the board and ceased to be a member of the committee, but other than that, there have been no changes to the structure or membership of the committee up to the date of this report. The board nominations committee meets as dictated by circumstances and met three times during the year.

The main responsibilities of the board nominations committee are to:

> Review regularly the structure, size and composition of the board and make recommendations to the board concerning that;
> Give full consideration to succession planning for directors;
> Evaluate the balance of skills, knowledge and experience of the board;
> Prepare a description of the role and capabilities required for any particular board appointment including that of the Chairman;
> Identify and nominate for the approval by the board candidates to fill board vacancies as and when they arise.

The committee also makes recommendations to the board concerning the standing for reappointment of directors.

During the year under review, the chief financial officer was appointed after a search conducted by external consultants and recommendations made by the committee. The committee also determined the desired capabilities, background and experience of a further non-executive director given the current balance of skills, knowledge and experience on the board and a search was under way until the proposed merger with Alliance UniChem was announced. It is intended that following completion of the merger, the committee will begin afresh the process of finding a further non-executive director. The committee also recommended that directors standing for reappointment should do so.

Board audit committee
Directors who served on the committee during the year are as follows:

G N Dawson (chairman, appointed September 2003)
J Bennink (appointed September 2001, retired 21st July 2005)
T C Parker (appointed January 2004)
H Ploix (appointed September 2000)

Mr G N Dawson, the current chairman of the committee, was until 2002 chairman of European Investment Banking at Merrill Lynch and is currently a partner in Tricorn Partners, an independent corporate advisory business, and accordingly has recent and relevant financial experience.

The board audit committee met four times during the year. The agenda for each meeting is pre-planned to ensure that each aspect of the committee's responsibilities is discharged as part of an annual cycle.

The main responsibilities of the board audit committee are to:

> Monitor the integrity and clarity of the financial information and of the major financial statements of the company, and to review any significant financial reporting issues and judgments those statements contain;
> Approve the annual external audit plan and to review with the external auditors the nature, scope and results of their audit, and any control issues raised by them;
> Make recommendations as to the appointment, terms of engagement and remuneration of the external auditors and review any question of their resignation or removal, and to review the effectiveness of the external auditors and their independence;
> Review the consistency of and any changes to accounting policies, the application of appropriate accounting standards, and the methods used to account for significant or unusual transactions;
> Approve the internal audit plan, monitor and review the effectiveness and freedom from management interference of the company's internal audit function, and to approve the appointment and removal of the head of that function;
> Review the company's internal controls, systems and practices for the identification and management of risk;
> Monitor compliance with the company's policies to prevent illegal and questionable corporate conduct and to review arrangements for whistleblowing.

The external auditors attend meetings of the committee, other than when their appointment or performance is being reviewed, and the head of the internal audit function, the head of the risk management function, the chief financial officer and members of the finance function attend as appropriate. The committee meets with the auditors in the absence of management at least twice a year. The committee also meets separately with the heads of the internal audit and risk management functions twice a year.

The external auditors are reappointed annually at the AGM. The board audit committee considers the reappointment of the auditors and reports its findings to the board. The board audit committee periodically considers the performance, cost and independence of the external auditors, including a comparison of audit fees with those of other retail and FTSE 100 companies and reviews the level of service provided by the audit team throughout the group.

In March 2004 the committee adopted a new policy on the engagement of the auditors to supply non-audit services to ensure that auditor independence is not compromised. The policy identifies three categories of non-audit work. Firstly, work such as systems implementation, full outsourcing and preparation of accounting entries and financial information that the auditors are not to perform as to do so would represent a real threat to independence. Secondly, some audit related and advisory services where work can only be undertaken by the auditors with the approval of the audit committee. This category is sub-divided into those projects that require approval regardless of the fee level (for example, staff secondments and advice on design and implementation of policies and controls), and those projects where approval is required if fees exceed a set limit (such as advice on tax matters, advice on preparation of financial information, due diligence and related advice, preparation of completion accounts and training support). Lastly, projects where the work is clearly audit related and where the auditors are best placed to do it (such as regulatory work and acting as reporting accountants) do not of themselves require approval, but given that the level of non-audit fees may themselves constitute a threat, audit committee approval is required if total fees in this category exceed £0.5m.

The committee monitors the overall level of non-audit fees, is satisfied that its policy falls within the requirements of the Auditing Practice Board, and ensures compliance with that policy. The auditors annually confirm their policies on ensuring auditor independence and provide the committee with a report on their own internal quality control procedures.

In addition to discharging the responsibilities described above and its work in connection with the audit and auditors, the committee during the year reviewed the implementation of International Financial Reporting Standards, and (in light of the APB Ethical standards issued on 17th December 2004 with which auditors must comply) reviewed the auditor terms and conditions and concluded that they are more than adequate. Furthermore the committee considered matters falling within its remit in respect of the proposed merger with Alliance UniChem.

Board remuneration committee

Directors who served on the committee during the year are as follows:

Dr M P Read (chairman)	J Bennink
T C Parker	H Ploix

The board remuneration committee met five times during the year.

The main responsibilities of the committee are to:

> Determine and review from time to time the framework, broad policy and specific terms for the remuneration and terms and conditions of employment of the Chairman of the board and of executive directors, including the design of targets and payments made under any bonus scheme;
> Agree any compensation for loss of office of any executive director;
> Recommend and monitor the level and structure of the remuneration of senior managers.

During the year under review the committee reviewed executive pension arrangements, approved the remuneration arrangements for the new chief financial officer, implemented the performance share plan following approval by the shareholders at the July 2005 AGM and considered appropriate arrangements for executive directors leaving the company as a result of the proposed merger. The committee also during the year reviewed salaries and allowances, made grants and made awards where appropriate under the performance share plan.

A report on the remuneration of directors appears on pages 46 to 55.

Board social responsibilities committee

Directors who served on the committee during the year are as follows:

H Ploix (chair)	P Bateman
J Bennink	T C Parker

The board social responsibilities committee met four times during the year. The main responsibility of the board social responsibilities committee is to keep under review and advise the board on the company's policies and practices in the areas of social responsibility, including those relating to health and safety, the environment, diversity and equal opportunities, race relations, employment of the disabled, charitable giving and ethical matters, and the company's values and standards.

During the year, the committee reviewed those matters and policies within its remit and reviewed and monitored performance against agreed targets in the area of social responsibility.

Board disclosure committee

The board disclosure committee was established on 24th November 2005.

All directors are members of the committee. The quorum is two members, one of whom must be the Chairman, the chief executive, the chief financial officer or the Senior Independent Director. The chairman of the committee is the Chairman, or in his absence the Senior Independent Director or failing him any member of the committee.

The committee meets as and when required and did not have cause to meet in the year under review.

The main responsibilities of the committee are to:

> Assist in the design, implementation and periodic evaluation of disclosure controls and procedures;
> Monitor compliance with the company's disclosure controls and procedures;
> Resolve questions about the materiality of information;
> Alert the company secretary (if not attending the relevant meeting of the committee) to the existence of inside information giving rise to the need for amendments to the company's insider lists;
> Generally review and advise on the scope and content of disclosure;
> Review any announcements dealing with significant developments in the company's business and ensure their accuracy; and
> Consider generally the requirement for announcements in the case of rumours relating to the company or in the case of a leak of inside information and in particular, the need to issue holding announcements.

The committee is not responsible for the review of routine announcements such as director and company dealings, the appointment or removal of directors, directors' responsibility changes, trading statements or announcements relating to the interim and preliminary results or to the AGM.

Investor relations

Communications with shareholders are given a high priority. In addition to the annual and half year results presentations and the AGM, a programme of meetings between institutional shareholders and executive directors or the Chairman is held throughout the year. A summary of the views expressed at these meetings is reported to the board. At each board meeting a report is given on shareholders' and analysts' views, issues (if any) and expectations and periodically, external consultants attend a meeting of the board and present a report on shareholders' concerns and expectations. In addition, each director is provided with copies of reports prepared by analysts and brokers and with press cuttings, which are of particular value to the directors not resident in the UK. Non-executive directors are given an opportunity to attend meetings with shareholders, and each non-executive director is prepared to do so.

All members of the board usually attend the AGM. A business presentation is given at the meeting, followed by a question and answer session. The notice of the meeting, together with any related papers, is sent to shareholders at least 20 working days before the meeting, or for those who have elected for electronic communication, notice is given to such shareholders of the availability of documents on the company's website. Shareholders are given the opportunity to vote on each separate issue. Postal proxy votes are counted and the proxy votes lodged are announced after the vote on show of hands on each item. Summary proxy figures are made available in writing at the end of the meeting and are also published on the company's website.

Internal control

The directors have overall responsibility for the group's system of internal control and for reviewing its effectiveness. The system of internal control is designed to manage, rather than eliminate, the risk of failing to achieve business objectives. Such a system can, however, provide only reasonable, and not absolute, assurance against material misstatement or loss.

Members of the board have responsibility for monitoring the conduct and operations of individual businesses within the group. This includes the review and approval of business strategies and plans and the setting of key business performance targets. The executive management responsible for each business are accountable for the conduct and performance of their business within the agreed strategies.

Business plans and budgets provide a framework from which performance commitments have been agreed between the chief executive and each business. These commitments incorporate financial and strategic targets against which business performance is monitored. This monitoring includes the examination of and changes to rolling annual and half year forecasts, monthly measurement of actual achievement against key performance targets and plans, and weekly reviews of performance.

The group has clear requirements for the approval and control of expenditure. Strategic investment decisions involving both capital and revenue expenditure are subject to formal detailed appraisal and review according to approval levels set by the board. Operating expenditure is controlled within each business with approval levels for such expenditure being determined by the individual businesses.

Executive management is responsible for the identification, evaluation and management of the significant risks applicable to their areas of business. These risks are assessed on a regular basis and may be associated with a variety of internal or external sources.

During the year, a review of the group's risk management policy and processes was undertaken. From this review a number of improvements have been made, resulting in all areas of the business applying a consistent approach to identifying, capturing, ranking and reporting risks. The board has established clear criteria to describe the levels of risk that it finds unacceptable, and where risks are identified that lie outside this tolerance, executive management must implement actions.

Each member of the executive and, where appropriate, other members of management annually complete tailored questionnaires relating to compliance with the group's policies and procedures concerning internal controls within their area of responsibility. These questionnaires are audited by internal audit and the results presented firstly to the executive, and are then reviewed by the board audit committee.

The internal audit and risk management functions work throughout the group to further develop, improve and embed risk management processes and tools in the business operations. They also provide assurance to the board that risk management practices address the key risks faced by the group including risks that could arise from social, environmental and ethical matters. Their work includes an assessment of the risks and controls throughout the group and their findings are reported to senior management responsible for the area concerned. They also report regularly to the board audit committee.

The board audit committee assists the board in fulfilling its oversight responsibilities, reviewing the reporting of financial and non-financial information to shareholders and the audit process, satisfying itself that appropriate systems of internal control and risk management are in place and are serving to identify and manage risk. The external auditors, the head of the internal audit function and the head of the risk management function attend all meetings of the audit committee, save in the case of the external auditor, those parts of any meeting when the committee reviews the performance of the auditor and in every case when the committee is having separate discussions with the chief financial officer, the head of internal audit and the head of risk management.

The group's system of internal control and its effectiveness is monitored and reviewed regularly by the board, the board audit committee, the internal audit function, the risk management function and management, and the board believes that the company has maintained throughout the year and up to the date of approval of the Annual Report and Accounts an effective embedded system of internal control and has complied with the Turnbull guidance.

Social, environmental and ethical matters

The company has for many years recognised the benefits that accrue from responsible employment, environmental and community policies which are also described elsewhere in this report. Identifying and managing risks to the company's reputation has been described above and has a high priority. The evaluation of the company's performance in social, environmental, community and ethical matters is ongoing.

Going concern

Having considered group cash flow forecasts and strategic plans, the directors are satisfied that the company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Directors' remuneration report

Compliance
This report has been prepared in compliance with the Directors' Remuneration Report Regulations 2002 (the Regulations) and Schedule B of the Combined Code annexed to the Listing Rules of the FSA.

Remuneration committee (the Committee)
The members of the Committee during the year were:

Dr M P Read (chairman)
T C Parker
J Bennink
H Ploix

The main responsibilities of the Committee are summarised in the corporate governance statement on page 43.

The Committee has appointed Kepler Associates to provide it with external advice in determining the appropriate remuneration, terms and conditions and bonus schemes for directors, and to assist it in reviews of remuneration policies and practices. Sir Nigel Rudd, Chairman of the board, Mr R A Baker, the chief executive, Mr P Bateman, in his role as human resources and operations director, and Mr M Cutt, human resources director since October 2005, have also advised the Committee when requested. Kepler Associates have also provided the Committee and the company with market data for executives and senior managers, and consulting support in reviewing pensions, long term incentive plans, and in reviewing current remuneration trends. The Committee is conscious of the need to ensure that no conflict of interest arises as a result of Kepler Associates advising both it and the company, and keeps that under review, but believes that the benefit of consistent advice and policies throughout the company outweigh the possible problems arising from such dual appointment.

A summary of the terms under which Kepler Associates provide services to the Committee and to the company are available upon request from the company secretary and on the company's website.

Remuneration policies

Policy overview
In determining remuneration policies for the current, following and subsequent financial years, the Committee has followed the provisions of Section B of the Combined Code. Policy in relation to remuneration, and practice, inevitably evolves over time and the policy with regard to future years will be subject to ongoing review by the Committee.

The objective of the Committee is to ensure that the remuneration of directors and of senior managers is adequate to attract, retain and motivate high calibre management.

In 2002, the Committee decided to position executive directors' salaries and non-executive directors' fees at the market median in the light of independent assessment of market practices. In 2004/05, the Committee undertook a thorough review of total remuneration and, after consultation with major shareholders, decided that market competitiveness of remuneration would in future be assessed primarily in terms of total remuneration, with less emphasis on base salary, and accordingly proposed new long term incentives. Executive directors' salaries (assuming no change in responsibilities) would thereafter be increased annually in line with inflation, subject to total pay being benchmarked against the market every three years, such that over time the proportion of executive directors' total remuneration that is dependent upon performance would increase.

The introduction of the performance share plan (PSP) and bonus co-investment plan (BCIP), approved by shareholders at the 2005 AGM, decreased reward for average performance, increased reward for superior performance, and rebalanced the incentive mix to reward long term out-performance.

Kepler Associates assisted the Committee in determining that the fair value of the long term incentive arrangements introduced in 2005, taking into account the total shareholder return (TSR) out-performance requirements for the performance share plan and the earnings per share (EPS) scale for the bonus co-investment plan, was in line with median for FTSE 100 companies. Assuming short term bonus is paid at target, and that the maximum permitted amount is invested in deposited shares, the rewards at constant share price are expected on average to be 25% of salary from the BCIP and 60% (75% for the CEO) from the PSP. The maximum potential rewards (excluding share price appreciation) are 100% of base salary from the BCIP and 200% of salary (250% for the CEO) from the PSP.

In broad terms, under current plans, if the group meets its target levels of performance, then performance-related pay is likely to account for approximately 60% of the chief executive's remuneration and 57% of that of the other executive directors. For top quartile performance, performance-related pay will account for around 80% of remuneration for the executive directors, depending on share price growth from the start of the performance period to the end.

The way that business performance is measured for bonus and share option schemes for executive directors and senior managers flows from, and is consistent with, business strategy, and with the board's governing objective of maximising value for shareholders.

The Committee believes that share ownership provides an effective way to align the interests of shareholders and executives. The Committee has adopted a revised policy requiring executive directors to achieve by 2010 (or within five years of appointment, if later), and retain, a holding in the company's shares having a value equivalent to one times (chief executive one and a half times) their base salary. Participation in the bonus co-investment plan by investment of at least one quarter of any short term bonus payment is mandatory for executive directors until the shareholding target has been met.

It is the intention of the company to provide benefits under the plans using existing shares purchased in the market by the Boots Employee Trust.

Non-executive directors do not participate in any bonus or share option schemes.

It is the practice of the board to maintain contact where appropriate with its major shareholders about remuneration issues.

Remuneration policies 2005/06 – key elements of remuneration
Executive remuneration in the year comprises the following key elements:

> Basic Salary;
> Short Term Executive Bonus Scheme;
> Bonus Co-Investment Plan;
> Performance Share Plan;
> Long Term Bonus Scheme; } in respect of performance periods
> Executive Share Option Plan; } commencing before 1st April 2005
> Pension;
> Other benefits.

Each of these elements is described below:

Basic salary In June 2005, executive directors' salaries were generally increased in line with inflation.

Short term executive bonus scheme The short term executive bonus scheme rewards executive directors for achieving operating efficiencies and profitable growth in the relevant year by reference to challenging but achievable targets derived at the beginning of the year from strategic plans. It also rewards personal performance. The maximum short term bonus that could be earned in the year 2005/06 was 100% of base salary. One-third of the available bonus depended on individual performance against personal targets, and two-thirds depended upon business performance targets for operating profit (one-third of the available bonus), sales and return on capital (one-sixth each). Achieving the targets set by the Committee on all business measures would generate a bonus of 50% of the maximum bonus available for those measures. The business targets were chosen for their relevance in driving short term performance of the business. The Committee has decided in respect of 2006/07 that, if the proposed merger with Alliance UniChem becomes effective, then performance to the effective date of the merger will be measured, and business targets for the remainder of the year reviewed to ensure their continued relevance.

Bonus co-investment plan (BCIP) Under the bonus co-investment plan, executive directors are entitled to invest up to 50% of their short term bonus for the previous year in Boots shares in return for a matching opportunity of up to 2:1. The size of the match depends on EPS growth over a three-year performance cycle. The BCIP aligns executives' interests with that of shareholders as the initial investment (deposited shares) and any matching shares are exposed to share price movement over the performance period. The BCIP was not operated in 2005 as executive directors received no short term bonus for 2004/05, but, had it operated, the performance condition would have been real average annual growth in EPS. Annual EPS growth is calculated as follows: EPS in the final year of the performance period is divided by EPS in the year immediately preceding the start of the performance period; the resulting number is then annualised. For the first cycle of the plan, a proportion of matching shares would have vested provided the annual growth in EPS exceeded RPI by more than 3%. The maximum match is earned if annualised EPS growth exceeds RPI by 8% or more with pro rata matching in between as indicated in the following table:

EPS growth pa % above RPI	3	3.5	4	4.5	5	5.5	6	6.5	7	7.5	8
Match earned per deposited share	0	0.2	0.4	0.6	0.8	1	1.2	1.4	1.6	1.8	2

If EPS performance did not exceed RPI plus 3% over the initial three-year performance cycle, the matching awards would have lapsed. There is no retest.

The EPS performance target range for the BCIP of between RPI plus 3% and RPI plus 8% per annum has been calibrated using median and upper quartile historical EPS growth rates for UK retailers. The Committee believes that the targets are stretching, but will review the targets at the beginning of each cycle to ensure they remain so. Assuming short term bonus is paid at target and that the maximum permitted amount is invested in deposited shares, the fair value of awards is equal to 25% of salary from the BCIP and the maximum potential rewards are 100% of base salary (excluding share price appreciation). The same performance condition will be imposed on matching awards made in respect of the 2006/09 performance cycle. However, the performance condition will be reviewed and, if necessary, adjusted after the proposed merger with Alliance UniChem, if approved, becomes effective. The rules of the plan allow the performance target to be changed in such circumstances, provided that the adjusted targets are materially neither easier nor more difficult to satisfy than when the award was first granted.

Performance share plan (PSP) The performance share plan, which replaced the long term bonus scheme for performance periods commencing on or after 1st April 2005, provides a direct link between the pay of executive directors and the creation of value for shareholders. It rewards directors for the company's out-performance over a three-year performance period in terms of TSR relative to a UK retail index comprising the FTSE 350 General Retailers Index and the FTSE 350 Food & Drug Retailers Index (weighted 50% each). Executive directors can be granted awards worth up to 200% of base salary (250% for the chief executive).

TSR is used as the performance measure for the PSP as it is considered an objective measure of the company's success and it aligns the interests of the executive with the actual return received by shareholders. TSR measures the return to shareholders in terms of share price movement and the value of dividends as if reinvested when paid.

The Committee has chosen TSR percentage out-performance of a blended index in preference to a TSR ranking system because it is more robust (the calibration is less sensitive to the TSR of each individual comparator) and because the indices are automatically weighted by market capitalisation.

TSR is derived using data from the FTSE TRI index, by calculating the percentage growth in the index based on the average of the index for the quarter preceding the commencement of the performance period and the average of the index for the final quarter. The Committee believes this to be a transparent and well recognised way of doing so.

Awards are calculated for all executive directors by multiplying the basic annual salary as at 1st June in the first year of the cycle by the relevant factor. The award is then expressed in share units by dividing the salary multiple by the average share price over the five dealing days following the date of the announcement of the preliminary results. At the end of the performance cycle none of the award vests unless the annualised TSR performance exceeds the index TSR by at least 2% p.a. All the shares vest if the annualised TSR performance exceeds the index TSR by at least 10% p.a. (historically equivalent to almost top decile performance), with pro rata vesting in between as indicated in the following table.

Annualised TSR% above blended index average	2	4	6	8	10
% of conditional award	20	40	60	80	100

There are no retests. The eventual value of the award is also affected by share price movement over the performance period. Performance cycles commence on 1st April. The whole of the award gained is paid in shares. The maximum potential rewards are 200% of salary (250% for the chief executive) from the PSP plus any growth in value of shares over the performance period. The plan is expected over time to deliver value of approximately 30% of the maximum. The fair value of the PSP is therefore, for the chief executive, up to 75% of base salary and, for the other executive directors, up to 60% of base salary.

No awards will be made for the 2006/09 performance cycle pending implementation of the proposed merger with Alliance UniChem. It is currently intended (subject to shareholder approval at the AGM of the removal of the general prohibition on the grant of awards more than four months after the start of the performance period) to grant awards after the proposed merger has become effective and suitable performance targets established.

Long term bonus scheme (LTBS) The long term bonus scheme which operated for performance periods commencing before 1st April 2005 provided executive directors with a maximum potential bonus award (MPBA) worth up to 125% of base salary. The LTBS rewards directors for the company's performance in terms of TSR over a three-year performance period relative to a peer group of ten other leading companies which the Committee considered to be appropriate comparators by virtue of their size and markets in which they operate. TSR was chosen as the appropriate performance measure for the LTBS as it aligns the interests of the executive with the actual return received by shareholders by directly linking the pay of executive directors and the creation of value for shareholders. TSR is derived using the same data sources and in the same way as for the PSP. There is no retest.

For the outstanding performance cycles which commenced in 2003 and 2004, an MPBA was calculated for all executive directors by multiplying the basic annual salary at the beginning of the cycle by a factor of 125%. The MPBA was then expressed in share units using the average share price over the previous three months. At the end of the performance cycle a percentage of the MPBA is gained based on the following scale:

Comparative position in peer group league table	1	2	3	4	5	6	7	8	9	10
% of MPBA gained	100	80	64	48	36	24	Nil	Nil	Nil	Nil

The value of the award is affected by share price movement over the performance period. Performance cycles commenced on 1st April. The award is payable in shares.

Share awards under the LTBS are satisfied by the transfer of shares purchased in the market by the Boots Employee Trust at various prices. Currently the trust holds surplus shares and no shares have been purchased for several years.

Prior to 2004/05, directors who joined the company participated pro rata in performance cycles that had more than one complete year to run. The Committee decided in 2005 that directors appointed thereafter would not participate in performance cycles that commenced more than four months before they joined the company.

The Committee decided in the case of awards made to Mr R A Baker on joining to calculate the MPBA for performance cycles that had already commenced using the average share price for the three months prior to the date of his joining or the average share price for the three months prior to the commencement of the performance cycle, whichever was the higher, resulting in a lower MPBA than would otherwise have been the case for the 2003/06 cycle.

The peer group comprises those companies that the Committee considered at the beginning of the cycle to provide the best comparators for performance given the mix of businesses carried on by the company, and the peer group was reviewed before each performance cycle to maintain its relevance. For the three-year period from 1st April 2004 the relevant peer group was:

Alliance UniChem	WH Smith
Dixons	Reckitt Benckiser
J Sainsbury	Great Universal Stores
Smith & Nephew	Kingfisher
Tesco	Marks & Spencer

Executive share option plan (ESOP) Under the executive share option plan, which operated for performance periods commencing before 1st April 2005, executive directors could be granted options to subscribe for ordinary shares in the company. The maximum face value of options that could be granted under the plan to any executive director in any financial year of the company was twice basic salary. Grants did not normally exceed one times annual salary. Options granted to executive directors were granted subject to the satisfaction of a performance condition.

The ESOP aligns reward to executives with return to shareholders if share price growth is achieved and the performance condition is met. The value of the options is directly linked to share price movement. The condition imposed in respect of all options granted is that average annual growth in EPS over the relevant period must at least equal the increase in the index of retail prices plus 3% calculated as follows: base EPS is the EPS for the financial year preceding the performance cycle. An EPS target was calculated each year by applying the following formula: base EPS x (100 + increase in RPI + y) where y is 3 in year one, 6 in year two and 9 in year three and so on.

If the average of the actual EPS over the performance cycle equals or is greater than the target EPS, the performance condition is met. If the performance condition is not met, then for options granted prior to 2004, performance is retested annually until the end of the sixth year using the same methodology. If the performance condition has still not been met at the end of the sixth year, the options lapse.

The Committee, mindful of the views of investors in respect of the retesting of the performance condition attached to the exercise of executive share options, decided that, in respect of options granted in 2004, only one retest be permitted, as opposed to the three retests previously permitted under the rules, this retest to take place at the end of the fifth year, if the performance condition is not met after year three.

The EPS performance measure in the ESOP was chosen because it provides an absolute measure of company performance which complements the relative TSR measure in the LTBS. RPI is taken from the index published in March each year. EPS was previously calculated in accordance with FRS14 Earnings Per Share. Following the adoption of IFRS, the Committee has determined that the performance measure should be real growth in trading profit per share after finance costs and tax, and has restated previous years to provide a proper comparison. The definition of trading profit is given in note 2 to the accounts. The Committee believes that trading profit per share most closely equates to the previous measure.

The Committee agreed that Mr R A Baker would on joining receive share options of three times his annual salary. Accordingly, a grant of twice annual salary was made under the ESOP, and a grant of once times salary under his individual option plan, an arrangement identical in all respects to the ESOP, made pursuant to paragraph 13.13A of the Listing Rules, and details of those arrangements are set out on page 54.

Pension entitlement All executive directors in office at 31st March 2006 receive pension entitlements from the company's principal UK defined benefit pension scheme, referred to in note 30 and supplementary pension arrangements which are aimed at providing a pension (when taken together with retained benefits from other employment) of two-thirds final base salary at normal retirement age. Non-executive directors are not members of any company pension arrangements. Pension entitlement is calculated only on the salary element of remuneration.

All directors were subject to the former revenue caps and are subject to the new revenue caps, and accordingly have been and will, where appropriate, continue to be members of unfunded unapproved pension arrangements which provide similar benefits in excess of the relevant caps. With effect from 1st June 2006, the company closed its UK defined benefit pension schemes to new employees.

Other benefits Executive directors are entitled to a company car, or payment in lieu, sick pay, holidays and other benefits comparable to those provided by other major UK companies. Mr R A Baker, Mr P Bateman and Mr J R Smart participate in a funded unapproved death benefit scheme which provides benefits on death comparable to those contained in the company's approved pension schemes in respect of income above the revenue income cap. Sir Nigel Rudd is reimbursed the expenses that the Committee consider reasonable for providing his own car and driver whilst travelling on the company's business.

Contracts of service

The Chairman and each of the other non-executive directors has a written letter of appointment with the company, terminable by either party without notice or compensation.

Each of the executive directors has a service contract which terminates when the director in question reaches the age of 60. All executive directors' service contracts are terminable by the company on one year's notice and the Committee has determined that one year's notice is the appropriate period of notice to be given to an executive director. Exceptionally, however, in circumstances such as the appointment of a chief executive from outside the company, the Committee may consider an initial period of greater security to be appropriate and agree that the one year's notice should not be given before the first anniversary of appointment.

Details of the contracts of executive directors who served during the year are as follows:

	Date of contract	Unexpired term	Notice period	Provision for compensation
R A Baker	8th August 2003	1 year rolling	1 year	See below
P Bateman	25th July 2002	1 year rolling	1 year	Nil
J R Smart	17th May 2006	1 year rolling	1 year	Nil
H Dodd	4th June 2003	Terminated on 18th May 2005	1 year	Nil

With the exception of Mr R A Baker, none of the above contracts contain provisions relating to compensation on termination. The Committee's policy on termination of executive directors' service contracts is that in the event of any service contract being terminated by the company giving less than the contractual period of notice, the requirement for the director to mitigate their loss where appropriate is taken into account in determining any resulting compensation. In the case of Mr R A Baker, however, the company has agreed provisions relating to pay in lieu of notice under which if Mr R A Baker's contract is terminated with less notice than his contract provides, then he will receive 85% of the salary, pension and short term bonus and other benefits he would have received had he been given the notice to which he was entitled under his contract, but without receiving any compensation for loss of long term incentives or share options. The company has also agreed with Mr J R Smart that if the proposed merger with Alliance UniChem becomes effective and if, as expected, Mr J R Smart's appointment as chief financial officer is terminated without notice as a consequence of that, then he will receive a redundancy payment calculated in accordance with the company's redundancy policy, 10 months' basic pay, car allowance and other benefits, a sum equal to the value he might reasonably have been expected to receive under the bonus schemes in which he participates had he been given and accepted 10 months' notice, and his pension will be enhanced for that period.

Each director is required to stand for reappointment every three years and may be required to stand for reappointment at an earlier date in order to satisfy the provisions in the company's articles of association that not less than one-third of the board seek reappointment at each AGM. The articles of association of the company contain provisions relating to earlier vacation of office without notice.

Non-executive directorships

It is recognised that directors may be invited to become non-executive directors of other companies and that the additional experience and knowledge that this brings will benefit the company. Accordingly, the policy is to allow executive directors to accept up to one such appointment where no conflict of interest arises, and to retain the fees received. None of the executive directors currently holds any such appointment.

Performance graph

The following graph, required by the Regulations, shows the total shareholder return over the five-year period to 31st March 2006 for the company's shares and the FTSE 100 index. The FTSE 100 is considered to be an appropriate index for comparison as it is well recognised, the company forms part of that index, and investors in the company are likely to regard other FTSE 100 companies as alternative investments.



Value of £100 invested in March 2001
£140
£130
£120
£110
£100
£90
£80
£70
£60
Boots Group
FTSE100 index
March 01
March 02
March 03
March 04
March 05
March 06

Dilution information

The following table sets out dilution information under discretionary and non-discretionary schemes for the year and for the previous nine years in accordance with the best practice suggestion contained in the NAPF corporate governance policy.

		Options over new shares outstanding at period start	Options granted over new shares	Options exercised over new shares	Options lapsed over new shares	Obligation transferred to QUEST (purchased shares)	Options outstanding over new shares at period end	Issued share capital[1] at period end	% options over new shares to ISC
April 96 – March 97	– SAYE	11,305,099	3,515,062	1,320,113	680,459		12,819,589	906,070,964	1.415
	– Exec	3,281,000	0	953,000	70,000		2,258,000	906,070,964	0.249
	– Total	14,586,099	3,515,062	2,273,113	750,459		15,077,589	906,070,964	1.664
April 97 – March 98	– SAYE	12,819,589	5,209,165	1,648,199	1,001,787		15,378,768	912,910,817	1.685
	– Exec	2,258,000	0	1,357,500	22,500		878,000	912,910,817	0.096
	– Total	15,077,589	5,209,165	3,005,699	1,024,287		16,256,768	912,910,817	1.781
April 98 – March 99	– SAYE	15,378,768	4,169,672	1,870,144	917,512		16,760,784	915,194,961	1.831
	– Exec	878,000	0	414,000	0		464,000	915,194,961	0.051
	– Total	16,256,768	4,169,672	2,284,144	917,512		17,224,784	915,194,961	1.882
April 99 – March 00	– SAYE	16,760,784	6,500,755	61,354	3,046,961	20,153,224	0	899,306,315	0.000
	– Exec	464,000	0	50,000	0		414,000	899,306,315	0.046
	– Total	17,224,784	6,500,755	111,354	3,046,961	20,153,224	414,000	899,306,315	0.046
April 00 – March 01	– SAYE	0	0	0	0		0	899,514,815	0.000
	– Exec	414,000	0	208,500	0		205,500	899,514,815	0.023
	– Total	414,000	0	208,500	0		205,500	899,514,815	0.023
April 01 – March 02	– SAYE	0	0	0	0		0	894,617,815	0.000
	– Exec	205,500	1,893,843	123,000	0		1,976,343	894,617,815	0.221
	– Total	205,500	1,893,843	123,000	0		1,976,343	894,617,815	0.221
April 02 – March 03	– SAYE	0	0	0	0		0	815,084,397	0.000
	– Exec	1,976,343	2,122,528	17,500	117,371		3,964,000	815,084,397	0.486
	– Total	1,976,343	2,122,528	17,500	117,371		3,964,000	815,084,397	0.486
April 03 – March 04	– SAYE	0	0	0	0		0	775,907,597	0.000
	– Exec	3,964,000	1,911,021	62,500	1,111,242		4,701,279	775,907,597	0.606
	– Total	3,964,000	1,911,021	62,500	1,111,242		4,701,279	775,907,597	0.606
April 04 – March 05	– SAYE	0	0	0	0		0	730,451,593	0.000
	– Exec	4,701,279	1,480,455	353,996	1,190,871		4,636,867	730,451,593	0.635
	– Total	4,701,279	1,480,455	353,996	1,190,871		4,636,867	730,451,593	0.635
April 05 – March 06	– SAYE	0	0	0	0		0	485,717,232	0.000
	– Exec	4,636,867	0	0	932,435		3,704,432	485,717,232	0.763
	– Total	4,636,867	0	0	932,435		3,704,432	485,717,232	0.763

[1] Issued share capital at period end excludes shares (if any) that have been repurchased before, but not cancelled until after, the year end.

Auditors' report
The auditors are required to report on information contained in the following section of the report with the exception of directors' shareholdings.

Directors' remuneration 2005/06
Analysis of emoluments and short term bonuses are shown below. Details of long term bonuses are shown on pages 52 and 53, outstanding share options and gains on share options are shown on page 54, shareholdings are shown on page 54 and 55, and pension entitlements on page 55.

Analysis of directors' emoluments
An analysis of directors' emoluments relating to salary and fees, short term executive bonus and other benefits (other than share options, LTBS and pensions) for the year to 31st March 2006 is shown below:

£000	Salaries and fees	Short term bonuses	Other benefits	Commutation of accrued unapproved pension rights	Other payments on termination	Total 2006	Total 2005
R A Baker	660	477	44[2]			1,181	1,024[1]
P Bateman	358	259	24			641	391
G N Dawson	53		1[6]			54	54
T C Parker	38		1[6]			39	38
H Ploix	43		11[6]			54	49
Dr M P Read	43		2[6]			45	45
Sir Nigel Rudd	285		12[6]			297	318
J R Smart (from 3rd Oct 2005)	173	125	6			304	0
H Dodd (to 18th May 2005)	53		8[3]	453[5]	38[4]	552	468
J Bennink (to 21 July 2005)	13		1[6]			14	45
	1,719	861	110	453	38	3,181	2,432

[1]Mr R A Baker's salary for 2005 includes £200,000 and £151,000, being compensation for the loss of his part-vested Asda share options and relocation expenses respectively.
[2]Mr R A Baker's other benefits include security costs of £12,000 and the related tax benefit in kind.
[3]Mr H Dodd's other benefits include £3,000 (2005, £35,000) relocation expenses.
[4]Mr H Dodd's other payments on termination were accrued holiday pay of £38,462.
[5]Mr H Dodd surrendered his entitlements under the unfunded unapproved retirement benefit scheme and received a total of £452,952, being the actuarial value of those benefits.
[6]Other benefits for non-executive directors comprise travel, subsistence and accommodation costs, security costs (in some cases) and the related tax benefit in kind.

The aggregate of directors' emoluments before commutation of pension entitlements and other payments on termination was £2,690,000 (2005, £2,432,000).

Base salary
Base salaries are reviewed with effect from 1st June in each year.

The base salaries of executive directors at the year end and at 17th May 2006, the latest practicable date before the printing of this report were as follows:

	At 31st March 2006	At 17th May 2006
R A Baker	£663,000	£663,000
P Bateman	£360,000	£360,000
J R Smart	£350,000	£350,000

Short term executive bonus scheme
Performance against business targets and personal performance during the year was such that a bonus equal to 72% of salary was earned by the executive directors.

Performance share plan (PSP)
Potential entitlements under incomplete PSP performance periods:

The conditional awards (in shares) for the cycle which commenced on 1st April 2005 are shown below:

	Conditional Award 2005	Total
R A Baker	273,605	273,605
P Bateman	118,851	118,851
J R Smart	28,103	28,103

The share price used to calculate the 2005/2008 conditional awards was 605.8p. The outcome for this cycle and the related vested awards will not be determined until June 2008. The share price when the awards were first made was 625p on 1st April 2005. Performance conditions are set out on page 48.

Bonus co-investment plan (BCIP)
No short term bonus was earned by the executive directors in the preceding financial year and accordingly, no co-investment opportunity arose.

Long term bonus scheme (LTBS)

Entitlements under completed LTBS periods At the end of the cycle for the three-year period up to 31st March 2006 the relevant peer group was identical to that shown on page 49.

For the 2003/06 cycle, the company achieved position 10 (2002/05, 7) in the league table. Accordingly, as shown in the table below, no long term bonus units were earned by executive directors and there will be no payment in June 2006 (2005, nil). The share price used to determine the MPBA was 546p (617p in respect of Mr R A Baker) (2002/05, 632p).

2005/06 Number of shares	MPBA 2003/06	MPBA 2002/05	Earned Units 2003/06	Earned Units 2002/05	Share award 2003/06	Share award 2002/05	Cash 2003/06 £000	Cash 2002/05 £000
R A Baker	105,517	61,808	–	–	–	–	–	–
P Bateman	68,681	51,424	–	–	–	–	–	–
J R Smart	30,037	17,300	–		–		–	
	204,235	130,532						

Share entitlements may, if granted, be exercised immediately after grant for a period of 12 months. No share awards in respect of prior periods have vested and been exercised in the year, and none were outstanding at 31st March 2006 (2005, nil).

Potential entitlements under incomplete LTBS periods The MPBA (in shares) for the cycle which commenced on 1st April 2004 is shown below:

	MPBA At 31/03/06 re cycle 1/4/04 to 31/3/07	MPBA Awarded in year
R A Baker	113,221	nil
P Bateman	61,533	nil
J R Smart	23,797	nil
	198,551	nil

The share price used to calculate the 2004/07 MPBA was 711p. The outcome for this cycle and the related share awards will not be determined until June 2007. The share price when the awards were first made was 620.5p on 1st April 2004. Performance conditions are set out on page 48 and 49.

TSR performance measure An explanation of the TSR performance measure is shown on page 48.

Share options

The executive share option plan An explanation of the way the ESOP operates is shown on page 49.

The exercise price of options granted under the scheme is the average of the market value of the shares in the three days preceding the grant of an option. The rules of the plan allow the exercise of options in the period between three and ten years from grant, subject to prior satisfaction of any performance condition stipulated at the time of grant. Upon exercise, the benefit received by the participant is derived from the increase in the market value of the company's shares in the period between grant and exercise. Gains arising from the exercise of share options are set out on page 54. Executive share options may be exercised before the expiry of the initial three-year period following termination of employment by reason of redundancy or retirement, or in such other circumstances of termination of employment as the Committee approves, subject to satisfaction of the performance conditions over the shorter period.

Options have been granted under the ESOP and under Mr R A Baker's individual option plan (see below), as follows:

Number of shares	2001/02 Awarded on 12/09/01 Option price 630p Exercisable between 12/09/04 and 11/09/11	2002/03 Awarded on 18/06/02 Option price 635p Exercisable between 18/06/05 and 17/06/12	2003/04 Awarded on 23/06/03 Option price 606p Exercisable between 23/06/06 and 22/06/13	2003/04 Awarded on 18/09/03 Option price 687p Exercisable between 18/09/06 and 17/09/13	Mr R A Baker's individual option plan Awarded on 18/09/03 Option price 687p Exercisable between 18/09/06 and 17/09/13	2004/05 Awarded on 14/06/04 Option price 647p Exercisable between 14/06/07 and 13/06/14	Total at 01/04/05	Granted 05/06	Exercised	Lapsed	Total 31/03/06
R A Baker	0	0	0	181,950	90,975	99,536	372,461	0	0	0	372,461
P Bateman	26,428	40,944	49,504	0	0	54,095	170,971	0	0	0	170,971
J R Smart	0	0	25,371	0	0	24,517	49,888	0	0	0	49,888

All options are subject to the performance conditions set out on page 49.

During the year, share options held by Mr H Dodd a former director lapsed. No options were exercised.

The market price of the company's shares at 31st March 2006 was 719.5p and the range of market prices during the year was 737.0p to 583.5p.

Directors' interests in share options on 17th May 2006 remain unchanged.

Outcome of performance tests as at 31st March 2006 The performance tests for options granted in 2001 and 2002 and 2003 were not met as at 31st March 2006.

Individual option plan – Mr R A Baker On 18th September 2003 Mr R A Baker received, as part of his joining arrangements, a grant of options of one times his salary of £625,000 amounting to 90,975 shares at a price of 687p (the average of the market price for the three days preceding the grant) on terms identical to the options granted in 2003/04 under the ESOP, exercisable between 18th September 2006 and 17th September 2013 (subject to satisfaction of the performance condition).

The performance condition is identical to that applied to grants under the ESOP, i.e. average annual growth in earnings per share of at least RPI plus 3% over the performance period as described on page 49.

The Boots SAYE share option scheme No options have been granted since July 1999, and no executive directors hold options under the scheme.

Gains on share options Gains on share options represent the number of shares under options which have been exercised, valued at the difference between the market price at the date of exercise and the exercise price paid.

The total gains on share options exercised during the year was nil (2005, nil).

All employee share ownership plan (AESOP)
In the period to 31st March 2001, Boots established an AESOP to enable employees, including executive directors, to become shareholders in the company. Under the free share part of the AESOP, the executive directors were each given the opportunity to be awarded 42 shares (36 in 2004/05), the same number as any employee with average contracted hours of 35 or more per week. All the eligible executive directors opted to receive this award. Shares in this part of the AESOP must normally be held in trust on behalf of the employees for at least three years.

The share investment plan element of the AESOP, gives employees, including executive directors, the opportunity to purchase shares from their pre-tax income, subject to a maximum of £125 per month. Shares purchased under the partnership plan are included in total shareholdings in the table below.

Directors' shareholdings
The beneficial interests of the directors in office at 31st March 2006 and their families in the share capital of the company at 31st March 2006 are shown below. The company's register of directors' interests, which is open to inspection, contains full details of directors' interests in the company's shares.

Shareholdings	Ordinary shares 2006	Ordinary shares 2005[2]
R A Baker	6,226	6,226
P Bateman	6,311	5,866
G N Dawson	2,689	2,689
T C Parker	4,263	4,263
H Ploix	2,740	2,612
Dr M P Read	0	3,698
Sir Nigel Rudd	31,600	31,600
J R Smart	554	554[1]

[1]at date of appointment
[2]comparatives restated on basis of consolidation of share capital

Included within the ordinary shares held are 426 shares purchased by Mr P Bateman under the AESOP share investment plan.

Each executive director was also deemed, as a potential beneficiary, to have an interest in 589,619 (2005 601,221 restated for consolidation) ordinary shares of the company held by Boots ESOP Trust Ltd, on behalf of Boots Employee Trust, established to facilitate the operation of the company's executive bonus schemes and in 5,374,119 (2005, 6,040,451 restated for consolidation) ordinary shares of the company held by Boots (QUEST) Trustee Ltd, on behalf of Boots Qualifying Employee Share Trust, established in connection with the company's UK all-employee SAYE Share Option Scheme and in 2,039,980 (2005, 2,120,989 restated for consolidation) ordinary shares of the company held by Boots Share Plan Trustees Ltd, established to hold shares for employees in connection with the company's AESOP. No director holds any loan capital. The personal shareholdings of directors in office at 31st March 2006 remain unchanged on 17th May 2006, other than that, Mr P Bateman now holds a further 18 shares purchased under the share investment plan element of the AESOP, and the number of shares held by Boots Share Plan Trustees Ltd has reduced, thereby reducing each director's deemed interest.

Pensions entitlement

Details of pensions earned by the executive directors in office at 31st March 2006 or at date of retirement are shown below:

£000	Accrued pension at 31st March 2006	Increase in accrued pension during the year to 31st March 2006 gross of inflation per annum	Increase in accrued pension during the year to 31st March 2006 net of inflation per annum	Transfer value of accrued benefits at 31st March 2005	Transfer value of accrued benefits at 31st March 2006	Increase in transfer value of benefits less directors' contributions	Transfer value of net of inflation increase in accrued benefits less directors' contributions
R A Baker	49	19	18	360	724	328	238
P Bateman	81	17	14	997	1,462	445	243
J R Smart	30	21	21	114	484	351	325

The total accrued pension entitlement for Mr R A Baker, the highest paid director, at 31st March 2005 was £360,000.

The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year. Retained benefits from previous employments are taken into account. The increase in accrued pension during the year is after deducting the increase due to inflation, at the rate of 2.7%, on the previous year's accrued pension. Members of the scheme have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above table.

By order of the board
Dr Martin Read
Chairman of the board remuneration committee

17th May 2006

Directors' responsibilities statement

The directors are responsible for preparing the Annual Report and the group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare group and parent company financial statements for each financial year. Under that law they are required to prepare the group financial statements in accordance with IFRSs as adopted by the EU and have elected to prepare the parent company financial statements on the same basis.

The group and parent company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position of the group and the parent company and the performance for that period; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the group and parent company financial statements, the directors are required to:

> select suitable accounting policies and then apply them consistently;
> make judgments and estimates that are reasonable and prudent;
> state whether they have been prepared in accordance with IFRSs as adopted by the EU; and
> prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and Corporate Governance Statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent auditors' report to the members of Boots Group PLC

We have audited the group and parent company financial statements (the 'financial statements') of Boots Group PLC for the year ended 31st March 2006 which comprise the Group Income Statement, the Group and Parent Company Balance Sheets, the Group and Parent Company Cash Flow Statements, the Group and Parent Company Statements of Recognised Income and Expenses, and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU are set out in the Statement of Directors' Responsibilities on page 56.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Operating and Financial Review that is cross referenced from the Business Review section of the Directors' Report. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

> the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the group's affairs as at 31st March 2006 and of its profit for the year then ended;

> the parent company financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 31st March 2006;

> the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation; and

> the information given in the Directors' Report is consistent with the financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Birmingham

17th May 2006

Directors' report

The directors of Boots Group PLC present their annual report to shareholders, together with the audited financial statements for the year ended 31st March 2006.

Principal activities

The group's principal activities during the year were:

> retailing of chemists merchandise;
> the provision of opticians and other healthcare services;
> the development, manufacture and marketing of healthcare and consumer products.

Further information on the group's continuing activities is provided in the OFR on pages 7 to 38.

Business review and future developments

A review of group activities during the year, research and development, and likely future developments are dealt with in the Chairman's statement, the chief executive's review and OFR on pages 2 to 38.

The OFR also contains a description of the key risks and uncertainties that face the business. In addition it contains details of the financial risk management objectives and policies of the group and details of the exposure of the group to financial risks.

Group results

The group income statement for 2006 shown on page 61 includes the following details:

From continuing operations	2006 £m	2005 £m
Revenue	**5,027.4**	4,935.5
Operating profit before finance costs	**369.2**	400.9
Profit before taxation	**348.9**	360.0

Appropriations

The directors recommend the payment of a final dividend of 21p per share (2005, 21p per share) which, if approved by shareholders, will be paid on 4th August 2006 to shareholders registered on 2nd June 2006. On 24th February 2006 a special dividend of 200p per share was paid. An interim dividend of 9.1p per share was paid on 20th January 2006 (2005, 9.1p).

Group structure and operations

On 7th April 2005, Boots announced its intention to sell Boots Healthcare International and return a significant proportion of the proceeds to shareholders. The sale was completed on 31st January 2006 and a special dividend of 200p per share was paid on 24th February 2006.

On 7th April 2005, Boots also announced the proposed sale and leaseback of 312 of its small stores which was completed on 29th July 2005. Proceeds from the transaction were used to pay down short term borrowings.

On 3rd October 2005, Boots announced its intention to merge with Alliance UniChem plc. The merger, if approved, is currently expected to become effective at the end of July 2006.

Share capital

Details of changes in the share capital are shown in note 27 to the financial statements.

On 13th February 2006 the authorised share capital of the company was decreased from £300,000,000 divided into 1,200,000,000 ordinary shares of 25p each by way of a subdivision and consolidation of shares, in the ratio of 39 for 58, to £299,999,983 divided into 806,896,506 ordinary shares of $37\frac{7}{39}$p each. As part of the consolidation, 40 shares of $37\frac{7}{39}$p each and the fraction of a share of $37\frac{7}{39}$p each arising from the consolidation were cancelled. The 722,348,704 issued ordinary shares of 25p each were thus consolidated into 485,717,232 shares of $37\frac{7}{39}$p each.

At the annual general meeting on 21st July 2005, shareholders authorised the company to make market purchases of its own ordinary shares of 25p each.

During the year the company entered the market and purchased 8.1 million (2005, 45.4 million) shares which have been cancelled. This represented 1.1% (2005, 6.2%) of the shares in issue immediately prior to the consolidation (2005, at the end of the period) and the total cost was £50m (2005, £300m). No shares were repurchased after the consolidation. At the forthcoming AGM on 20th July 2006, shareholders will be invited to renew the company's authority to make market purchases. The authority will be limited to the purchase of not more than 48,581,000 ordinary shares, being approximately 10% of the ordinary shares in issue at the date of this report, or, subject to the merger with Alliance UniChem becoming effective, not more than 96,756,000 ordinary shares being approximately 10% of the estimated issued share capital of the company following completion of the merger. The maximum price payable is not more than the higher of 5% above the average of the closing mid market quotations for the five business days before the purchase and that stipulated by Article 5 (1) of the Buyback and Stabilisation Regulation, with the minimum price being the nominal value, exclusive of any expenses payable by the company.

The aggregate number of shares held by Boots Qualifying Employee Share Trust, Boots All Employee Share Ownership Plan and Boots ESOP Trust are shown in note 27 to the financial statements.

Shareholders

As at 17th May 2006, the register maintained by the company under Section 211 of the Companies Act 1985 contains the following notifications to the company:

Name of shareholder	% of issued ordinary share capital held
Franklin Resources Inc	7.13%
Legal & General Investment Management	3.76%
Lazard Freres & Co	3.00%
Deutsche Bank AG	4.09%

Asset values
The directors are of the opinion that the market value of the group's properties at 31st March 2006 is 63% higher than that stated in the financial statements. It is not anticipated that any significant taxation will become payable on the revaluation surplus, as taxation gains on properties used for the purpose of the group's trade are expected to be deferred indefinitely or eliminated by capital losses.

Payment of suppliers
The group is a signatory of the Better Payment Practice Code (a copy of the code is available from www.payontime.co.uk). It is the policy of the group to agree appropriate terms and conditions for its transactions with suppliers (by means ranging from standard written terms to individually negotiated contracts) and that payment should be made in accordance with those terms and conditions, provided that the supplier has also complied with them.

The number of days' purchases outstanding for the group's UK operations at 31st March 2006 was 19 (2005, 20 days). The company has no trade creditors.

People
The group communicates with its people through a wide variety of channels including: Boots news, published quarterly, and available to all employees; regular briefings, held in head office and other locations; information cascades through line managers; store conference calls, held weekly; and the company's intranet, updated daily with news and information of concern to employees.

Works councils are established and operate in our French and German factories. Otherwise, each part of the business is represented on the Forum. The Forum meets four times a year, over 2 days. Prior to the meeting the 18 elected representatives gather opinions from the area they represent, and during the meeting receive presentations, review feedback from their areas, and discuss issues with the group executive. After the meeting the representatives agree follow up action, the feedback to their constituents, and the agenda for the following meeting. During the year constituencies for elected representatives were reviewed, and elections held to ensure compliance with the Information and Consultation of Employees Regulations 2004.

Our people's involvement in the company's performance is encouraged through performance-related bonuses and the annual allocation to all participating employees of free shares under the All Employee Share Ownership Plan. The award is subject to the group attaining business targets and employee eligibility is subject to completion of a qualifying period of employment. In the year under review all participating full time employees received free shares having a market value of £250 and part time employees received a pro rata entitlement.

The involvement extends to the board of Boots Pensions Ltd, the trustee of the Boots Pension Scheme, on which there are three employee representatives as well as a retired employee.

The group's aim for all its people and applicants for employment is to fit the qualifications, aptitude and ability of each individual to the appropriate job, and to provide equal opportunity, regardless of sex, race, religion or belief, sexual orientation, disability or ethnic origin. The group does all that is practicable to meet its responsibility towards the employment and training of disabled people. Where an employee becomes disabled, every effort is made to provide continuity of employment in the same job or a suitable alternative.

Charitable and political donations
The group made cash donations for charitable purposes in the UK for the year of £1.419m (2005, £1.65m) being £0.118m for education, £0.051m for relief of financial hardship, and £1.25m for other charitable purposes (including health and economic development). The company made no political payments (2005, £nil).

Directors
Mr H Dodd resigned from the board on 18th May 2005, Mr J Bennink retired from the board at the AGM on 21st July 2005 and Mr J R Smart was appointed to the board on 3rd October 2005.

Sir Nigel Rudd retires by rotation at the AGM in accordance with article 87 of the company's articles of association and offers himself for reappointment. Dr Martin Read also retires under article 87 but is not offering himself for reappointment.

Mr J R Smart, who was appointed as a director on 3rd October 2005, retires at the AGM in accordance with article 86 and offers himself for reappointment.

The performance of each director standing for reappointment has been formally evaluated; regard being had to length of service on the board of each such director and whether they be executive or non-executive.

The board believes that each director standing for reappointment continues to demonstrate commitment, to be an effective member of the board, and to contribute to the balance of skills and knowledge and experience identified by the board in the course of its review. The board is satisfied that the Chairman is not precluded from devoting sufficient time to his duties to the company by reason of his other commitments. The board recommends reappointment of the directors standing for reappointment.

Details of directors, their roles, responsibilities, achievements and significant external commitments are set out on page 30 and, for those seeking reappointment, in the AGM notice, which is sent to shareholders with this report.

Information on service contracts and details of the interests of the directors and their families in the share capital of the company at 31st March 2006 are shown in the directors' remuneration report on pages 46 to 55. Copies of the service contracts of executive directors and of the appointment letters of the Chairman and non-executive directors are available for inspection at the company's registered office during normal business hours and at the AGM.

No director has a directorship in common or other significant links with any other director (except in the case of executive directors holding directorships of subsidiary companies of the company).

Auditors

Resolutions to reappoint KPMG Audit Plc as auditors and to authorise the directors to determine their remuneration will be proposed at the AGM.

The directors who held office at the date of approval of this directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the company's auditors are unaware, and each director has taken all the steps that he or she ought to have taken as a director to make him or herself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

By order of the board
Michael Oliver
Secretary

17th May 2006

Group income statement

For the year ended 31st March 2006	Notes	2006 £m	2005 £m
Continuing operations			
Revenue	2	**5,027.4**	4,935.5
Cost of sales		**(2,782.8)**	(2,809.2)
Gross profit		**2,244.6**	2,126.3
Selling, distribution and store costs		**(1,714.2)**	(1,514.0)
Administrative costs		**(221.8)**	(204.8)
Other operating income	6	**160.1**	4.9
Other operating expenses	6	**(99.5)**	(11.5)
Group operating profit before finance costs	2, 5	**369.2**	400.9
Financial income		**186.8**	153.3
Financial expenses		**(207.1)**	(194.2)
Net finance costs	7	**(20.3)**	(40.9)
Profit before taxation		**348.9**	360.0
Income tax expense	8	**(44.5)**	(105.0)
Profit after taxation from continuing operations		**304.4**	255.0
Discontinued operations			
Profit from discontinued operations	3	**1,469.3**	11.4
Profit for the year	24	**1,773.7**	266.4
Attributable to:			
Equity holders of the parent	24	**1,773.7**	265.9
Minority interest[1]	24	**–**	0.5
		1,773.7	266.4
Basic earnings per share – total	11	**259.2p**	35.9p
Basic earnings per share – continuing	11	**44.5p**	34.4p
Diluted earnings per share – total	11	**258.9p**	35.9p
Diluted earnings per share – continuing	11	**44.4p**	34.4p

[1]Minority interests all relate to discontinued operations.

Statements of recognised income and expense

Group For the year ended 31st March 2006	2006 £m	2005 £m
Foreign exchange translation differences	**8.7**	1.4
Foreign exchange differences recycled on the disposal of BHI	**(12.3)**	–
Actuarial (loss)/gain on defined benefit pension schemes	**(54.3)**	11.4
Effective portion of changes in fair value of cash flow hedges	**–**	0.3
Net (expense)/income recognised directly in equity	**(57.9)**	13.1
Profit for the year	**1,773.7**	266.4
Total recognised income and expense for the year	**1,715.8**	279.5
Attributable to:		
Equity holders of the parent	**1,715.8**	279.0
Minority interest[1]	**–**	0.5
	1,715.8	279.5

[1]Minority interests all relate to discontinued operations.

Foreign exchange translation differences include tax of £nil (2005 £nil).

Foreign exchange translation differences are net of gains/(losses) on net investment currency hedges of £0.6m (2005 £(4.9)m) and associated tax charge of £0.2m (2005 £0.4m).

Actuarial (losses)/gains on defined benefit pension schemes are net of tax of £23.1m (2005 £(4.8)m).

Company

There is no recognised income or expense for the company other than the profit for the year as stated in note 10.

Balance sheets

31st March 2006	Notes	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
ASSETS					
Non-current assets					
Goodwill	12	–	0.4	–	–
Other intangible assets	12	**146.8**	441.8	–	–
Property, plant and equipment	13	**1,267.9**	1,452.4	–	–
Investments	14	–	–	**3,045.8**	5,124.9
Other receivables	16	**34.4**	58.6	**0.4**	–
Deferred tax assets	18	**54.7**	65.4	**1.4**	0.4
		1,503.8	2,018.6	**3,047.6**	5,125.3
Current assets					
Inventories	15	**594.4**	713.6	–	–
Trade and other receivables	16	**462.0**	522.2	**1,231.1**	712.0
Current tax assets	9	**13.5**	11.5	**12.2**	9.4
Available for sale assets		**0.2**	0.2	–	–
Cash and cash equivalents	17	**856.0**	128.7	**774.0**	27.7
Non-current assets held for sale	3	**1.2**	0.7	–	–
		1,927.3	1,376.9	**2,017.3**	749.1
Total assets		**3,431.1**	3,395.5	**5,064.9**	5,874.4
LIABILITIES					
Current liabilities					
Short term borrowings and overdrafts	20	**(183.1)**	(183.8)	**(290.8)**	(110.2)
Current tax liabilities	9	**(56.2)**	(95.1)	–	–
Trade and other payables	19	**(633.1)**	(658.9)	**(753.5)**	(890.2)
Provisions	23	**(62.1)**	(11.7)	–	–
		(934.5)	(949.5)	**(1,044.3)**	(1,000.4)
Non-current liabilities					
Borrowings	20	**(574.9)**	(587.1)	**(531.1)**	(537.7)
Other payables	19	**(30.0)**	(50.9)	**(0.3)**	(0.5)
Deferred tax liabilities	18	**(96.5)**	(136.6)	–	(0.4)
Non-current tax liabilities	9	**(0.3)**	(0.6)	–	–
Retirement benefit obligations	30	**(56.2)**	(37.6)	–	–
Provisions	23	**(87.2)**	(12.3)	–	–
		(845.1)	(825.1)	**(531.4)**	(538.6)
Total liabilities		**(1,779.6)**	(1,774.6)	**(1,575.7)**	(1,539.0)
Net assets		**1,651.5**	1,620.9	**3,489.2**	4,335.4

31st March 2006	Notes	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
EQUITY					
Called up share capital	24, 27	**180.6**	182.6	**180.6**	182.6
Share premium account	24	**2.3**	2.3	**2.3**	2.3
Capital redemption reserve	24	**28.6**	26.5	**28.6**	26.5
Hedging reserve	24	–	–	–	–
Fair value reserve	24	**0.1**	0.1	–	–
Translation reserve	24	**(2.1)**	1.4	–	–
Merger reserve	24	**310.8**	310.8	**2,123.2**	3,080.2
Retained earnings	24	**1,131.2**	1,096.1	**1,154.5**	1,043.8
Equity shareholders' funds		**1,651.5**	1,619.8	**3,489.2**	4,335.4
Equity minority interests		–	1.1	–	–
Total equity		**1,651.5**	1,620.9	**3,489.2**	4,335.4

The financial statements were approved by the board of directors on 17th May 2006 and are signed on its behalf by:

Richard Baker
Chief Executive

Jim Smart
Chief Financial Officer

Cash flow statements

For the year ended 31st March 2006	Notes	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Cash flows from operating activities					
Profit for the year		**1,773.7**	266.4	**844.7**	966.6
Less discontinued operations		**(67.2)**	(11.4)	**–**	–
Profit on sale of BHI		**(1,402.1)**	–	**(736.5)**	–
Profit for the year (continuing operations)		**304.4**	255.0	**108.2**	966.6
Adjustments for:					
Depreciation, amortisation, impairments and share scheme charges		**185.5**	156.1	**5.3**	4.6
(Profit)/loss on disposal of property, plant and equipment		**(171.1)**	6.6	**–**	–
Foreign exchange loss		**(0.4)**	(3.9)	**(3.2)**	(2.6)
Other non-cash movements (including provisions)		**(2.5)**	(2.0)	**946.7**	20.2
Finance expense/(income) (including dividends)		**20.3**	40.9	**(1,078.5)**	(1,065.1)
Income tax expense		**44.5**	105.0	**17.1**	15.1
Operating profit/(loss) before changes in working capital and provisions		**380.7**	557.7	**(4.4)**	(61.2)
Increase in trade and other receivables		**(27.5)**	(35.5)	**(510.0)**	(13.5)
Decrease/(increase) in inventories		**64.9**	(30.4)	**–**	–
Increase/(decrease) in trade and other payables		**23.2**	(43.4)	**(40.6)**	138.2
Increase in provisions and employee benefits		**59.5**	23.9	**–**	–
Cash generated from operations		**500.8**	472.3	**(555.0)**	63.5
Income taxes paid		**(68.5)**	(117.0)	**(21.0)**	(15.4)
Net cash from operating activities (continuing operations)		**432.3**	355.3	**(576.0)**	48.1
Cash flows from investing activities					
Acquisition of subsidiary	4	**–**	(5.0)	**(55.5)**	(805.0)
Acquisition of property, plant and equipment		**(181.1)**	(276.5)	**–**	–
Proceeds from sale of property, plant and equipment		**308.3**	10.1	**–**	–
Interest received		**21.1**	12.4	**289.2**	265.4
Dividends received from subsidiaries		**–**	–	**1,000.0**	1,000.0
Net cash used in investing activities (continuing operations)		**148.3**	(259.0)	**1,233.7**	460.4

For the year ended 31st March 2006	Notes	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Cash flows from financing activities					
Proceeds from the issue of share capital		**–**	2.1	**–**	2.1
Advance of borrowings		**0.8**	293.3	**20.1**	310.6
Interest paid		**(41.1)**	(33.6)	**(220.0)**	(201.1)
Payment of finance lease liabilities		**(11.7)**	(16.8)	**–**	–
(Purchase)/disposal of own shares		**(0.1)**	7.7	**(6.0)**	(6.3)
Repurchase of shares		**(50.0)**	(303.3)	**(50.0)**	(303.3)
Dividends paid		**(1,640.3)**	(225.1)	**(1,640.3)**	(225.1)
Repayment/(advance) of loans to subsidiaries		**–**	–	**291.4**	(168.3)
Net cash used in financing activities (continuing operations)		**(1,742.4)**	(275.7)	**(1,604.8)**	(591.4)
Net cash inflow from discontinued operations		**38.8**	25.3	**–**	–
Cash flows arising on the sale of businesses	3	**1,854.5**	(3.3)	**1,538.9**	–
Net increase/(decrease) in cash and cash equivalents		**731.5**	(157.4)	**591.8**	(82.9)
Cash and cash equivalents at 1st April		**79.7**	236.6	**(2.3)**	81.1
Effect of exchange rate fluctuations on cash held		**2.1**	0.5	**–**	(0.5)
Cash and cash equivalents at 31st March	17	**813.3**	79.7	**589.5**	(2.3)

Cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Analysis of net cash/(debt) is shown in note 21.

During the year ended 31st March 2006, discontinued operations had cash inflows from operating activities of £67.3m (2005 £44.8m), cash outflows from investing activities of £7.2m (2005 £17.2m) and cash outflows from financing activities of £21.3m (2005 £2.3m).

Significant accounting policies

Boots Group PLC is a public company incorporated in the United Kingdom. The address of its registered office is disclosed in the shareholder information section of the annual report. The principal activities of the company and its subsidiaries are described in note 2. The principal accounting policies applied in the preparation of these consolidated financial statements and the financial statements of the company are set out below. These policies have been applied consistently to all the years presented, unless otherwise stated, and in preparing an opening IFRS balance sheet at 1st April 2004 for the purposes of transition to IFRSs.

The accounting policies have been applied consistently by group entities.

Basis of accounting

The financial statements prepared in pounds sterling rounded to the nearest £100,000 have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (Adopted IFRSs) for the first time. The disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRSs are given in note 34.

The financial statements have been prepared on the historical cost basis, except for certain financial instruments which are stated at their fair value.

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts in the financial statements.

The areas involving a higher degree of judgment or complexity, or areas where assumptions or estimates are significant to the financial statements are disclosed in note 33.

A separate income statement for the company has not been presented as permitted by section 230 (4) of the Companies Act 1985.

Adopted IFRSs not yet applied

The following IFRS was available for early application but has not yet been applied by the group in these financial statements:

> IFRS 7 'Financial Instruments: Disclosure' applicable for years commencing on or after 1st January 2007.

The application of IFRS 7 in the year to 31st March 2006 would not have affected the balance sheet or income statement as the standard is concerned with disclosure only. The group plans to adopt it in the year to 31st March 2008.

Early adoption

The group has applied IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' from 1st April 2004 and has elected to early adopt the option offered by the amendment to IAS 19 'Employee Benefits', allowing actuarial gains and losses to be taken directly to reserves via the statement of recognised income and expense.

Consolidation

Subsidiaries are all entities over which the group has the power to govern the financial and operating policies so as to obtain benefits from their activities. Subsidiaries are fully consolidated from the date on which control is transferred until the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the group.

Inter-company transactions, balances and unrealised gains or losses on transactions between group companies are eliminated.

In the company balance sheet, investments in subsidiaries are stated at fair value at the date of acquisition less any dividends paid out of pre-acquisition profits and provisions for subsequent impairment. Where an impairment is charged in the income statement, an equal amount is transferred from the merger reserve.

Foreign currencies

Foreign currency transactions

Transactions in foreign currency are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the exchange rate ruling at that date.

Foreign exchange gains and losses are recognised in the income statement.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated into sterling at foreign exchange rates ruling at the balance sheet date. The results and cash flows of overseas subsidiaries are translated into sterling on an average exchange rate basis, which approximates to the actual rate for the month.

Exchange differences arising from the translation of the results and net assets of overseas subsidiaries are recognised in the translation reserve.

When a foreign operation is sold, related exchange differences are recognised in the income statement as part of the gain or loss on sale.

The cost of the company investment in shares in overseas subsidiaries is stated at the rate of exchange in force at the date each investment was made.

Intangible assets

Goodwill

Goodwill on acquisitions comprises the excess of the fair value of the consideration plus any associated costs for investments in subsidiary undertakings over the fair value of the net identifiable assets acquired. Adjustments are made to fair values to bring the accounting policies of acquired businesses into alignment with those of the group. The costs of integrating and reorganising acquired businesses are charged to the post-acquisition income statement.

For acquisitions prior to 1st April 2004, goodwill is included on the basis of its deemed cost, which represents the amount recorded under UK GAAP. Goodwill arising on acquisitions prior to 1st April 1998 has been set off against reserves.

Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Product rights and licences

Product rights and licences acquired are shown at historical cost less accumulated amortisation and impairment losses. Similar assets created within the business are only capitalised when commercially feasible and the amounts are material, otherwise, expenditure is charged against profits in the year in which it is incurred.

Software costs

Costs that are directly associated with the production of identifiable and unique software products controlled by the group, are recognised as intangible assets. These intangibles are stated at cost less accumulated amortisation and impairment losses.

Amortisation

Amortisation is charged to the income statement on a straight-line basis over the useful lives of the intangible assets unless such lives are indefinite. Intangible assets with an indefinite life are systematically tested for impairment at each balance sheet date. Other intangible assets are amortised from the date they are available for use. The useful lives are as follows:

> Product rights – up to 20 years;
> Licences – 20 years;
> Software costs – 3 to 8 years;
> Capitalised development costs – 3 to 5 years.

Amortisation periods and methods are reviewed annually and adjusted if appropriate.

Property, plant and equipment

The group has adopted the transitional provisions of IFRS 1 to use previous revaluations as deemed cost at the transition date. From 1st April 2004, all property, plant and equipment will be accounted for under the cost method.

All property, plant and equipment is stated at cost less accumulated depreciation.

Depreciation of property, plant and equipment is provided to write off the cost, less residual value, by equal instalments over their expected useful economic lives as follows:

> Freehold land and assets in the course of construction – not depreciated;
> Freehold and long leasehold buildings – depreciated to their estimated residual values over their useful economic lives of not more than 50 years;
> Short leasehold properties – remaining period of lease when less than 50 years;
> Computer equipment – 3 to 8 years;
> Motor cars – 4 or 5 years;
> Other motor vehicles – 3 to 10 years;
> Fixtures and plant – 3 to 20 years.

Residual values, remaining useful economic lives and depreciation methods are reviewed annually and adjusted if appropriate.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

Non-current assets held for sale and discontinued operations

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of fair value less costs to sell and carrying amount.

Impairment losses on initial classification as held for sale are included in the income statement. Gains or losses on subsequent re-measurements are also included in the income statement.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. The asset (disposal group) must be available for immediate sale and the sale must be highly probable within one year.

A discontinued operation is a component of the group's business that represents a separate major line of business or geographical area of operations that has been disposed of, has been abandoned or meets the criteria to be classified as held for sale.

Discontinued operations are presented on the income statement (including the comparative year) as a separate line 'profit from discontinued operations' and are shown net of tax.

Impairment of assets
The carrying amount of the group's assets is reviewed at each balance sheet date to determine whether there is an indication of impairment. If such an indication exists, the asset's recoverable amount is estimated.

For goodwill, intangible assets that have an indefinite life and intangible assets not yet available for use, the recoverable amount is estimated at each balance sheet date and when there is an indication that the asset is impaired.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. Impairment losses are recognised in the income statement.

Share based payment transactions
The fair value of the shares/options granted is charged as an employee expense with a corresponding increase in equity. The fair value is measured at the grant date and spread over the period during which the employees become unconditionally entitled to the shares/options. The fair value is based on market value for the All Employee Share Ownership Plan (AESOP) and for the Long Term Bonus Scheme. The fair value of the options in the Executive Share Option Plan are established using an option pricing model. The amount recognised as an expense reflects the estimated number of shares/options that are expected to vest except where forfeiture is only due to market-based conditions not being achieved.

In accordance with the transitional provisions of IFRS 1, no expense is recorded in respect of grants made under the above schemes prior to 7th November 2002.

Cash and cash equivalents
Cash and cash equivalents comprises cash in hand and short term deposits. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet. These are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Financial instruments
Financial assets and liabilities are recognised on the balance sheet at fair value when the group/company becomes a party to the contractual provisions of the instrument.

Trade receivables
Trade receivables are stated at their amortised cost as reduced by appropriate allowances for estimated irrecoverable amounts. They are recognised on the trade date of the related transactions.

Trade payables
Trade payables are stated at their amortised cost. They are recognised on the trade date of the related transactions.

Derivative financial instruments
The group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities.

In accordance with its treasury policy, the group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value, with movements on remeasurement recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (see below).

The fair value of interest rate swaps is the estimated amount that the group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

The fair value of forward exchange contracts is their quoted market price at the balance sheet date.

Cash flow hedges
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction, the highly effective part of any gain or loss on the derivative financial instrument is recognised directly in the hedging reserve.

When the forecasted transaction subsequently results in the recognition of a non-financial asset or non-financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

If the hedged forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period, or periods, during which the asset acquired or liability assumed affects profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

Fair value hedges

Where a derivative financial instrument hedges the changes in the fair value of a recognised asset or liability or an unrecognised firm commitment (or an identified portion of such asset, liability or firm commitment), any gain or loss on the hedging instrument is recognised in the income statement. The hedged item is also stated at fair value in respect of the risk(s) being hedged, with any gain or loss recognised in the income statement.

Hedge of monetary assets and liabilities

Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognised monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognised in the income statement.

Hedge of net investment in foreign operation

On consolidation, the highly effective portion of the gain or loss on an instrument designated as a hedge of net investment in a foreign operation that is determined to be an effective hedge is recognised directly in the hedging reserve.

The ineffective portion is recognised immediately in the income statement.

Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs.

Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Net finance costs

Net finance costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, foreign exchange gains and losses, interest on pension scheme liabilities net of expected return on assets, and gains and losses on hedging instruments that are recognised in the income statement.

Interest income is recognised in the income statement as it accrues, using the effective interest rate method.

The interest expense component of finance lease payments is recognised in the income statement to produce, or approximate to, a constant periodic rate of charge on the remaining balance of the outstanding obligation.

Revenue

Revenue comprises sales and services to external customers (excluding VAT and other sales taxes). Consideration received from customers is only recorded as revenue when the group has completed full performance in respect of that consideration.

In respect of the Boots loyalty scheme, the Advantage Card, when points are issued to customers the retail value of those points expected to be redeemed is deferred. When the points are used by the customer they are recorded as revenue.

Sales of gift vouchers are only included in revenue when the vouchers are redeemed.

Inventories

Inventories are valued at the lower of cost and net realisable value and are based on the first-in-first-out principle. Cost comprises purchase cost of goods, direct labour and those overheads related to manufacture and distribution based on normal activity levels.

Pensions

The group operates a number of pension schemes under which contributions by employees and by the sponsoring companies are held in trust funds separated from the group's finances.

Obligations for contributions to defined contribution pension schemes are recognised as an expense in the income statement as incurred.

The group's net obligation in respect of defined benefit pension schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at the balance sheet date on AA rated bonds that have maturity dates approximating to the terms of the group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method. Scheme assets are valued at bid price.

Current and past service costs are recognised in operating profit and net financing costs include interest on pension scheme liabilities and expected return on assets.

All actuarial gains and losses that arise in calculating the group's obligation in respect of a scheme are recognised immediately in reserves and reported in the statement of recognised income and expense (SORIE).

Leases

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Benefits received as an incentive to sign a lease, whatever form they may take, are credited to the income statement on a straight-line basis over the lease term.

Leases, for which the group assumes substantially all the risks and rewards of ownership, are classified as finance leases, including outsourced assets that are held exclusively for the use of the group. The cost of assets held under finance leases is included under property, plant and equipment and depreciation is provided in accordance with the policy for the class of asset concerned up to the length of the lease. The corresponding obligations under these leases are shown as liabilities. The finance charge element of rentals is charged to the income statement to produce, or approximate to, a constant periodic rate of charge on the remaining balance of the outstanding obligations. Lease premiums paid are treated as prepayments and are amortised over the period of the lease.

Income tax

Income tax on the profit or loss for the year represents the sum of the tax currently payable and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The group's liability for current tax is calculated using tax rates enacted or substantively enacted at the balance sheet date, and any adjustments to tax payable in respect of previous years.

Deferred taxation

Deferred tax is provided in full using the balance sheet liability method. It is the tax expected to be payable or recoverable on the temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets and liabilities that affect neither accounting nor taxable profit, and differences relating to *investments in subsidiaries to the extent that it is not probable that they will reverse in the* foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. The carrying amount of deferred tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

Provisions

Provisions are recognised in the balance sheet when there is a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Notes relating to the financial statements

1. Group reconciliation of changes in equity

For the year ended 31st March 2006	2006 £m	2005 £m
Total recognised income and expense for the year	**1,715.8**	279.5
Dividends	**(1,640.3)**	(225.1)
Dividends to minority interest	**–**	(0.6)
Net share capital issued (net of expenses)	**–**	2.0
Repurchase of shares	**(50.0)**	(300.0)
'Share based payment' share scheme awards	**5.3**	5.8
Disposal of own shares	**(0.2)**	7.7
Net increase/(decrease) in shareholders' funds	**30.6**	(230.7)
Opening shareholders' funds	**1,620.9**	1,851.6
Closing shareholders' funds	**1,651.5**	1,620.9

2. Segmental information

Segmental information is presented in respect of the group's business and geographical segments. The primary format, business segments, is based on the group's management and internal reporting structure. Inter-segment pricing is determined on an arm's length basis.

Business segments

The group comprises the following main business segments:

Boots The Chemists	Provision of pharmacy and dispensing services, sale of cosmetics, fragrance and toiletries and sale of baby, nutrition and photo products
Boots Opticians	Provision of opticians' services and sale of glasses and contact lenses
Boots Healthcare International	Sale of brands such as Nurofen, Clearasil and Strepsils around the world
Boots Retail International	Markets a range of Boots beauty and personal care brands such as Nº7, Botanics and Mediterranean around the world

Geographical segments

The Boots Healthcare International and Boots Retail International segments operate on a worldwide basis. The Boots The Chemists and Boots Opticians segments operate primarily in the UK.

Segment revenue is based on the geographical location of customers. Segment assets are based on geographical location of the assets.

2. Segmental information continued

		Total		Product revenues		Service revenues	
(i) Revenue by business segment	Notes	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Boots The Chemists		**4,732.0**	4,651.1	**4,729.9**	4,648.5	**2.1**	2.6
Boots Opticians		**174.3**	180.3	**152.5**	159.4	**21.8**	20.9
		4,906.3	4,831.4	**4,882.4**	4,807.9	**23.9**	23.5
Boots Retail International	a	**56.3**	46.4	**56.3**	46.4	**–**	–
Group and other	b	**64.8**	57.7	**62.4**	54.8	**2.4**	2.9
Continuing operations		**5,027.4**	4,935.5	**5,001.1**	4,909.1	**26.3**	26.4
Boots Healthcare International	c	**430.9**	494.2	**430.9**	494.2	**–**	–
Other discontinued operations	d	**12.9**	41.0	**12.9**	13.9	**–**	27.1
Total discontinued operations		**443.8**	535.2	**443.8**	508.1	**–**	27.1
Total revenue		**5,471.2**	5,470.7	**5,444.9**	5,417.2	**26.3**	53.5

[a] Boots Retail International also generated inter-segmental revenues of £1.6m (2005 £1.9m) to Boots The Chemists.
[b] Group and other includes Boots Manufacturing third party revenues of £60.1m (2005 £55.2m).
[c] Boots Healthcare International (the businesses sold to Reckitt Benckiser on 31st January 2006) also generated inter-segmental revenues of £26.1m (2005 £28.5m).
[d] Other discontinued operations include Portland Ceramics and the part of Boots Manufacturing sold to Reckitt Benckiser (2005 LASIK, Dentistry, Chiropody, Laser Hair Removal and the Handbag joint venture).

(ii) Revenue by geographical segment	2006 £m	2005 £m
UK	**4,888.8**	4,867.0
Rest of Europe	**384.0**	396.6
Rest of World	**198.4**	207.1
Total revenue	**5,471.2**	5,470.7

Included in the UK is revenue of £93.2m (2005 £181.2m) from discontinued operations. In addition, inter-segmental revenues were generated of £138.0m (2005 £130.4m).

2. Segmental information continued

(iii) Group operating profit before finance costs 2006	BTC £m	BOL £m	BRI £m	Group and other £m	Total continuing £m	BHI £m	Other discontinued £m	Total discontinued £m	Total £m
Trading profit[1]	388.4	(3.5)	(1.8)	(47.2)	**335.9**	85.2	(0.3)	**84.9**	**420.8**
Profit/(loss) on sale of PPE[2]	–	(0.3)	(0.6)	8.4	**7.5**	(0.3)	–	**(0.3)**	**7.2**
Depreciation on disposal group assets[3]	–	–	–	–	–	5.2	–	**5.2**	**5.2**
Profit on sale and leaseback[4]	(13.6)	–	–	163.6	**150.0**	–	–	–	**150.0**
Supply chain reconfiguration[5]	(57.1)	–	–	3.0	**(54.1)**	–	–	–	**(54.1)**
IT infrastructure[6]	–	–	–	(37.1)	**(37.1)**	–	–	–	**(37.1)**
Store refurbishment costs[7]	(31.0)	(2.0)	–	–	**(33.0)**	–	–	–	**(33.0)**
Operating profit before finance costs	286.7	(5.8)	(2.4)	90.7	**369.2**	90.1	(0.3)	**89.8**	**459.0**

[1]Trading profit is used to measure ongoing operational performance. It is defined as profit before finance costs, excluding items the directors deem one-off or unusual, and profits/(losses) on the disposal of non-current assets.
[2]Profit/(loss) on sale of property, plant and equipment (including the factory at Airdrie) and intangible fixed assets.
[3]Depreciation added back due to BHI assets whilst held as disposal group assets.
[4]Profit on sale and leaseback of 312 stores in July 2005.
[5]Supply chain reconfiguration costs are those relating to the centralisation and automation programme announced on 14th March 2006.
[6]Costs associated with fundamentally restructuring contractual arrangements with third-party providers.
[7]Costs associated with the historic obligations under leases encompassed in the store investment programme announced on 14th March 2006.

Group operating profit before finance costs 2005	BTC £m	BOL £m	BRI £m	Group and other £m	Total continuing £m	BHI £m	Other discontinued £m	Total discontinued £m	Total £m
Trading profit	459.0	2.8	(8.1)	(46.2)	**407.5**	84.7	(6.5)	**78.2**	**485.7**
Loss on sale of PPE	–	–	–	(6.6)	**(6.6)**	–	–	–	**(6.6)**
Profit on sale of intangible fixed assets	–	–	–	–	–	7.3	–	**7.3**	**7.3**
Closure provision	–	–	–	–	–	–	(5.4)	**(5.4)**	**(5.4)**
Operating profit before finance costs	459.0	2.8	(8.1)	(52.8)	**400.9**	92.0	(11.9)	**80.1**	**481.0**

2. Segmental information continued

(iv) Assets by business segment	2006 £m	2005 £m
Boots The Chemists	**3,931.9**	3,745.7
Boots Opticians	**43.7**	49.8
	3,975.6	3,795.5
Boots Retail International	**80.7**	29.4
Group and other	**2,905.7**	3,208.4
Total assets – continuing operations	**6,962.0**	7,033.3
Boots Healthcare International	**–**	695.6
Other discontinued operations	**0.5**	1.1
Total assets – discontinued operations	**0.5**	696.7
Unallocated assets	**924.2**	206.6
Eliminations	**(4,455.6)**	(4,541.1)
Total assets	**3,431.1**	3,395.5

(v) Liabilities by business segment	2006 £m	2005 £m
Boots The Chemists	**(1,037.8)**	(918.3)
Boots Opticians	**(62.9)**	(160.6)
	(1,100.7)	(1,078.9)
Boots Retail International	**(175.4)**	(142.6)
Group and other	**(3,929.2)**	(3,745.9)
Total liabilities – continuing operations	**(5,205.3)**	(4,967.4)
Boots Healthcare International	**–**	(223.1)
Other discontinued operations	**(92.6)**	(92.8)
Total liabilities – discontinued operations	**(92.6)**	(315.9)
Unallocated liabilities	**(937.3)**	(1,032.4)
Eliminations	**4,455.6**	4,541.1
Total liabilities	**(1,779.6)**	(1,774.6)

Unallocated assets and liabilities include all taxation balances and net debt. Eliminations include inter-segmental current accounts and interest-bearing balances with subsidiary companies.

(vi) Assets by geographical segment	2006 £m	2005 £m
UK	**3,138.4**	2,450.2
Rest of Europe	**177.2**	556.8
Rest of World	**115.5**	388.5
Total assets	**3,431.1**	3,395.5

Included in the UK are assets of £nil (2005 £113.0m) from discontinued operations.

2. Segmental information continued

(vii) Capital expenditure by business segment	2006 £m	2005 £m
Boots The Chemists	**182.6**	275.8
Boots Opticians	**4.6**	6.0
	187.2	281.8
Boots Retail International	**4.7**	4.2
Group and other	**7.7**	9.9
Total capital expenditure – continuing operations	**199.6**	295.9
Boots Healthcare International (discontinued operations)	**10.7**	27.7
Total capital expenditure	**210.3**	323.6

(viii) Capital expenditure by geographical segment	2006 £m	2005 £m
UK	**197.3**	312.5
Rest of Europe	**8.5**	8.2
Rest of World	**4.5**	2.9
Total capital expenditure	**210.3**	323.6

Included in the UK is capital expenditure of £7.9m (2005 £24.1m) from discontinued operations.

(ix) Depreciation and amortisation by business segment	2006 £m	2005 £m
Boots The Chemists	**158.4**	133.5
Boots Opticians	**6.5**	8.0
	164.9	141.5
Boots Retail International	**2.4**	1.8
Group and other	**6.5**	7.7
Total – continuing operations	**173.8**	151.0
Boots Healthcare International (discontinued operations)	**–**	6.9
Total	**173.8**	157.9

2. Segmental information continued

(x) Depreciation and amortisation by geographical segment	2006 £m	2005 £m
UK	**162.4**	146.5
Rest of Europe	**8.7**	8.6
Rest of World	**2.7**	2.8
Total	**173.8**	157.9

(xi) Significant other non-cash expenses by business segment	2006 £m	2005 £m
Boots The Chemists	**4.1**	4.0
Boots Opticians	**0.4**	0.4
	4.5	4.4
Boots Retail International	**–**	–
Group and other	**0.6**	0.5
Total – continuing operations	**5.1**	4.9
Boots Healthcare International (discontinued operations)	**0.2**	0.2
Total	**5.3**	5.1

(xii) Significant other non-cash expenses by geographical segment	2006 £m	2005 £m
UK	**5.3**	4.9
Rest of Europe	**–**	0.2
Rest of World	**–**	–
Total	**5.3**	5.1

Significant other non-cash expenses relate to share based payments.

3. Non-current assets held for sale and discontinued operations

Discontinued operations

The principal disposal in the year was the Boots Healthcare International business to Reckitt Benckiser (completed on 31st January 2006). The consideration was £1.9bn. The Portland Ceramics business was also disposed of in the year. In the prior year the Dentistry, LASIK, Chiropody and Laser Hair Removal businesses and the Handbag joint venture were also treated as discontinued operations.

The disposal of Boots Healthcare International was largely tax free due to the substantial shareholding exemption rules and the utilisation of capital losses previously not recognised for deferred tax purposes. The tax credit of £31.4m relates to tax relief due on the costs associated with the disposal.

3. Non-current assets held for sale and discontinued operations continued

The results of the discontinued operations are as follows:

	2006 £m	2005 £m
Revenue	**443.8**	535.2
Cost of sales	**(102.7)**	(142.2)
Gross profit	**341.1**	393.0
Selling, distribution and store costs	**(193.3)**	(232.3)
Administrative costs	**(54.6)**	(82.5)
Other operating expenses	**(3.7)**	(5.4)
Other operating income	**0.3**	7.3
Operating profit before finance costs	**89.8**	80.1
Financial income	**1.8**	1.9
Financial expenses	**(1.7)**	(2.8)
Net finance income/(costs)	**0.1**	(0.9)
Share of loss of joint ventures	**–**	(0.6)
Profit before taxation	**89.9**	78.6
Attributable income tax expense	**(22.7)**	(31.3)
Profit/(loss) on disposal of discontinued operations	**1,370.7**	(51.3)
Attributable tax credit	**31.4**	15.4
Profit for the year	**1,469.3**	11.4

3. Non-current assets held for sale and discontinued operations continued

Effect of the disposal of individual assets and liabilities of the group	2006 £m	2005 £m
Intangible fixed assets	**(294.4)**	–
Property, plant and equipment	**(49.3)**	(29.3)
Inventories	**(55.7)**	–
Trade receivables	**(146.1)**	–
Cash and cash equivalents (including overdrafts)	**40.2**	–
Trade payables	**128.6**	–
Income and deferred tax	**(16.8)**	–
Net identifiable assets	**(393.5)**	(29.3)
Related goodwill	**–**	(1.6)
Consideration received[1]	**1,877.6**	–
Disposal and other termination costs	**(125.7)**	(20.0)
Exchange gains recycled	**12.3**	–
Profit/(loss) on disposal of businesses	**1,370.7**	(50.9)
Loss on disposal of joint venture	**–**	(0.4)
Attributable tax credit	**31.4**	15.4
Profit/(loss) on disposal	**1,402.1**	(35.9)
Consideration received, satisfied in cash	**1,926.0**	0.3
Costs of disposal paid	**(71.5)**	(3.6)
Net cash inflow/(outflow)	**1,854.5**	(3.3)

[1]Consideration received is the cash consideration of £1,926.0m less an adjustment for net debt items in the disposal balance sheet of £48.4m.

For the company, the cash inflow of £1,538.9m is the net proceeds received from the sale of BHI companies owned directly by Boots Group PLC.

Assets held for sale

Two properties with a net book value of £1.2m have been classified as held for sale in the 'Group and other' segment. It is expected that these properties will be sold within the next 12 months. No impairment in the carrying amount was made.

Assets classified as held for sale	2006 £m	2005 £m
Non-current assets held for sale:		
Property, plant and equipment	**1.2**	0.7

4. Acquisitions of businesses

There have been no acquisitions in the current year.

During the prior year, Boots The Chemists acquired a number of pharmacy businesses for £4.7m. All businesses acquired have been accounted for using the acquisition method of accounting. None of these were individually significant and they are therefore not shown separately.

These acquisitions have the following effect on the group's assets and liabilities:

4. Acquisitions of businesses continued

	2006 £m	2005 £m
Intangible fixed assets	–	4.5
Inventories	–	0.4
Receivables	–	0.9
Borrowings	–	(0.3)
Payables	–	(0.8)
Net assets	–	4.7
Consideration paid (cash)	–	(4.7)
Goodwill	–	–

There were no significant fair value adjustments in respect of these acquisitions.

Net cash outflow from acquisitions	2006 £m	2005 £m
Acquisition of businesses	–	(4.7)
Cash balances acquired with businesses	–	(0.3)
Investment in joint ventures	–	(0.7)
Net cash outflow	–	(5.7)
Continuing operations	–	(5.0)
Discontinued operations	–	(0.7)
Net cash outflow	–	(5.7)

5. Expenses in operating profit

	2006 £m	2005 £m
Total profit for the year is after charging:		
Research and development costs	**16.1**	22.6
Exchange gains	**2.0**	0.1
Auditors' remuneration, including £0.2m (2005 £0.2m) for the company	**0.7**	1.0

The group auditors and their associates also received £1.0m (2005 £0.8m) in respect of non-audit services in the UK. This represents 6% of consultancy and professional services costs of the group for 2006. £0.7m was charged in trading profit for the year and the remaining £0.3m is capitalised on the balance sheet.

This included:

> Further assurance services of £0.4m (2005 £0.1m) that primarily relates to work for the BHI disposal;
> Tax services of £0.4m (2005 £0.3m) with £0.1m (2005 £0.1m) relating to compliance work, the balance being advisory;
> Other services of £0.2m (2005 £0.4m).

These latter arrangements are covered by written agreements to ensure the objectivity and independence of the auditor is not compromised.

6. Other operating income/expenses

	2006 £m	2005 £m
Other operating income		
Profit on disposal of fixed assets	**8.7**	4.9
Profit on sale and leaseback	**150.0**	–
Other	**1.4**	–
	160.1	4.9
Other operating expenses		
Loss on disposal of fixed assets	**(6.7)**	(11.5)
Supply chain reconfiguration	**(54.1)**	–
IT infrastructure	**(37.1)**	–
Other	**(1.6)**	–
	(99.5)	(11.5)

Details of the above are given in note 2.

7. Net finance costs

		2006			2005		
	Notes	Financing interest £m	Pension interest £m	Total £m	Financing interest £m	Pension interest £m	Total £m
Interest payable and similar charges:							
Bank loans and overdrafts		**(6.7)**	**–**	**(6.7)**	(8.0)	–	(8.0)
Other loans	a	**(29.9)**	**–**	**(29.9)**	(24.3)	–	(24.3)
Finance lease charges		**(3.8)**	**–**	**(3.8)**	(2.9)	–	(2.9)
Interest on pension scheme liabilities		**–**	**(166.7)**	**(166.7)**	–	(159.0)	(159.0)
		(40.4)	**(166.7)**	**(207.1)**	(35.2)	(159.0)	(194.2)
Interest receivable and similar income		**23.5**	**–**	**23.5**	11.3	–	11.3
Expected return on pension scheme assets		**–**	**163.3**	**163.3**	–	142.0	142.0
		23.5	**163.3**	**186.8**	11.3	142.0	153.3
Net finance costs		**(16.9)**	**(3.4)**	**(20.3)**	(23.9)	(17.0)	(40.9)

[a] Included in other loans is interest payable on the £300m eurobond of £16.5m (2005 £16.5m) and €300m eurobond of £5.3m (2005 £2.4m).

8. Income tax expense

Recognised in the income statement	Continuing 2006 £m	Continuing 2005 £m	Discontinued 2006 £m	Discontinued 2005 £m
Current tax:				
UK corporation tax at 30.0% (2005 30.0%)	**68.0**	115.8	**(2.8)**	(8.3)
Adjustments in respect of prior periods	**(9.8)**	(10.0)	**1.4**	(1.1)
	58.2	105.8	**(1.4)**	(9.4)
Relief for overseas taxation	**(0.2)**	(0.1)	**–**	(1.0)
	58.0	105.7	**(1.4)**	(10.4)
Overseas taxation	**5.4**	2.5	**1.8**	26.6
Total current tax expense	**63.4**	108.2	**0.4**	16.2
Deferred taxation (see note 18):				
Origination and reversal of timing differences	**(18.9)**	(3.2)	**(9.1)**	(0.3)
Total income tax expense/(credit) in income statement	**44.5**	105.0	**(8.7)**	15.9

The aggregate of current and deferred tax relating to items credited directly to equity was £23.1m (2005 charged £6.0m).

The tax charge for continuing operations is lower (2005 lower) than the standard rate in the UK (30%) because the profit arising on the sale and leaseback transaction was tax free due to the utilisation of capital losses previously unrecognised in deferred tax and due to the release of a deferred tax liability of £10.2m relating to revalued property which, following the sale and leaseback transaction, was no longer required. A full explanation of the differences is shown below:

Reconciliation of effective tax rate	Continuing 2006 £m	Continuing 2005 £m	Discontinued 2006 £m	Discontinued 2005 £m
Profit before taxation	**348.9**	360.0	**1,460.6**	27.3
Income tax at UK standard rate of corporation tax of 30.0%	**104.7**	108.0	**438.2**	8.2
Factors affecting charge for the year:				
Non-taxable income	**(5.9)**	(6.6)	**–**	–
Depreciation on non-qualifying fixed assets	**7.5**	6.5	**0.3**	0.3
Net other expenses/(income) not deductible for tax purposes	**8.0**	(6.9)	**2.4**	3.0
(Profit)/loss on disposal of non-qualifying assets	**(44.9)**	–	**1.2**	–
Other movements in deferred tax	**(9.4)**	–	**(2.3)**	–
Non-taxable disposal for discontinued operations	**–**	–	**(445.2)**	–
Credit for overseas taxation	**–**	(0.7)	**–**	(1.0)
Foreign tax charged at lower rates than UK standard rate	**(2.6)**	0.3	**(0.4)**	4.5
Movements on unprovided deferred tax in respect of losses	**(0.3)**	6.7	**(1.3)**	4.5
Prior year deferred tax adjustments	**(3.4)**	7.7	**(3.2)**	(8.6)
Prior year corporation tax adjustments	**(9.2)**	(10.0)	**1.6**	5.0
Total income tax expense/(credit) in income statement	**44.5**	105.0	**(8.7)**	15.9

9. Tax assets and liabilities

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Current tax assets	**13.5**	11.5	**12.2**	9.4
Current tax liabilities	**(56.2)**	(95.1)	**–**	–
Non-current tax liabilities	**(0.3)**	(0.6)	**–**	–

10. Profit for the year attributable to equity shareholders

The company has not presented its own income statement as permitted by section 230 (4) of the Companies Act 1985.

Of the profit attributable to equity shareholders, £844.7m (2005 £966.6m) is dealt with in the financial statements of the company.

The transition from UK GAAP to IFRS increased 'profit for the year' for the year ended 31st March 2005 by £1.3m.

11. Earnings per share

	2006	2005
Basic earnings per share – total	**259.2p**	35.9p
Diluted earnings per share – total	**258.9p**	35.9p
Basic earnings per share – continuing	**44.5p**	34.4p
Diluted earnings per share – continuing	**44.4p**	34.4p
Basic earnings per share – discontinued	**214.7p**	1.5p
Diluted earnings per share – discontinued	**214.5p**	1.5p
Basic earnings per share – continuing trading profit	**33.9p**	35.1p
Diluted earnings per share – continuing trading profit	**33.9p**	35.1p

The calculation of basic and diluted earnings per share is based on:

Earnings	2006 £m	2005 £m
Earnings for basic and diluted earnings per share calculation – total	**1,773.7**	265.9
Earnings for basic and diluted earnings per share calculation – continuing	**304.4**	255.0
Earnings for basic and diluted earnings per share calculation – discontinued	**1,469.3**	10.9
Earnings for basic and diluted earnings per share calculation – continuing trading profit	**232.1**	259.8

Reconciliation of trading profit	2006 £m	2005 £m
Continuing trading profit used in earnings per share calculation	**232.1**	259.8
Add finance costs	**20.3**	40.9
Add income tax expense	**44.5**	105.0
Add tax on other operating items/finance costs	**39.0**	1.8
Continuing trading profit (see note 2)	**335.9**	407.5

11. Earnings per share continued

Number of shares	2006 m	2005 m
Weighted average number of shares used in basic earnings per share calculation	**684.2**	739.8
Dilutive effect of options	**0.9**	1.1
Weighted average number of shares used in diluted earnings per share calculation	**685.1**	740.9

The weighted average number of shares used in basic earnings per share calculation excludes 9.1m (2005 10.4m) shares held by The Boots ESOP Trust, the QUEST and unappropriated shares held by Boots Share Plan Trustees. The dilutive effect relates to options under an employee savings related scheme and executive option schemes.

12. Intangible fixed assets

Group	Goodwill £m	Product rights and licences £m	Software £m	Total £m
Cost				
At 1st April 2004	2.5	317.2	124.7	444.4
Acquisitions through business combinations	–	4.5	–	4.5
Other acquisitions	–	0.8	84.4	85.2
Disposals	–	(3.6)	(2.3)	(5.9)
Effect of movements in foreign exchange	–	2.0	–	2.0
At 31st March 2005	2.5	320.9	206.8	530.2
At 1st April 2005	2.5	320.9	206.8	530.2
Other acquisitions	–	0.3	43.3	43.6
Disposals	(0.7)	(289.9)	(56.2)	(346.8)
Effect of movements in foreign exchange	–	3.1	–	3.1
At 31st March 2006	**1.8**	**34.4**	**193.9**	**230.1**

12. Intangible fixed assets continued

Group	Goodwill £m	Product rights and licences £m	Software £m	Total £m
Amortisation and impairment losses				
At 1st April 2004	0.5	37.7	32.3	70.5
Amortisation for the year	–	3.7	16.8	20.5
Impairment charge	1.6	–	–	1.6
Disposals	–	(3.6)	(1.1)	(4.7)
Effect of movements in foreign exchange	–	0.1	–	0.1
At 31st March 2005	2.1	37.9	48.0	88.0
At 1st April 2005	2.1	37.9	48.0	88.0
Amortisation for the year	–	1.6	25.0	26.6
Impairment charge	–	0.2	1.3	1.5
Disposals	(0.3)	(28.9)	(3.7)	(32.9)
Effect of movements in foreign exchange	–	0.1	–	0.1
At 31st March 2006	**1.8**	**10.9**	**70.6**	**83.3**
Carrying amounts				
At 1st April 2004	2.0	279.5	92.4	373.9
At 31st March 2005	0.4	283.0	158.8	442.2
At 31st March 2006	**–**	**23.5**	**123.3**	**146.8**

Amortisation and impairment charge

The impairment charge is recognised in administrative costs within the income statement. Impairment losses of £1.3m relate to the 'Boots Retail International' segment and £0.2m relate to the 'Boots Healthcare International' segment.

The amortisation charge is recognised in the following line items in the income statement:

	2006 £m	2005 £m
Cost of sales	**0.4**	–
Distribution costs	**8.4**	2.7
Administrative costs	**17.8**	17.8
Total	**26.6**	20.5

There are £30.9m (2005 £28.0m) of intangible assets at cost which have been fully amortised and which are still in use.

12. Intangible fixed assets continued

Impairment tests for cash-generating units containing intangibles with indefinite useful lives

The following units had significant carrying amounts of intangibles with indefinite useful lives:

	2006 £m	2005 £m
Boots Healthcare USA	–	74.9
Boots Healthcare Deutschland	–	150.6
Boots Healthcare Japan	–	23.2
	–	248.7

13. Property, plant and equipment

Group	Land and buildings £m	Plant and machinery £m	Fixtures, fittings, tools and equipment £m	Total £m
Cost				
At 1st April 2004	660.5	389.0	1,249.1	2,298.6
Acquisitions	3.1	19.0	211.8	233.9
Transfer to non-current assets held for sale	(0.9)	–	–	(0.9)
Disposals	(5.4)	(27.0)	(72.8)	(105.2)
Reclassifications	(0.7)	(103.6)	104.3	–
Effect of movements in foreign exchange	0.6	0.6	0.9	2.1
At 31st March 2005	657.2	278.0	1,493.3	2,428.5
At 1st April 2005	657.2	278.0	1,493.3	2,428.5
Acquisitions	4.1	27.1	135.5	166.7
Transfer to non-current assets held for sale	(0.5)	–	–	(0.5)
Disposals	(143.2)	(88.9)	(36.4)	(268.5)
Reclassifications	0.7	(0.5)	(0.2)	–
Effect of movements in foreign exchange	0.6	0.3	0.6	1.5
At 31st March 2006	**518.9**	**216.0**	**1,592.8**	**2,327.7**
Depreciation and impairment losses				
At 1st April 2004	51.3	238.5	603.9	893.7
Depreciation charge for the year	6.0	19.2	112.2	137.4
Transfer to non-current assets held for sale	(0.2)	–	–	(0.2)
Disposals	(2.2)	(15.9)	(37.6)	(55.7)
Reclassifications	–	(75.3)	75.3	–
Effect of movements in foreign exchange	0.1	0.3	0.5	0.9
At 31st March 2005	55.0	166.8	754.3	976.1

13. Property, plant and equipment continued

Group	Land and buildings £m	Plant and machinery £m	Fixtures, fittings, tools and equipment £m	Total £m
At 1st April 2005	55.0	166.8	754.3	976.1
Depreciation charge for the year	5.3	12.5	129.4	147.2
Impairment losses	1.3	14.3	0.8	16.4
Disposals	(8.6)	(59.8)	(12.3)	(80.7)
Effect of movements in foreign exchange	0.3	0.2	0.3	0.8
At 31st March 2006	**53.3**	**134.0**	**872.5**	**1,059.8**
Carrying amounts				
At 1st April 2004	609.2	150.5	645.2	1,404.9
At 31st March 2005	602.2	111.2	739.0	1,452.4
At 31st March 2006	**465.6**	**82.0**	**720.3**	**1,267.9**

Group	2006 £m	2005 £m
Net book value of land and buildings comprises:		
Freehold	**386.5**	518.5
Long leasehold (more than 50 years unexpired)	**79.1**	83.7
	465.6	602.2

The cost of plant and machinery includes £20.4m (2005 £19.3m) in respect of assets held under finance leases on which the accumulated depreciation at the end of the year was £5.9m (2005 £10.2m) and for which the depreciation charge for the year was £4.1m (2005 £2.8m).

The cost of fixtures and fittings includes £88.4m (2005 £62.8m) in respect of assets held under finance leases on which the accumulated depreciation at the end of the year was £32.1m (2005 £15.5m) and for which the depreciation charge in the year was £17.5m (2005 £11.5m).

Property, plant and equipment includes payments on account and assets in the course of construction of £4.4m (2005 £27.3m).

Disposals include assets with a net book value of £49.3m (2005 £29.3m) associated with the disposal of businesses.

The disposal of BHI resulted in the impairment of plant and machinery used by Boots Manufacturing.

13. Property, plant and equipment continued

The impairment charge is recognised in the following line items in the income statement:

	2006 £m	2005 £m
Distribution costs	**0.8**	–
Administrative costs	**4.8**	–
Profit on disposal of discontinued operations	**10.8**	–
	16.4	–

£0.8m charge is within the Boots The Chemists segment and £15.6m in the group and other segment.

The carrying amount of temporarily idle property, plant and equipment was £nil (2005 £0.2m).

The carrying amount of property, plant and equipment that is not in use but not classified as held for resale is £nil (2005 £0.2m).

The cost of fully depreciated property, plant and equipment that is still in use is £398.7m (2005 £400.8m).

14. Fixed asset investments

Company	Shares in subsidiary undertakings £m	Loans to subsidiary undertakings £m	Total £m
Cost			
At 1st April 2004	3,230.3	897.7	4,128.0
Currency adjustments	–	5.8	5.8
Additions	805.0	455.3	1,260.3
Disposals	–	(250.0)	(250.0)
At 31st March 2005	4,035.3	1,108.8	5,144.1
At 1st April 2005	4,035.3	1,108.8	5,144.1
Currency adjustments	–	3.2	3.2
Additions	65.0	44.6	109.6
Disposals	(805.0)	(440.2)	(1,245.2)
At 31st March 2006	**3,295.3**	**716.4**	**4,011.7**

14. Fixed asset investments continued

Company	Shares in subsidiary undertakings £m	Loans to subsidiary undertakings £m	Total £m
Provision			
At 1st April 2004	–	–	–
Movements	–	19.2	19.2
At 31st March 2005	–	19.2	19.2
At 1st April 2005	–	19.2	19.2
Movements	957.0	(10.3)	946.7
At 31st March 2006	**957.0**	**8.9**	**965.9**
Carrying value			
At 1st April 2004	3,230.3	897.7	4,128.0
At 31st March 2005	4,035.3	1,089.6	5,124.9
At 31st March 2006	**2,338.3**	**707.5**	**3,045.8**

The principal subsidiary undertakings are listed on page 100.

15. Inventories

	Group 2006 £m	Group 2005 £m
Manufacturing		
Raw materials	**17.0**	26.8
Work in progress	**11.5**	11.6
Finished goods	**27.5**	91.4
	56.0	129.8
Retailing	**538.4**	583.8
	594.4	713.6
Included in the above are:		
Inventories held at net realisable value	**25.9**	34.8

During the year, £26.4m (2005 £35.0m) of inventories were written down as an expense in the income statement and £2.6m (2005 £1.4m) of inventory write-downs in previous years were reversed as a result of the disposal of the inventory.

16. Trade and other receivables

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Non-current				
Other receivables	**32.7**	58.6	**0.4**	–
Derivative financial instruments	**1.7**	–	–	–
	34.4	58.6	**0.4**	–
Current				
Trade receivables	**346.5**	413.8	–	–
Owed by subsidiary undertakings	–	–	**1,215.4**	710.9
Other receivables	**14.9**	21.3	**4.2**	–
Prepayments and accrued income	**99.9**	85.8	**10.8**	1.1
Derivative financial instruments	**0.7**	1.3	**0.7**	–
	462.0	522.2	**1,231.1**	712.0

17. Cash and cash equivalents

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Bank balances	**82.5**	109.4	**0.8**	27.7
Short term deposits	**773.5**	19.3	**773.2**	–
Cash and cash equivalents	**856.0**	128.7	**774.0**	27.7
Bank overdrafts	**(42.7)**	(49.0)	**(184.5)**	(30.0)
Cash and cash equivalents in the cash flow statement	**813.3**	79.7	**589.5**	(2.3)

18. Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities have been offset where they relate to the same fiscal jurisdiction and when there is also a legally enforceable right to offset the associated current tax assets and liabilities. Deferred tax assets and liabilities are attributable to the following after offset:

	Assets		Liabilities		Net	
Group	**2006 £m**	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
Accelerated capital allowances	–	–	**(77.1)**	(87.9)	**(77.1)**	(87.9)
Employee benefits	**16.9**	26.3	–	(17.3)	**16.9**	9.0
Leases	**3.8**	4.3	–	–	**3.8**	4.3
Intangible assets	–	28.8	–	(14.9)	–	13.9
Site fees	–	0.7	–	–	–	0.7
Assets previously revalued	–	–	**(14.8)**	(26.4)	**(14.8)**	(26.4)
Business combinations	–	–	**(2.7)**	(3.4)	**(2.7)**	(3.4)
Financial instruments	**1.4**	0.4	**(1.9)**	(1.7)	**(0.5)**	(1.3)
Rolled over gains	–	–	–	–	–	–
Other temporary differences	**32.6**	4.9	–	15.0	**32.6**	19.9
Net tax assets/(liabilities)	**54.7**	65.4	**(96.5)**	(136.6)	**(41.8)**	(71.2)

18. Deferred tax assets and liabilities continued

No deferred tax is provided on unremitted earnings of overseas subsidiaries except where the earnings are expected to be remitted in the foreseeable future, or where the group does not control the timing of the remittance of such earnings.

	Assets		Liabilities		Net	
Company	**2006 £m**	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
Financial instruments	**1.4**	0.4	–	(0.4)	**1.4**	–
Net tax assets/(liabilities)	**1.4**	0.4	–	(0.4)	**1.4**	–

The movement in the net deferred tax balance is as follows:

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
At 1st April	**(71.2)**	(68.5)	–	–
Exchange differences	**(0.2)**	(0.2)	–	–
Income statement credit – continuing	**18.9**	3.2	**1.4**	–
Income statement credit – discontinued	**9.1**	0.3	–	–
Credited/(charged) to equity	**23.1**	(6.0)	–	–
Disposed of with business	**(21.5)**	–	–	–
At 31st March	**(41.8)**	(71.2)	**1.4**	–

Unrecognised deferred tax assets and liabilities

The group has only recognised a deferred tax asset on deductible temporary differences, unused tax losses or tax credits that are likely to be utilised in the next five years. The provisions are after reviewing the financial forecasts of the group's position, depreciation and potential capital expenditure for capital allowances. Where it is not considered probable that taxable profit will arise against which the temporary difference can be utilised, no asset has been recognised. Unprovided deferred tax on trading losses net of amortisation is £11.2m (2005 £15.1m) and on capital losses is £44.9m (2005 £160.2m).

The group obtained a current tax benefit of £115.4m (2005 £2.3m) from the utilisation of capital losses and a current tax benefit of £2.2m (2005 £2.1m) from utilisation of trading losses on which no deferred tax asset was recognised at prior year ends.

18. Deferred tax assets and liabilities continued

Movement in deferred tax assets and liabilities during the year (before offsetting)

The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances in the same fiscal jurisdiction, is as follows:

Deferred tax assets	Accelerated capital allowances £m	Employee benefits £m	Leases £m	Intangible assets £m	Site fees £m	Assets previously revalued £m	Business combinations £m	Financial instruments £m	Rolled over gains £m	Other temporary differences £m	Total £m
At 1st April 2004	–	18.6	4.1	25.4	1.2	6.3	–	0.5	47.7	20.6	124.4
Income statement credit/(charge)	–	12.5	0.2	3.4	(0.5)	(0.7)	–	(0.1)	–	(0.7)	14.1
Charged to equity	–	(4.8)	–	–	–	–	–	–	–	–	(4.8)
At 31st March 2005	–	26.3	4.3	28.8	0.7	5.6	–	0.4	47.7	19.9	133.7
At 1st April 2005	–	26.3	4.3	28.8	0.7	5.6	–	0.4	47.7	19.9	133.7
Disposal of business	–	(3.5)	(0.2)	(26.3)	–	–	–	–	(0.1)	(15.8)	(45.9)
Income statement (charge)/credit	–	(29.0)	(0.3)	(2.5)	(0.7)	(0.7)	–	1.0	(10.8)	28.5	(14.5)
Credited to equity	–	23.1	–	–	–	–	–	–	–	–	23.1
At 31st March 2006	**–**	**16.9**	**3.8**	**–**	**–**	**4.9**	**–**	**1.4**	**36.8**	**32.6**	**96.4**

Deferred tax liabilities	Accelerated capital allowances £m	Employee benefits £m	Leases £m	Intangible assets £m	Site fees £m	Assets previously revalued £m	Business combinations £m	Financial instruments £m	Rolled over gains £m	Other temporary differences £m	Total £m
At 1st April 2004	(78.5)	(17.0)	–	(10.8)	–	(32.7)	(3.6)	(2.6)	(47.7)	–	(192.9)
Exchange differences	(0.2)	–	–	–	–	–	–	–	–	–	(0.2)
Income statement (charge)/credit	(9.2)	(0.3)	–	(2.9)	–	0.7	0.2	0.9	–	–	(10.6)
Charged to equity	–	–	–	(1.2)	–	–	–	–	–	–	(1.2)
At 31st March 2005	(87.9)	(17.3)	–	(14.9)	–	(32.0)	(3.4)	(1.7)	(47.7)	–	(204.9)
At 1st April 2005	(87.9)	(17.3)	–	(14.9)	–	(32.0)	(3.4)	(1.7)	(47.7)	–	(204.9)
Exchange differences	(0.1)	–	–	(0.1)	–	–	–	–	–	–	(0.2)
Disposal of business	2.9	–	–	18.0	–	–	–	–	3.5	–	24.4
Income statement credit/(charge)	8.0	17.3	–	(3.0)	–	12.3	0.7	(0.2)	7.4	–	42.5
At 31st March 2006	**(77.1)**	**–**	**–**	**–**	**–**	**(19.7)**	**(2.7)**	**(1.9)**	**(36.8)**	**–**	**(138.2)**
Total net deferred tax at 31st March 2006	**(77.1)**	**16.9**	**3.8**	**–**	**–**	**(14.8)**	**(2.7)**	**(0.5)**	**–**	**32.6**	**(41.8)**

The deferred tax assets provided in respect of assets previously revalued and rolled over gains relate to capital losses.

19. Trade and other payables

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Non-current				
Other payables	**29.7**	50.9	**–**	–
Derivative financial instruments	**0.3**	–	**0.3**	0.5
	30.0	50.9	**0.3**	0.5
Current				
Trade payables	**320.9**	364.4	**–**	–
Due to subsidiary undertakings	**–**	–	**727.5**	874.0
Taxation and social security	**26.2**	29.1	**2.3**	0.1
Other payables	**78.4**	58.8	**7.4**	0.2
Accruals and deferred income	**207.3**	206.1	**16.0**	15.9
Derivative financial instruments	**0.3**	0.5	**0.3**	–
	633.1	658.9	**753.5**	890.2

20. Financial liabilities – borrowings

Outlined below is information regarding the contractual terms of the group's borrowings. Further information on the group's exposure to interest rate and foreign currency risk is provided in note 22.

The carrying amount of financial assets/liabilities is as follows:

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Non-current liabilities				
5.5% Eurobond 2009	**(301.7)**	(301.3)	**(303.3)**	(305.8)
€300m floating Eurobond 2007	**(207.3)**	(206.1)	**(207.3)**	(206.1)
Medium term notes	**(20.5)**	(25.8)	**(20.5)**	(25.8)
Finance lease liabilities	**(45.3)**	(38.1)	**–**	–
Bank loans	**(0.1)**	(15.8)	**–**	–
	(574.9)	(587.1)	**(531.1)**	(537.7)
Current liabilities				
Bank overdrafts repayable on demand	**(42.7)**	(49.0)	**(184.5)**	(30.0)
Medium term notes	**(4.8)**	–	**(4.8)**	–
Current proportion of finance lease liabilities	**(19.8)**	(15.5)	**–**	–
Bank loans	**(115.8)**	(119.3)	**(101.5)**	(80.2)
	(183.1)	(183.8)	**(290.8)**	(110.2)
Total borrowings	**(758.0)**	(770.9)	**(821.9)**	(647.9)
Cash and cash equivalents	**856.0**	128.7	**774.0**	27.7
Available for sale assets	**0.2**	0.2	**–**	–
Total borrowings net of cash and cash equivalents	**98.2**	(642.0)	**(47.9)**	(620.2)
Trade payables	**(320.9)**	(364.4)	**–**	–
Trade receivables	**346.5**	413.8	**–**	–
Derivative financial instruments – liabilities	**(0.6)**	(0.5)	**(0.6)**	(0.5)
Derivative financial instruments – assets	**2.4**	1.3	**0.7**	–
Loans to subsidiary undertakings	**–**	–	**707.5**	1,089.6
Owed by subsidiary undertakings	**–**	–	**1,215.4**	710.9
Due to subsidiary undertakings	**–**	–	**(727.5)**	(874.0)
Total financial assets/(liabilities)	**125.6**	(591.8)	**1,147.6**	305.8

Bank overdrafts are repayable on demand.

20. Financial liabilities – borrowings continued

The group and company have two principal bonds:

1. A bond of £300m (2005 £300m) which was transferred from The Boots Company PLC to the new holding company, Boots Group PLC, on 20th January 2003 at its market value on that date of £308.8m. For the group, the bond carries a fixed interest rate of 5.5% (2005 5.5%) per annum, and is due for repayment on 26th May 2009. The group has an interest rate swap agreement to convert £150m (2005 £150m) of the liability to a floating rate (see note 22). For the company, the bond is held on the balance sheet at amortised cost.

2. A bond of €300m (2005 €300m) was taken out on 19th October 2004 and is due for repayment on 19th October 2007. The bond carries a floating interest rate of three month LIBOR plus 0.35% margin.

Bank loans include £15.7m (2005 £35.0m) that relate to the factoring of certain rental commitments over a 10 year period up to March 2007.

At 31st March 2006, the group had available £600.0m (2005 £520.0m) of undrawn committed borrowing facilities.

Maturity profile of financial liabilities before the impact of derivative financial instruments (group)

Terms and debt repayment schedule 2006	Total £m	1 year or less £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	>5 years £m
Fixed							
Eurobond 2009	(301.7)	–	–	–	(301.7)	–	–
Medium term notes	(8.7)	(4.8)	–	(3.9)	–	–	–
Finance lease liabilities	(65.1)	(19.8)	(17.5)	(13.6)	(7.9)	(2.4)	(3.9)
Bank loans	(15.7)	(15.7)	–	–	–	–	–
Floating							
€300m Eurobond 2007	(207.3)	–	(207.3)	–	–	–	–
Medium term notes	(16.7)	–	(6.9)	(9.8)	–	–	–
Bank loans	(100.0)	(100.0)	–	–	–	–	–
Bank overdrafts	(42.7)	(42.7)	–	–	–	–	–
Zero interest							
Other loans	(0.1)	(0.1)	–	–	–	–	–
Total borrowings	(758.0)	(183.1)	(231.7)	(27.3)	(309.6)	(2.4)	(3.9)
Trade payables	(320.9)	(320.9)	–	–	–	–	–
Derivative financial instruments – liabilities	(0.6)	(0.3)	0.2	(0.5)	–	–	–
Total financial liabilities	**(1,079.5)**	**(504.3)**	**(231.5)**	**(27.8)**	**(309.6)**	**(2.4)**	**(3.9)**

20. Financial liabilities – borrowings continued

Terms and debt repayment schedule 2005	Total £m	1 year or less £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m
Fixed						
Eurobond 2009	(301.3)	–	–	–	–	(301.3)
Medium term notes	(9.0)	–	(5.0)	–	(4.0)	–
Finance lease liabilities	(53.6)	(15.5)	(14.6)	(11.9)	(9.0)	(2.6)
Bank loans	(35.0)	(19.2)	(15.8)	–	–	–
Floating						
€300m Eurobond 2007	(206.1)	–	–	(206.1)	–	–
Medium term notes	(16.8)	–	–	(6.9)	(9.9)	–
Bank overdrafts	(49.0)	(49.0)	–	–	–	–
Bank loans	(99.5)	(99.5)	–	–	–	–
Zero interest						
Other loans	(0.6)	(0.6)	–	–	–	–
Total borrowings	(770.9)	(183.8)	(35.4)	(224.9)	(22.9)	(303.9)
Trade payables	(364.4)	(364.4)	–	–	–	–
Derivative financial instruments – liabilities	(0.5)	–	(0.2)	–	(0.3)	–
Total financial liabilities	**(1,135.8)**	**(548.2)**	**(35.6)**	**(224.9)**	**(23.2)**	**(303.9)**

At 31st March 2005, the group had no borrowings with a maturity greater than five years.

Currency profile (group)

The analysis of financial assets and liabilities by currency (before the effect of currency hedging) is as follows:

2006	Total £m	Sterling £m	Euros £m	US Dollars £m	Other £m
Cash and cash equivalents	856.0	841.0	4.7	1.0	9.3
Available for sale assets	0.2	0.2	–	–	–
Total cash and cash equivalents	856.2	841.2	4.7	1.0	9.3
Bank overdrafts	(42.7)	(38.4)	(4.0)	(0.3)	–
Bonds	(509.0)	(301.7)	(207.3)	–	–
Medium term notes	(25.4)	–	(6.9)	–	(18.5)
Bank loans	(115.8)	(115.7)	(0.1)	–	–
Finance lease liabilities	(65.1)	(65.1)	–	–	–
Total borrowings	(758.0)	(520.9)	(218.3)	(0.3)	(18.5)
Trade payables	(320.9)	(309.5)	(8.5)	(0.2)	(2.7)
Trade receivables	346.5	332.0	8.5	1.2	4.8
Derivative financial instruments					
– assets	2.4	2.4	–	–	–
– liabilities	(0.6)	(0.6)	–	–	–
Net financial assets/(liabilities)	**125.6**	**344.6**	**(213.6)**	**1.7**	**(7.1)**

20. Financial liabilities – borrowings continued

2005	Total £m	Sterling £m	Euros £m	US Dollars £m	Other £m
Cash and cash equivalents	128.7	41.7	35.1	–	51.9
Available for sale assets	0.2	0.2	–	–	–
Total cash and cash equivalents	128.9	41.9	35.1	–	51.9
Bank overdrafts	(49.0)	(45.7)	(3.3)	–	–
Short term borrowings	(80.0)	(80.0)	–	–	–
Bonds	(507.4)	(301.3)	(206.1)	–	–
Medium term notes	(25.8)	–	(6.9)	–	(18.9)
Bank loans	(55.1)	(35.0)	(0.1)	–	(20.0)
Finance lease liabilities	(53.6)	(53.6)	–	–	–
Total borrowings	(770.9)	(515.6)	(216.4)	–	(38.9)
Trade payables	(364.4)	(354.2)	(7.6)	(0.1)	(2.5)
Trade receivables	413.8	403.7	6.7	1.0	2.4
Derivative financial instruments					
– assets	1.3	1.3	–	–	–
– liabilities	(0.5)	(0.5)	–	–	–
Net financial (liabilities)/assets	**(591.8)**	**(423.4)**	**(182.2)**	**0.9**	**12.9**

Finance lease liabilities (group)

	Minimum lease payments 2006 £m	Interest 2006 £m	Principal 2006 £m	Minimum lease payments 2005 £m	Interest 2005 £m	Principal 2005 £m
Less than one year	**23.7**	**3.9**	**19.8**	18.3	2.8	15.5
Between one year and five years	**49.4**	**8.0**	**41.4**	45.0	6.9	38.1
More than five years	**4.4**	**0.5**	**3.9**	–	–	–
	77.5	**12.4**	**65.1**	63.3	9.7	53.6

Under the terms of the lease agreements, no contingent rents are payable.

Present value of minimum lease payments	2006 £m	2005 £m
Less than one year	**23.2**	17.8
Between one year and five years	**45.9**	40.2
More than five years	**3.1**	–

The group's main finance lease arrangements are for motor vehicles over three years and computer equipment over three or five years with options to renew the leases at the end of the lease term.

20. Financial liabilities – borrowings continued

Effective interest rates and re-pricing analysis (group)

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they re-price, including the impact of derivative financial instruments.

	Effective interest rate	Total £m	6 months or less £m	6-12 months £m	1-2 years £m	2-3 years £m	3-4 years £m	> 4 years £m
Cash and cash equivalents	4.5%	856.0	856.0	–	–	–	–	–
Available for sale assets	4.5%	0.2	0.2	–	–	–	–	–
Unsecured bank loans:								
Eurobond 2009 – fixed at 5.5%	5.5%	(301.7)	–	–	–	–	(301.7)	–
Effect of interest rate swaps	(0.4%)	1.7	(150.0)	–	–	–	151.7	–
€300m floating eurobond 2007	2.9%	(207.3)	(207.3)	–	–	–	–	–
Euro floating rate notes	2.9%	(6.9)	(6.9)	–	–	–	–	–
Jpy floating rate notes	0.3%	(9.7)	(9.7)	–	–	–	–	–
Jpy fixed rate notes	0.5%	(8.8)	–	(4.9)	–	(3.9)	–	–
Effect of currency swaps	4.4%	–	(8.8)	4.9	–	3.9	–	–
Finance lease liabilities	6.4%	(65.1)	(10.0)	(9.8)	(17.5)	(13.6)	(7.9)	(6.3)
Fixed rate bank loans	8.2%	(15.7)	(15.7)	–	–	–	–	–
Floating rate bank loans	5.0%	(142.7)	(142.7)	–	–	–	–	–
Net cash/(debt)		100.0	305.1	(9.8)	(17.5)	(13.6)	(157.9)	(6.3)
Trade payables	-	(320.9)	(320.9)	–	–	–	–	–
Trade receivables	-	346.5	346.5	–	–	–	–	–
Net financial assets/(liabilities)		**125.6**	**330.7**	**(9.8)**	**(17.5)**	**(13.6)**	**(157.9)**	**(6.3)**

The Euro and Japanese Yen (Jpy) floating rate notes have been swapped to sterling floating rate debt using cross currency swap contracts. The effective interest rate at the balance sheet date including the effect of these currency swaps is 4.8% for the Euro notes and 4.9% for the Jpy notes.

20. Financial liabilities – borrowings continued

Maturity profile of financial liabilities before the impact of derivative financial instruments (company)

Terms and debt repayment schedule 2006	Total £m	1 year or less £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m
Fixed						
Eurobond 2009	(303.3)	–	(1.5)	(1.5)	(300.3)	–
Medium term notes	(8.7)	(4.8)	–	(3.9)	–	–
Floating						
€300m Eurobond 2007	(207.3)	–	(207.3)	–	–	–
Medium term notes	(16.6)	–	(6.9)	(9.7)	–	–
Bank overdrafts	(184.5)	(184.5)	–	–	–	–
Bank loans	(101.5)	(101.5)	–	–	–	–
Total borrowings	(821.9)	(290.8)	(215.7)	(15.1)	(300.3)	–
Derivative financial instruments – liabilities	(0.6)	(0.3)	0.2	(0.5)	–	–
Amounts due to subsidiary undertakings	(727.5)	(727.5)	–	–	–	–
Total financial liabilities	**(1,550.0)**	**(1,018.6)**	**(215.5)**	**(15.6)**	**(300.3)**	**–**

Terms and debt repayment schedule 2005	Total £m	1 year or less £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m
Fixed						
Eurobond 2009	(305.8)	(0.2)	(1.4)	(1.4)	(1.5)	(301.3)
Medium term notes	(9.0)	–	(5.0)	–	(4.0)	–
Floating						
€300m Eurobond 2007	(206.1)	–	–	(206.1)	–	–
Medium term notes	(16.8)	–	–	(6.9)	(9.9)	–
Bank overdrafts	(30.0)	(30.0)	–	–	–	–
Bank loans	(80.2)	(80.2)	–	–	–	–
Total borrowings	(647.9)	(110.4)	(6.4)	(214.4)	(15.4)	(301.3)
Derivative financial instruments – liabilities	(0.5)	–	(0.2)	–	(0.3)	–
Amounts due to subsidiary undertakings	(874.0)	(874.0)	–	–	–	–
Total financial liabilities	**(1,522.4)**	**(984.4)**	**(6.6)**	**(214.4)**	**(15.7)**	**(301.3)**

20. Financial liabilities – borrowings continued

Currency profile (company)

The analysis of financial assets and liabilities by currency is as follows:

2006	Total £m	Sterling £m	Euros £m	US Dollars £m	Other £m
Cash and cash equivalents	774.0	773.1	–	–	0.9
Bank overdrafts	(184.5)	(184.4)	–	–	(0.1)
Bonds	(510.6)	(303.3)	(207.3)	–	–
Medium term notes	(25.4)	–	(6.9)	–	(18.5)
Bank loans	(101.4)	(101.4)	–	–	–
Total borrowings	(821.9)	(589.1)	(214.2)	–	(18.6)
Derivative financial instruments					
– assets	0.7	0.7	–	–	–
– liabilities	(0.6)	(0.6)	–	–	–
Loans to subsidiary undertakings	707.5	687.5	3.0	–	17.0
Due from subsidiary undertakings	1,215.4	1,215.0	–	0.4	–
Due to subsidiary undertakings	(727.5)	(649.8)	(77.5)	(0.2)	–
Net financial assets/(liabilities)	**1,147.6**	**1,436.8**	**(288.7)**	**0.2**	**(0.7)**

2005	Total £m	Sterling £m	Euros £m	US Dollars £m	Other £m
Cash and cash equivalents	27.7	13.6	6.8	3.2	4.1
Bank overdrafts	(30.0)	(30.0)	–	–	–
Bonds	(511.9)	(305.6)	(206.3)	–	–
Medium term notes	(25.8)	–	(6.9)	–	(18.9)
Bank loans	(80.2)	(80.2)	–	–	–
Total borrowings	(647.9)	(415.8)	(213.2)	–	(18.9)
Derivative financial instruments					
– liabilities	(0.5)	(0.5)	–	–	–
Loans to subsidiary undertakings	1,089.6	996.0	72.4	7.5	13.7
Due from subsidiary undertakings	710.9	710.9	–	–	–
Due to subsidiary undertakings	(874.0)	(641.4)	(232.4)	(0.2)	–
Net financial assets/(liabilities)	**305.8**	**662.8**	**(366.4)**	**10.5**	**(1.1)**

20. Financial liabilities – borrowings continued

Effective interest rates and re-pricing analysis (company)

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they re-price.

	Effective interest rate	Total £m	6 months or less £m	6-12 months £m	1-2 years £m	2-3 years £m	3-4 years £m
Cash and cash equivalents	4.5%	774.0	774.0	–	–	–	–
Unsecured bank loans: Eurobond 2009 – fixed at 5.5%	5.5%	(303.3)	–	–	–	–	(303.3)
€300m floating eurobond 2007	2.9%	(207.1)	(207.1)	–	–	–	–
Euro floating rate notes	2.9%	(6.9)	(6.9)	–	–	–	–
Jpy floating rate notes	0.3%	(9.7)	(9.7)	–	–	–	–
Jpy fixed rate notes	0.5%	(8.8)	–	(4.9)	–	(3.9)	–
Effect of currency swaps	4.4%	–	(8.8)	4.9	–	3.9	–
Floating rate bank loans	5.0%	(286.0)	(286.0)	–	–	–	–
Loans to subsidiary undertakings	4.7%	707.5	707.5	–	–	–	–
Due from subsidiary undertakings	5.5%	1,215.4	1,215.4	–	–	–	–
Due to subsidiary undertakings	3.3%	(727.5)	(727.5)	–	–	–	–
Total financial assets/(liabilities)		**1,147.6**	**1,450.9**	–	–	–	**(303.3)**

The Euro and Japanese Yen (Jpy) floating rate notes have been swapped to sterling floating rate debt using cross currency swap contracts. The effective interest rate at the balance sheet date including the effect of these currency swaps is 4.8% for the Euro notes and 4.9% for the Jpy notes.

21. Analysis of group net cash/(debt) movement

	As at 1st April 2005 £m	Cash flow £m	Other non-cash changes £m	Currency £m	As at 31st March 2006 £m
Cash at bank and in hand	109.4	(28.5)	–	1.6	82.5
Bank overdrafts repayable on demand	(49.0)	6.3	–	–	(42.7)
Short term deposits	19.3	753.7	–	0.5	773.5
Net cash and cash equivalents	79.7	731.5	–	2.1	813.3
Obligations under finance leases	(53.6)	12.6	(24.1)	–	(65.1)
Other borrowings	(668.3)	18.0	(0.4)	0.5	(650.2)
Available for sale assets	0.2	–	–	–	0.2
Derivative financial instruments	0.8	–	1.0	–	1.8
Total	**(641.2)**	**762.1**	**(23.5)**	**2.6**	**100.0**

	As at 1st April 2004 £m	Cash flow £m	Other non-cash changes £m	Currency £m	As at 31st March 2005 £m
Cash at bank and in hand	110.5	(1.7)	–	0.6	109.4
Bank overdrafts repayable on demand	(112.9)	64.0	–	(0.1)	(49.0)
Short term deposits	239.0	(219.7)	–	–	19.3
Net cash and cash equivalents	236.6	(157.4)	–	0.5	79.7
Obligations under finance leases	(35.8)	17.7	(35.5)	–	(53.6)
Other borrowings	(376.7)	(293.3)	1.3	0.4	(668.3)
Available for sale assets	0.2	–	–	–	0.2
Derivative financial instruments	3.1	–	(2.3)	–	0.8
Total	(172.6)	(433.0)	(36.5)	0.9	(641.2)

22. Financial instruments

Fair values of financial instruments (group)

A comparison of carrying values and fair values of the group's financial assets and liabilities held to finance the group's operations as at 31st March 2006 is set out below.

	Carrying value 2006 £m	Fair value 2006 £m	Carrying value 2005 £m	Fair value 2005 £m
Cash and cash equivalents	**856.0**	**856.0**	128.7	128.7
Available for sale assets	**0.2**	**0.2**	0.2	0.2
Total cash and cash equivalents	**856.2**	**856.2**	128.9	128.9
Bank overdrafts	**(42.7)**	**(42.7)**	(49.0)	(49.0)
Bonds	**(509.0)**	**(510.0)**	(507.4)	(505.7)
Medium term notes	**(25.4)**	**(25.4)**	(25.8)	(25.8)
Bank loans	**(115.8)**	**(115.8)**	(135.1)	(135.9)
Finance lease liabilities	**(65.1)**	**(72.2)**	(53.6)	(58.0)
Total borrowings	**(758.0)**	**(766.1)**	(770.9)	(774.4)
Derivative instruments held to manage the interest rate and currency profile				
Interest rate derivatives	**1.7**	**1.7**	1.3	1.3
Cross currency derivatives	**(0.6)**	**(0.6)**	(0.5)	(0.5)
Foreign exchange forward contracts	**0.7**	**0.7**	–	–
	1.8	**1.8**	0.8	0.8
Net cash/(debt)	**100.0**	**91.9**	(641.2)	(644.7)
Trade payables	**(320.9)**	**(320.9)**	(364.4)	(364.4)
Trade receivables	**346.5**	**346.5**	413.8	413.8
Total financial assets/(liabilities)	**125.6**	**117.5**	(591.8)	(595.3)

22. Financial instruments continued

Fair values of bonds, available for sale assets and foreign exchange contracts have been determined with reference to quoted market prices. All other fair values have been determined by discounting expected future cash flows at interest rates prevailing at 31st March 2006. All fair values are shown at their 'clean' price.

Available for sale financial assets comprise gilt yield Treasury stock. Movements in fair value (derived from quoted market rates) are deferred in equity until the asset is sold. At 31st March 2006 £(0.1)m was deferred in equity (2005 £(0.1)m).

Credit risk (group)

The group invests surplus funds in high quality liquid market instruments, including money market deposits and money market funds. Such investments have a maturity no greater than three months. The difference between the book and fair value of these instruments is not significant.

The group's exposure to credit risk is controlled by setting a policy for limiting exposure to counterparties, which is reviewed annually. The objective is to reduce the risk of loss through default by counterparties, by spreading transactions, including bank deposits, across an approved list of high quality banks and cash funds. Counterparty credit positions are monitored on a regular basis. The group considers the possibility of significant loss in the event of non-performance by a financial counterparty to be unlikely.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, at the balance sheet date.

Currency risk (group)

The group utilises currency derivatives to hedge significant committed transactions and cash flows. The group is party to a variety of currency derivatives in the management of exchange rate exposures, including foreign exchange contracts and cross currency swaps.

At the balance sheet date, the total notional amount of outstanding foreign exchange contracts that the group has committed to is as follows:

	2006 £m	2005 £m
Total foreign exchange contracts	**151.6**	20.1

22. Financial instruments continued

The effect of currency swaps and foreign exchange forward contracts on borrowings is shown below:

	Before hedging 2006 £m	After hedging 2006 £m	Before hedging 2005 £m	After hedging 2005 £m
Sterling	**(520.9)**	**(719.0)**	(515.6)	(595.2)
Euro	**(218.3)**	**(38.7)**	(216.4)	(155.7)
Other	**(18.8)**	**(0.3)**	(38.9)	(20.0)
Total borrowings	**(758.0)**	**(758.0)**	(770.9)	(770.9)

Forward exchange contracts (group)
At 31st March 2006, the fair value of the group's outstanding forward exchange contracts is £0.7m (2005 £nil). The amounts comprise £0.7m assets included in trade and other receivables.

At 31st March 2006, the group had outstanding £16.3m of currency exchange contracts that are designated and effective as cash flow hedges of committed transactions. Fair value movements arising from these contracts are deferred in equity until the hedged transaction takes place.

Where derivatives hedge committed acquisitions, the initial measurement of the underlying asset will be adjusted for the recognised gain or loss.

No amounts have been deferred in equity as at 31st March 2006 (2005 £nil). An amount of £(0.8)m has been transferred to the income statement in respect of contracts that have matured during the period.

All contracts outstanding at 31st March 2006 that have been designated as cash flow hedges will mature within 12 months of the balance sheet date.

Movements in fair value of all forward exchange contracts other than those designated and effective as cash flow hedges are reported directly in the income statement.

Cross currency swaps (group)
The group has a number of cross currency swap contracts in place to manage the currency and interest rate risk of foreign currency denominated debt. At 31st March 2006, the fair value of the group's cross currency swaps is £(0.6)m (2005 £(0.5)m). Movements in fair value are reported directly in the income statement along with the exchange gain or loss of the hedged item.

22. Financial instruments continued

Net investment hedge (group)
The group has designated €50m (after the effect of derivative financial instruments) of its Euro denominated debt (2005 €225m) as a hedge against the translation of its foreign operations. Exchange movements are taken to reserves to offset the gain or loss on the underlying assets. As the hedge has been highly effective in the year £0.6m (2005 £(4.9)m) is reported in equity.

Interest rate risk (group)
The group has a £150m interest rate swap in place to manage its exposure to interest rate movements on its borrowings. The interest rate swap has fixed interest receipts of 5.5% for the period up to 2009, and floating interest payments of LIBOR plus 0.175%.

The fair value of the swap at 31st March 2006 is £1.7m. The interest rate swap is designated and effective as a fair value hedge of £150m of the £300m bond. The movement in the fair value of the interest rate swap and bond are reported in the income statement.

A more detailed explanation of the group's interest rate risk policy is detailed in the Operating and Financial Review on page 35.

Hedge accounting (group)
Achieving hedge accounting under IAS 39 is based on measuring the effectiveness of the derivative as a hedge instrument as well as fulfilling hedge documentation rules. The effectiveness test compares the change in fair value of the designated derivative and the change in the fair value of the hedged item, to determine whether the ratio falls within the permitted range of 80% to 125%. Any derivative that falls outside the permitted range should be reclassified as held for trading. Where a derivative does fall within the permitted range but is not 100% effective, the ineffective portion is recognised in the income statement immediately. This gives rise to a gain or loss which is recognised with financial income or financial expense as appropriate.

Gains or losses on derivatives are recognised immediately in the income statement except where the derivative is designated as an effective cash flow or net investment hedge, in which case the gains or losses are deferred within equity and are recycled through the income statement when the hedged item is recognised in the income statement.

Trade credit risk (group)
Concentrations of credit risk with respect to trade debtors are limited due to the group's customer base being large and unrelated. Due to this, management believe that there is no further credit risk provision required in excess of the normal provision for impairment of trade debtors.

22. Financial instruments continued

Fair values of financial instruments (company)

A comparison of carrying values and fair values of the company's financial assets and liabilities held to finance the company's operations as at 31st March 2006 is set out below.

	Carrying value 2006 £m	Fair value 2006 £m	Carrying value 2005 £m	Fair value 2005 £m
Cash and cash equivalents	**774.0**	**774.0**	27.7	27.7
Bank overdrafts	**(184.5)**	**(184.5)**	(30.0)	(30.0)
Bonds	**(510.6)**	**(510.0)**	(511.9)	(505.7)
Medium term notes	**(25.4)**	**(25.4)**	(25.8)	(25.8)
Bank loans	**(101.4)**	**(101.4)**	(80.2)	(80.2)
Total borrowings	**(821.9)**	**(821.3)**	(647.9)	(641.7)
Derivative instruments held to manage the interest rate and currency profile				
Cross currency derivatives	**(0.6)**	**(0.6)**	(0.5)	(0.5)
Foreign exchange forward contracts	**0.7**	**0.7**	–	–
	0.1	**0.1**	(0.5)	(0.5)
Loans to subsidiary undertakings	**707.5**	**709.2**	1,089.6	1,090.9
Due from subsidiary undertakings	**1,215.4**	**1,215.4**	710.9	710.9
Due to subsidiary undertakings	**(727.5)**	**(727.5)**	(874.0)	(874.0)
Total financial assets	**1,147.6**	**1,149.9**	305.8	313.3

Fair values of bonds, available for sale assets and foreign exchange contracts have been determined with reference to quoted market prices. All other fair values have been determined by discounting expected future cash flows at interest rates prevailing at 31st March 2006. All fair values are shown at their 'clean' price.

Derivative financial instruments (company)

The company has used derivative financial instruments to hedge its and the group's exposure to fluctuations in interest and foreign exchange rates. Derivative financial instruments are designated as hedges in line with the group's risk management policies. All derivatives are measured at fair value. The only derivative financial instruments which are designated as a hedge relationship for the company are fair value hedges. Gains and losses on these instruments are recognised in the income statement and the carrying value of the hedged item is adjusted to reflect movement associated with the hedged risks.

Any derivative that falls outside the permitted range of effectiveness should be classified as held-for-trading. Where a derivative does fall within the permitted range but is not 100% effective, the ineffective portion is recognised in the income statement immediately. This gives rise to a gain or loss which is recognised under financial income or financial expense as appropriate.

22. Financial instruments continued

Loans held by the company are measured at amortised cost except where the underlying transaction is designated within an effective fair value hedge relationship. In these cases the carrying value is adjusted to reflect movements associated with the hedged risk.

At 31st March 2006, the fair value of derivative financial instruments held by the company classified as held for trading was £0.7m (2005 £nil). Changes in the fair value of derivative financial instruments held by the company classified as held for trading recognised in the income statement during the year totalled £(0.7)m (2005 £nil).

23. Provisions

Group	Refurbishment and reorganisation £m	Vacant property £m	Closure or termination of operations £m	Total £m
Balance at 1st April 2005	–	11.7	12.3	24.0
Provisions made during the year	113.1	2.7	21.7	137.5
Provisions used during the year	(0.1)	(2.8)	(4.8)	(7.7)
Provisions reversed during the year	(1.0)	(2.2)	(0.7)	(3.9)
Currency adjustments	(0.6)	–	–	(0.6)
Balance at 31st March 2006	**111.4**	**9.4**	**28.5**	**149.3**
Non-current	**67.2**	**6.3**	**13.7**	**87.2**
Current	**44.2**	**3.1**	**14.8**	**62.1**
	111.4	**9.4**	**28.5**	**149.3**

Vacant property

The vacant property provisions represent recognition of the expected net costs arising from vacant properties and sub-let properties, the exact timing of utilisation of these provisions will vary according to the individual properties concerned.

Closure or termination of operations

The provision for closure or termination of operations relates to recognition of expected costs arising as a result of the Halfords, Lasik and Dentistry disposals, the withdrawal from Chiropody and the rationalising of the group's manufacturing facilities. In addition, a provision has been made following the disposal of BHI for the onerous supply contract with Reckitt Benckiser. The majority of the costs are expected to be incurred in the next two years.

Refurbishment and reorganisation

The refurbishment and reorganisation provision relates primarily to the Boots The Chemists store refurbishments and supply chain reorganisation. The majority of these costs are expected to be incurred in the next two years. In respect of the store refurbishment programme estimates of expected costs have been based on a store-by-store survey and comprise management's view of lease obligations.

24. Capital and reserves

Group

Reconciliation of movement in capital and reserves	Retained earnings: Own shares £m	Retained earnings: Revaluation reserve £m	Retained earnings: Other profit and loss £m	Retained earnings: Total £m	Share capital £m	Share premium £m	Translation reserve £m	Hedging reserve £m	Fair value reserve £m	Capital redemption reserve £m	Merger reserve £m	Total £m	Minority interest £m	Total equity £m
At 1st April 2004	(139.3)	217.7	1,252.0	1,330.4	193.9	0.3	–	(0.3)	0.1	15.2	310.8	1,850.4	1.2	1,851.6
Profit for the year	–	–	265.9	265.9	–	–	–	–	–	–	–	265.9	0.5	266.4
New share capital of Boots Group PLC issued	–	–	–	–	–	2.0	–	–	–	–	–	2.0	–	2.0
Unrealised gains on cash flow hedges	–	–	–	–	–	–	–	0.3	–	–	–	0.3	–	0.3
Disposal of own shares	20.7	–	(13.0)	7.7	–	–	–	–	–	–	–	7.7	–	7.7
Repurchase of shares	–	–	(300.0)	(300.0)	(11.3)	–	–	–	–	11.3	–	(300.0)	–	(300.0)
Revaluation surplus realised on disposals	–	(1.2)	1.2	–	–	–	–	–	–	–	–	–	–	–
Revaluation reserve element of depreciation charge	–	(1.0)	1.0	–	–	–	–	–	–	–	–	–	–	–
Share based payments	–	–	5.8	5.8	–	–	–	–	–	–	–	5.8	–	5.8
Actuarial gain, net of tax	–	–	11.4	11.4	–	–	–	–	–	–	–	11.4	–	11.4
Dividends to shareholders	–	–	(225.1)	(225.1)	–	–	–	–	–	–	–	(225.1)	(0.6)	(225.7)
Currency adjustments	–	–	–	–	–	–	1.4	–	–	–	–	1.4	–	1.4
At 31st March 2005	(118.6)	215.5	999.2	1,096.1	182.6	2.3	1.4	–	0.1	26.5	310.8	1,619.8	1.1	1,620.9
At 1st April 2005	(118.6)	215.5	999.2	1,096.1	182.6	2.3	1.4	–	0.1	26.5	310.8	1,619.8	1.1	1,620.9
Profit for the year	–	–	1,773.7	1,773.7	–	–	–	–	–	–	–	1,773.7	–	1,773.7
Disposal of own shares	0.1	–	(0.3)	(0.2)	–	–	–	–	–	–	–	(0.2)	–	(0.2)
Repurchase of shares	–	–	(50.1)	(50.1)	(2.0)	–	–	–	–	2.1	–	(50.0)	–	(50.0)
Revaluation surplus realised on disposals	–	(54.5)	54.5	–	–	–	–	–	–	–	–	–	–	–
Revaluation reserve element of depreciation charge	–	(0.8)	0.8	–	–	–	–	–	–	–	–	–	–	–
Share based payments	–	–	5.3	5.3	–	–	–	–	–	–	–	5.3	–	5.3
Actuarial loss, net of tax	–	–	(54.3)	(54.3)	–	–	–	–	–	–	–	(54.3)	–	(54.3)
Dividends to shareholders	–	–	(1,640.3)	(1,640.3)	–	–	–	–	–	–	–	(1,640.3)	–	(1,640.3)
Disposal of business	–	–	–	–	–	–	(12.3)	–	–	–	–	(12.3)	(1.1)	(13.4)
Currency and other adjustments	–	–	1.0	1.0	–	–	8.8	–	–	–	–	9.8	–	9.8
At 31st March 2006	**(118.5)**	**160.2**	**1,089.5**	**1,131.2**	**180.6**	**2.3**	**(2.1)**	**–**	**0.1**	**28.6**	**310.8**	**1,651.5**	**–**	**1,651.5**

Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are not integral to the operations of the company, as well as from the translation of liabilities that hedge the company's net investment in foreign subsidiaries.

Hedging reserve
The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Fair value reserve
The fair value reserve includes the cumulative net change in the fair value of available for sale investments, until the investment is derecognised.

24. Capital and reserves continued

Merger reserve

The balance on the merger reserve at 31st March 2006 represents the difference between called up share capital of the company and the called up share capital, share premium account and capital redemption reserve of the former holding company (The Boots Company PLC) at 20th January 2003, the date of the capital reorganisation.

Own share reserve

The own share reserve comprises the cost of the company's shares held by the group. At 31st March 2006 the number of own shares held by the group was 9.4m (2005 14.4m). These were held in the various employee share ownership trusts. The market value of these shares is £67.6m (2005 £90.1m). The balances in the own share reserve of the company relate to the schemes sponsored by Boots Group PLC. Balances in the group own share reserve also include schemes sponsored by The Boots Company PLC.

Capital redemption reserve

The capital redemption reserve comprises transfers from share capital of the nominal value of shares when such shares are redeemed or purchased wholly out of distributable profits:

Company Reconciliation of movement in capital and reserves	Own shares £m	Other profit and loss £m	Total retained earnings £m	Share capital £m	Share premium £m	Capital redemption reserve £m	Merger reserve £m	Total £m
At 1st April 2004	–	604.7	604.7	193.9	0.3	15.2	3,080.2	3,894.3
Profit for the year	–	966.6	966.6	–	–	–	–	966.6
Dividends to shareholders	–	(225.1)	(225.1)	–	–	–	–	(225.1)
New share capital of Boots Group PLC issued	–	–	–	–	2.0	–	–	2.0
Repurchase of shares	–	(300.0)	(300.0)	(11.3)	–	11.3	–	(300.0)
Share based payments	–	4.6	4.6	–	–	–	–	4.6
Movement in own shares	(12.5)	5.5	(7.0)	–	–	–	–	(7.0)
At 31st March 2005	(12.5)	1,056.3	1,043.8	182.6	2.3	26.5	3,080.2	4,335.4
At 1st April 2005	(12.5)	1,056.3	1,043.8	182.6	2.3	26.5	3,080.2	4,335.4
Profit for the year	–	844.7	844.7	–	–	–	–	844.7
Dividends to shareholders	–	(1,640.3)	(1,640.3)	–	–	–	–	(1,640.3)
Transfers	–	957.0	957.0	–	–	–	(957.0)	–
Repurchase of shares	–	(50.1)	(50.1)	(2.0)	–	2.1	–	(50.0)
Share based payments	–	5.3	5.3	–	–	–	–	5.3
Movement in own shares	(5.9)	–	(5.9)	–	–	–	–	(5.9)
At 31st March 2006	**(18.4)**	**1,172.9**	**1,154.5**	**180.6**	**2.3**	**28.6**	**2,123.2**	**3,489.2**

Distributable reserves of the company

£2,123.2m of reserves of the company relate to group restructurings and are not distributable. These are all held in the merger reserve.

25. Dividends

Amounts recognised as distributions to equity holders in the period	2006 p per share	2006 £m	2005 p per share	2005 £m
Final dividend for the year ended 31st March 2005/2004	**21.0**	**150.1**	21.0	158.6
Interim dividend for the year ended 31st March 2006/2005	**9.1**	**64.3**	9.1	66.5
Special dividend	**200.0**	**1,425.9**	–	–
	230.1	**1,640.3**	30.1	225.1
Proposed final dividend for the year ended 31st March 2006/2005	**21.0**	**100.7**	21.0	150.1

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements and there are no income tax consequences for the group.

26. Share based payments

The group operates an All Employee Share Ownership Plan (AESOP). Under the free share part of the plan, employees in service for the whole of the preceding financial year are awarded a grant of free shares, conditional on completion of three years further service from the date of grant and a profit target being met. Shares are held in trust for employees from the date of grant. The cost of this plan is calculated by charging the entitlement to shares based on the group's estimate of the number of shares likely to vest.

The group also has a Long Term Bonus Scheme under which executive directors and certain senior executives can receive ordinary shares if a performance condition based on Total Shareholder Return is met. Further details of the scheme are set out on page 48 in the Directors' Remuneration Report. Awards are made from shares purchased in the market held in an ESOP trust. The performance condition is a market based condition. Fair value is estimated at the beginning of each performance period based on expected performance and thereafter adjusted only for the impact of leavers.

The Long Term Bonus Scheme was replaced with a new Performance Share Plan for performance periods commencing 1st April 2005. Under the new scheme, executive directors can receive ordinary shares if a performance condition based on Total Shareholder Return relative to a UK retail index comprising the FTSE 350 General Retailers index and the FTSE 350 Food and Drug Retailers index (weighted 50% each). Further details of this scheme are set out on page 48 in the Directors' Remuneration Report. Fair value is estimated at the beginning of each performance period based on expected performance and thereafter adjusted only for the impact of leavers.

26. Share based payments continued

Under an Executive Share Option Plan, executive directors and certain senior executives have been granted options to subscribe for ordinary shares subject to a performance condition based on the group's Earnings Per Share growth. Further details of the Plan are set out on page 49 in the Directors' Remuneration Report. The fair value of options on the date of grant has been estimated by an independent third party using a proprietary valuation model. The inputs into the model were option price (£5.76-£7.10), expected volatility (21-23%) based on historic volatility, expected dividend yield (5%), a share price of £6.50, a risk-free rate of 5.5% and a term of 10 years with no exercise possible during the first three years. This fair value has been spread over the expected vesting period based on estimates of future EPS performance and adjusted for leavers. New shares are issued to satisfy awards under this scheme (none have so far vested). Latest estimates of future EPS performance in March 2006 predict that none of the awards granted after 7th November 2002 are likely to vest. Amounts charged to the income statement in relation to these schemes (£1.5m) have therefore been released in 2005/2006.

Under a coinvestment plan, executive directors are entitled to invest up to 50% of their short term bonus for the previous year in Boots shares in return for a matching opportunity of up to 2:1, depending on Earnings Per Share performance over a three-year period. Further details of the scheme are set out on page 47 of the Directors' Remuneration Report. No short term bonus was paid in respect of the year ending 31st March 2005, and the plan was therefore not operated during the year ended 31st March 2006.

A number of grants under the schemes listed above and also under a Save As You Earn (SAYE) option scheme were made before 7th November 2002. The recognition and measurement principles have not been applied to these grants in accordance with the transitional provisions of IFRS 2 'Share based payment'.

26. Share based payments continued

The terms and conditions of the grants made after 7th November 2002 whereby, all rights will be satisfied by the delivery of shares are as follows:

Grant date	Number of instruments	Vesting conditions	Contractual life of shares/options
Executive options			
29/11/2002	63,842	EPS performance target after three years (retested if necessary at the end of 4, 5 and 6 years)	10 years
23/6/2003	1,568,547	EPS performance target after three years (retested if necessary at the end of 4, 5 and 6 years)	10 years
18/9/2003	272,925		10 years
4/12/2003	50,385		10 years
14/6/2004	1,444,474	EPS performance target after three years (retested if necessary at the end of 5 years)	10 years
8/11/2004	35,981		10 years
AESOP shares			
27/6/2003	1,225,378	Employment throughout the financial year prior to grant date plus a further 3 years from grant and profit target	–
2/7/2004	1,021,063		–
16/6/2005	1,107,830		–

The terms and conditions of performance cycles for the Long Term Bonus Scheme (LTBS) commencing after 7th November 2002, whereby all rights will be satisfied by the delivery of shares are as follows:

LTBS cycle commencing	Number of instruments	Vesting conditions
1/4/2003	1,857,986	Total shareholder return ranking against a peer group of 10 other companies
1/4/2004	1,085,170	

Performance share plan commencing	Number of instruments	Vesting conditions
1/4/2005	1,321,810	Total shareholder return relative to a UK Retail index (FTSE 350)

26. Share based payments continued

The number and weighted average exercise prices of executive options granted are as follows:

	Granted pre 7th November 2002		Granted after 7th November 2002	
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
Outstanding at the beginning of the period	£6.21	1,629,977	£6.34	3,006,890
Forfeited during the period	£6.23	368,654	£6.28	563,781
Exercised during the period	N/a	nil	N/a	nil
Granted during the period	N/a	nil	N/a	nil
Outstanding at the end of the period	£6.20	1,261,323	£6.36	2,443,109
Exercisable at the end of the period	N/a	nil	N/a	nil

The exercise price range and average contractual life of executive options granted is as follows:

	Granted pre 7th November 2002	Granted after 7th November 2002
Exercise price range	£5.94 to £6.35	£5.76 to £7.10
Weighted average contractual life	6.0 years	8.7 years

Fair value at measurement date (for equity instruments granted during the year):

	2006 £m	2005 £m
Free shares granted during the period	**6.6**	7.0
Executive options granted during the period	**nil**	2.3
Long term bonus scheme awards with performance conditions commencing during the year	**nil**	2.1
Performance share plan awards with performance conditions commencing during the year	**8.0**	N/a

Employee expenses	2006 £m	2005 £m
Free shares granted	**5.3**	4.5
Executive options granted	**(1.5)**	0.8
Long term bonus scheme	**0.1**	(0.2)
Performance share plan	**0.9**	–
	4.8	5.1
BHI disposal	**0.5**	–
Total expense recognised as employee costs	**5.3**	5.1

27. Share capital

	2006 Number of shares m	2006 £m	2005 Number of shares m	2005 £m
Ordinary shares of 37⅞₉p (2005 25p) each:				
Authorised	**806.9**	**300.0**	1,200.0	300.0
Allotted, called up and fully paid	**485.7**	**180.6**	730.5	182.6

Shares allotted during the year	Number m	Nominal value £m	Consideration £m
Option schemes	–	–	–

	Ordinary shares 2006 Number m	Ordinary shares 2005 Number m
On issue at 1st April	**730.5**	775.5
Repurchase of shares	**(8.1)**	(45.4)
Shares issued	–	0.4
Share consolidation	**(236.7)**	–
On issue at 31st March	**485.7**	730.5

Share repurchase

During the year to 31st March 2006, 8.1m ordinary shares were purchased and subsequently cancelled at prices ranging from 586p per share to 650p per share, with an average of 613p per share. The total cost of the purchases was £50.0m, which has been charged against distributable reserves.

Share consolidation

After the sale of Boots Healthcare International, £1.426bn was returned to shareholders by means of a special dividend of 200p per share. A share consolidation was performed on 13th February 2006 in the ratio of 39 new shares for every 58 shares held.

27. Share capital continued

Share options

Under a savings-related scheme, options have been granted enabling employees to subscribe for ordinary shares at approximately 80% of market price. In 1999, a QUEST was established to acquire shares in the company as a means by which shares would be delivered to employees exercising the options granted. At 31st March 2006, options exercisable from 2006 to 2007 at between 624p and 808p per share were outstanding in respect of 0.4m shares (2005 0.9m). Under an executive share option plan, certain senior executives have been granted options to subscribe for ordinary shares after a period of three years from date of grant as long as performance targets are met. At 31st March 2006, options exercisable from 2006 to 2015 at between 576p and 710p per share were outstanding in respect of 3.7m shares (2005 4.6m).

Own shares

At 31st March 2006 the number of own shares held by the group was 9.4m (2005 14.4m). These were held in the various employee share ownership trusts. The market value of these shares is £67.6m (2005 £90.1m).

28. Operating leases

Non-cancellable operating lease rentals are payable as follows:	2006 £m	2005 £m
Less than one year	**204.7**	182.2
Between one and five years	**776.6**	677.5
More than five years	**1,385.7**	1,259.5
	2,367.0	2,119.2

The group leases a large number of its properties under operating leases. The leases run predominantly for periods from 1 to 25 years, with options to renew the leases at the end of the period. Lease rentals are increased in regular intervals to reflect market rentals. None of the leases include material contingent rentals.

A £298m sale and leaseback deal on 312 stores was completed in the year. The stores were mainly freehold High Street Shops in small towns and represented around a third of Boots freehold portfolio by value and two thirds by the number of properties. The leased properties are held as operating leases. The properties have been leased back at an initial rental of £16m per annum with fixed annual uplifts of 1.5%. The average annual rental charge over the full 15-year lease period will be £18m.

During the year ended 31st March 2006, £233.7m was recognised as an expense in the income statement in respect of operating leases (2005 £198.7m).

29. Commitments and contingent liabilities

(i) Future capital expenditure approved by the directors and not provided for in these financial statements is as follows:	2006 £m	2005 £m
Contracts placed	**61.3**	16.9

(ii) Contingent liabilities

Knoll Pharmaceutical Co. ('Knoll') has been a defendant in a number of consumer class actions in 30 states of the USA, Canada and Puerto Rico. Knoll was the successor to Boots Pharmaceuticals Inc., formerly an indirect subsidiary of the company, which was sold to the BASF group under agreements made by the company in March 1995. The company was named as a defendant in some of these actions, which allege that the marketing of the product Synthroid did not comply with consumer protection and business practice laws. A settlement by Knoll of consumer actions and claims of insurers and state attorneys general in the United States has been approved, and a settlement of most of the actions in Canada has been approved. The company asserted that the relevant courts in North America had no jurisdiction over it in these cases and this was approved by a state court in Illinois. In the light of current information, the directors believe that the company has good defences to such claims as may arise concerning Synthroid including any that might be brought by BASF and, while the outcome of such claims as may arise remains uncertain, they believe that it should not have a material adverse impact on the group.

30. Employee benefits

The group operates pension schemes throughout the world, most of which are final salary (defined benefit) schemes.

Boots Pension Scheme and other defined benefit plans

The principal UK pension scheme is Boots Pension Scheme. The independent scheme actuary carried out the latest valuation of the scheme as at 1st April 2004.

The group also operates defined benefit plans for a number of small overseas schemes. The following disclosures relate primarily to the Boots Pension Scheme. The company does not participate in, or sponsor, any of the group schemes.

Amounts recognised in the balance sheet	2006 £m	2005 £m
Present value of funded obligations	**(3,524.2)**	(3,096.4)
Fair value of plan assets	**3,468.0**	3,058.8
Recognised liability for defined benefit obligations	**(56.2)**	(37.6)
Amounts recognised in the balance sheet	**(56.2)**	(37.6)

The plan assets include bonds with a fair value of £2,918.7m, equities with a fair value of £405.9m and other net assets with a fair value of £143.4m. Of the £56.2m deficit, £21.6m relates to the principal Boots Pension Scheme. The £85m additional contribution from the BHI disposal proceeds was completed on 7th April 2006 with a payment of £42.5m.

30. Employee benefits continued

Changes in the present value of the defined benefit obligation	2006 £m	2005 £m
Opening defined benefit obligation	**3,096.4**	2,894.0
Current service cost	**61.7**	75.6
Past service cost	**6.0**	12.7
Interest cost	**166.7**	159.0
Curtailments	**(15.7)**	–
Actuarial losses	**299.8**	43.5
Benefits paid	**(90.7)**	(88.4)
Closing defined benefit obligation	**3,524.2**	3,096.4

Changes in the fair value of plan assets	2006 £m	2005 £m
Opening fair value of plan assets	**3,058.8**	2,882.0
Contributions	**111.9**	63.5
Expected return	**163.3**	142.0
Actuarial gains	**224.7**	59.7
Benefits paid	**(90.7)**	(88.4)
Closing fair value of plan assets	**3,468.0**	3,058.8

The group expects to contribute £102.5m to its defined benefit pension plan in 2007.

Expense recognised in the income statement	2006 £m	2005 £m
Current service cost	**61.7**	75.6
Past service cost	**6.0**	12.7
Curtailments	**(15.7)**	–
Interest on obligation	**166.7**	159.0
Expected return on plan assets	**(163.3)**	(142.0)
	55.4	105.3

The expense is recognised in the following line items in the income statement	2006 £m	2005 £m
Cost of sales	**1.6**	2.4
Distribution costs	**49.7**	64.8
Administrative costs	**16.4**	21.1
Other operating expenses	**(3.0)**	–
Profit on sale of discontinued operations	**(12.7)**	–
Net finance costs	**3.4**	17.0
	55.4	105.3

30. Employee benefits continued

Principal actuarial assumptions at the balance sheet date	2006	2005
Inflation	**2.9%**	2.9%
Rate of general long-term increase in salaries	**4.4%**	4.4%
Rate of increase to pensions in payment	**2.8%**	2.8%
Discount rate for scheme liabilities	**4.9%**	5.4%
Expected return on plan assets		
– Bonds	**4.8%**	5.2%
– Equities	**7.5%**	7.7%
– Other net assets	**4.6%**	4.9%
– Property	**6.5%**	–
Actual return on plan assets £m	**370.0**	201.7

The expected rate of return on plan assets has been determined with reference to market returns at the balance sheet date. The mortality assumption used in the valuation of scheme liabilities is that for members retiring at 60, men are expected on average to live to the age 83 and women to age 85.

Amounts for the current and previous period are as follows:	2006 £m	2005 £m
Defined benefit obligation	**(3,524.2)**	(3,096.4)
Plan assets	**3,468.0**	3,058.8
Deficit	**(56.2)**	(37.6)
Experience adjustments on plan liabilities	**9.7**	95.8
Experience adjustments on plan assets	**206.7**	59.7

Amounts recognised in the statement of recognised income and expense (before tax)	2006 £m	2005 £m
Actual return in excess of expected return on pension scheme assets	**224.7**	59.7
Experience gains arising on the scheme liabilities	**9.7**	95.8
Changes in assumptions underlying the present value of the scheme liabilities	**(309.5)**	(139.3)
	(75.1)	16.2
Cumulative amount of actuarial gains/losses recognised in the SORIE at the end of the year	**(58.9)**	16.2

Other pension arrangements

Since 1st October 2000, new UK employees have been offered membership of Boots Stakeholder Pension Plan, a defined contribution pension arrangement. After five years' membership of this plan, employees have the opportunity to join Boots Pension Scheme. The cost of these arrangements was £1.9m (2005 £3.3m).

31. Employee numbers and costs

The average number of persons employed by the group:	2006 Number of heads	2006 Full time equivalents	2005 Number of heads	2005 Full time equivalents
Continuing operations				
Boots The Chemists	**57,478**	**33,698**	59,538	35,384
Boots Opticians	**3,722**	**2,629**	4,171	2,938
Boots Retail International	**1,050**	**989**	960	927
Group and other	**735**	**675**	916	852
Continuing operations	**62,985**	**37,991**	65,585	40,101
Boots Healthcare International	**2,829**	**2,717**	3,270	3,165
Other discontinued operations	**27**	**23**	776	606
Total	**65,841**	**40,731**	69,631	43,872

Total number of persons employed by continuing operations at 31st March 2006 was 62,663 heads, 38,867 full time equivalents (2005 65,700 heads, 41,620 full time equivalents).

Personnel expenses	2006 £m	2005 £m
Wages and salaries	**864.0**	839.5
Social security costs	**68.8**	67.5
Pension costs – defined contribution plans	**3.8**	8.4
Current service costs – defined benefit plans	**61.7**	75.6
Equity settled transactions	**5.3**	5.1
	1,003.6	996.1

There are no personnel expenses in the parent company.

32. Related parties

The group has a related party relationship with its subsidiaries, and with its directors and executive officers. Transactions between the company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

During the year the group had no material transactions with related parties.

The company has a number of loans with its subsidiary companies. All of these loans are interest-bearing and are repayable within one year. The balance of these loans owing to the company at 31st March 2006 was £639.6m (2005 £917.4m). The company also has interest-bearing balances with subsidiary companies which are repayable on demand. The net amount owing to the company at 31st March 2006 is £554.2m (2005 £20.2m).

Interest receivable on the interest-bearing loans and balances was £268.4m (2005 £262.8m) and interest payable was £184.1m (2005 £175.1m).

During the year, and also in the prior year, the company received a dividend of £1bn from a subsidiary company, The Boots Company PLC. In the prior year, the company acquired a subsidiary Boots Healthcare International (Holdings) Ltd from another subsidiary, The Boots Company PLC, for consideration of £805m.

During the year, the company made charges of £4.8m (2005 of £5.3m) to other group companies for the costs of various employee benefit arrangements which it operates on behalf of the group. Additionally, it received charges from another group company for the provision of management services of £15.5m (2005 £17.2m).

The remuneration of the directors and members of the executive committee, who are the key management personnel of the group, is set out below in aggregate for each of the categories specified in IAS 24 'Related Party Disclosures'. Details of the remuneration, long term incentive plan interests, shareholdings, share options and pension entitlements of individual directors are included in the Directors' Remuneration Report on pages 46 to 55.

	2006 £m	2005 £m
Short-term employee benefits	**5.2**	3.9
Post-employment benefits	**–**	–
Other long term benefits	**0.5**	0.6
Termination benefits	**1.3**	–
Share based payment	**0.3**	0.3
Total	**7.3**	4.8

33. Accounting estimates and judgments

Management discussed with the Audit Committee the development, selection and disclosure of the group's critical accounting policies and estimates and the application of these policies and estimates.

Key sources of estimation uncertainty

Stock provisions The stock provision relates to subjective stores stock and covers lines which have already been, or are shortly to be, discontinued as well as product recalls and withdrawals.

The provision applied to uncounted stock is based on the average loss rates over the recent months on counted stock. The provision is based on counts, which are considered to be representative of all stores, excluding non-standard operations and stores with significant one off losses.

Critical accounting judgments in applying the group's accounting policies Certain critical accounting judgments in applying the group's accounting policies are described below.

Sale and leaseback Surveys carried out as part of the sales process identified repairs required to the properties totalling £13.6m. A clause in the sale and leaseback agreement requires Boots to make good these repairs within two years. This amount has therefore been included within the profit on disposal and will be carried as a provision on the balance sheet until all the repairs have been made.

Merger costs During 2005/2006, £7.8m of costs associated with the proposed merger with Alliance UniChem have been incurred by the company.

It is the view of management that, following the clearance of the merger by the Office of Fair Trading, the merger is now likely to proceed and on that basis feel that it is appropriate to allocate the costs to the balance sheet at 31st March 2006 and to then capitalise them during 2006/2007.

33. Accounting estimates and judgments continued

Advantage card Current provisioning policy assumes 95% of points will be redeemed.

Store refurbishment A provision has been recognised in the balance sheet at 31st March 2006 for backlog refurbishment of stores in Boots The Chemists and Boots Opticians. As management were fully committed to the expenditure at 31st March 2006 and because the group had an obligation as part of its lease agreements with landlords, they believe the appropriate accounting treatment is to make a provision in the balance sheet at that date.

34. Explanation of transition to IFRS (group)

This is the first year that the group has presented its consolidated financial statements under IFRS.

The accounting policies set out on pages 64 to 68 have been applied in preparing the financial statements for the year ended 31st March 2006, the comparative information presented in these financial statements for the year ended 31st March 2005 and in the preparation of the opening IFRS balance sheet at 1st April 2004 (the transition date).

In preparing its opening IFRS balance sheet, the group has adjusted amounts previously reported in financial statements prepared in accordance with UK GAAP. An explanation of how the transition from UK GAAP to IFRS has affected the group's financial position, financial performance and cash flows is set out in the following tables and notes.

34. Explanation of transition to IFRS (group) continued

Reconciliation of equity Group	Note	1st April 2004: 2004 under UK GAAP £m	1st April 2004: Effect of transition to IFRS £m	1st April 2004: 2004 under IFRS £m	31st March 2005: 2005 under UK GAAP £m	31st March 2005: Effect of transition to IFRS £m	31st March 2005: 2005 under IFRS £m
ASSETS							
Non-current assets							
Goodwill	a	24.0	(22.0)	2.0	25.4	(25.0)	0.4
Other intangible assets	a,b	257.5	114.4	371.9	258.0	183.8	441.8
Property, plant and equipment	b,c,f	1,499.4	(94.5)	1,404.9	1,593.1	(140.7)	1,452.4
Other receivables	b,d	163.9	(111.6)	52.3	147.6	(89.0)	58.6
Deferred tax assets	k	3.0	49.7	52.7	4.9	60.5	65.4
		1,947.8	(64.0)	1,883.8	2,029.0	(10.4)	2,018.6
Current assets							
Inventories		690.8	–	690.8	713.6	–	713.6
Trade and other receivables	b,d,e	501.5	(30.3)	471.2	569.4	(47.2)	522.2
Current tax asset		13.5	–	13.5	11.5	–	11.5
Available for sale assets	e	0.1	0.1	0.2	0.1	0.1	0.2
Cash and cash equivalents		349.5	–	349.5	128.7	–	128.7
Non-current assets held for sale	f	–	1.2	1.2	–	0.7	0.7
		1,555.4	(29.0)	1,526.4	1,423.3	(46.4)	1,376.9
Total assets		3,503.2	(93.0)	3,410.2	3,452.3	(56.8)	3,395.5
LIABILITIES							
Current liabilities							
Short term borrowings and overdrafts	c	(156.5)	(11.2)	(167.7)	(173.1)	(10.7)	(183.8)
Current tax liability		(103.2)	–	(103.2)	(95.1)	–	(95.1)
Trade and other payables	c,e,g,h	(875.6)	154.4	(721.2)	(805.9)	147.0	(658.9)
Provisions		(10.9)	–	(10.9)	(12.2)	0.5	(11.7)
		(1,146.2)	143.2	(1,003.0)	(1,086.3)	136.8	(949.5)
Non-current liabilities							
Borrowings	c,e	(341.6)	(16.1)	(357.7)	(549.8)	(37.3)	(587.1)
Other payables	c,d,e,i	(41.3)	(8.0)	(49.3)	(38.3)	(12.6)	(50.9)
Deferred tax liabilities	k	(150.9)	29.7	(121.2)	(154.5)	17.9	(136.6)
Non-current tax liability		–	–	–	(0.6)	–	(0.6)
Retirement benefit obligations	d	–	(12.0)	(12.0)	–	(37.6)	(37.6)
Provisions		(15.4)	–	(15.4)	(12.3)	–	(12.3)
		(549.2)	(6.4)	(555.6)	(755.5)	(69.6)	(825.1)
Total liabilities		(1,695.4)	136.8	(1,558.6)	(1,841.8)	67.2	(1,774.6)
Net assets		1,807.8	43.8	1,851.6	1,610.5	10.4	1,620.9

34. Explanation of transition to IFRS (group) continued

Reconciliation of equity Group	Note	1st April 2004: 2004 under UK GAAP £m	1st April 2004: Effect of transition to IFRS £m	1st April 2004: 2004 under IFRS £m	31st March 2005: 2005 under UK GAAP £m	31st March 2005: Effect of transition to IFRS £m	31st March 2005: 2005 under IFRS £m
EQUITY							
Called up share capital		193.9	–	193.9	182.6	–	182.6
Share premium account		0.3	–	0.3	2.3	–	2.3
Capital redemption reserve		15.2	–	15.2	26.5	–	26.5
Hedging reserve	e	–	(0.3)	(0.3)	–	–	–
Fair value reserve	e	–	0.1	0.1	–	0.1	0.1
Translation reserve	j	–	–	–	–	1.4	1.4
Merger reserve		310.8	–	310.8	310.8	–	310.8
Retained earnings	l	1,286.4	44.0	1,330.4	1,087.2	8.9	1,096.1
Equity shareholders' funds		**1,806.6**	**43.8**	**1,850.4**	**1,609.4**	**10.4**	**1,619.8**
Equity minority interests		**1.2**	–	**1.2**	**1.1**	–	**1.1**
Total equity		**1,807.8**	**43.8**	**1,851.6**	**1,610.5**	**10.4**	**1,620.9**

Notes to the reconciliation of equity

The impact on deferred tax of the adjustments described below is set out in note k.

a. Boots has elected not to apply IFRS 3 to all business combinations that occurred before 1st April 2004, however, goodwill of £22.0m in the opening balance sheet and £25.0m at 31st March 2005 has been reclassified into 'other intangible assets'. This relates to licences that meet the broader definition of intangible assets under IFRS.

b. Capitalised software costs of £92.4m at 1st April 2004 and £158.8m at 31st March 2005, that are not an integral part of the related hardware, have been reclassified as intangible fixed assets. Premiums paid on short term leases of £26.7m at 1st April 2004 and £29.4m at 31st March 2005 have been reclassified as current and non-current receivables.

c. Under UK GAAP, certain leases were classified as operating leases. IFRS makes a number of changes to accounting for leases and as a consequence a number of computer equipment and vehicle leases have been reclassified as finance leases. In addition all property lease incentives have been re-phased.

The effect is to increase property, plant and equipment by £25.8m at 1st April 2004 and by £48.2m at 31st March 2005 and to increase borrowings and overdrafts by £39.4m at 1st April 2004 and by £61.9m at 31st March 2005. The effect is also to increase selling, distribution and store costs by £0.5m, decrease administrative costs by £2.8m and increase financial expenses by £2.4m for the year ended 31st March 2005.

34. Explanation of transition to IFRS (group) continued

Notes to the reconciliation of equity continued

d. Under UK GAAP, defined benefit pension obligations were recognised on a SSAP 24 basis. Under IFRS the net defined benefit pension liability has been recognised on the balance sheet and the SSAP 24 debtor has been removed and the pension prepayment reclassified. Other pension provisions have also been removed. The operating and financing costs of the defined benefit schemes are now recognised in the income statement.

The effect is to increase retirement benefit obligations by £12.0m at 1st April 2004 and £37.6m at 31st March 2005, reduce receivables by £172.0m at 1st April 2004 and £166.9m at 31st March 2005 and to reduce other payables by £6.5m at 1st April 2004 and £7.1m at 31st March 2005. The effect is also to increase selling, distribution and store costs by £12.8m, administrative costs by £6.3m and net financing costs by £17.0m for the year ended 31st March 2005.

e. One previously closed out swap was being amortised under UK GAAP but is written off to reserves in the opening balance sheet, causing an additional financial expense of £1.8m for the year ended 31st March 2005. A second interest rate swap has been included in the opening IFRS balance sheet at mark to market value and the movement in this value up to the point it was closed out has generated an additional financial expense of £0.9m for the year ended 31st March 2005. The impact of the interest rate swaps is to increase receivables by £3.4m, decrease payables by £5.0m and increase borrowings by £1.7m.

In accordance with IFRSs, available for sale investments and all derivative financial instruments have been recognised as assets or liabilities at fair value. The effect of measuring available for sale investments at fair value is to increase listed investments and fair value reserve by £0.1m at 1st April 2004 and 31st March 2005. Unrealised losses on cash flow hedges have decreased the fair value reserve by £0.3m at 1st April 2004.

f. The group applied IFRS 5 prospectively from 1st April 2004 to its assets held for sale and discontinued operations.

g. Under IAS 10, dividends declared after the balance sheet date are not recognised as a liability. The final dividend of £158.6m for the year ended 31st March 2004 was declared in June 2004 and consequently this has been reversed in the opening balance sheet. The dividend of £150.1m for the year ended 31st March 2005 was declared in July 2005 and has been reversed.

h. The timing of recognition has changed slightly for certain types of fee income received from suppliers in respect of promotional support. The impact is to increase payables by £3.6m at 1st April 2004 and £2.6m at 31st March 2005 and to decrease cost of sales by £1.0m for the year ended 31st March 2005.

34. Explanation of transition to IFRS (group) continued

i. Pension deficits on overseas schemes already held on the balance sheet have been brought in line with IAS 19 valuations. The impact is to increase other payables by £6.3m at 1st April 2004 and £8.8m at 31st March 2005 and to increase selling, distribution and store costs by £2.5m.

j. Boots has taken the exemption available in IFRS 1 that deems all cumulative translation differences for all foreign operations to be zero at 1st April 2004. Translation differences that arise after 1st April 2004 in respect of all foreign entities are presented as a separate component of equity.

k. The above changes increased/(decreased) the deferred tax balances as follows based on a tax rate of 30%:

Group	1st April 2004 £m	31st March 2005 £m
Adoption of IAS 32/39	0.5	0.4
Finance leases	4.1	4.3
Brands (see below)	25.4	28.8
Fee income	1.1	0.7
Defined benefit pensions	18.6	26.3
Increase in deferred tax asset	49.7	60.5
Defined benefit pensions	34.6	32.7
Adoption of IAS 32/39	(2.6)	(1.7)
Previously revalued assets and brands (see below)	(2.3)	(13.1)
Decrease in deferred tax liability	29.7	17.9

The effect on the income statement for the year ended 31st March 2005 was to decrease the reported tax charge by £11.4m.

For Boots there are three areas of significance where the difference between tax written down value and book value gives rise to additional deferred tax adjustments under IFRS. These are:

- Deferred tax must be provided on previously revalued properties and this results in a deferred tax liability of £26.4m at 1st April 2004 and 31st March 2005.
- Revised deferred tax calculations on purchased brands have resulted in an increase to deferred tax assets of £25.4m at 1st April 2004 and £28.8m at 31st March 2005 and a decrease to deferred tax liabilities of £27.8m at 1st April 2004 and £16.6m at 31st March 2005.
- Deferred tax on business combinations gives rise to an additional deferred tax liability of £3.6m at 1st April 2004 and £3.4m at 31st March 2005.

34. Explanation of transition to IFRS (group) continued

l. The effect of the above adjustments on retained earnings is as follows:

Group	Note	1st April 2004 £m	31st March 2005 £m
Defined benefit pensions	d	(124.3)	(138.5)
Adoption of IAS 32/39	e	4.9	3.0
Deferred tax	k	23.1	15.7
Dividends	g	158.6	150.1
Finance leases and lease incentives	c	(9.5)	(9.4)
Fee income	h	(2.5)	(1.8)
Overseas pensions	i	(6.3)	(8.8)
Reclassification to translation reserve	j	–	(1.4)
Total adjustment to retained earnings		44.0	8.9
Attributable to:			
Equity holders of the parent		44.0	8.9
Minority interest		–	–
		44.0	8.9

34. Explanation of transition to IFRS (group) continued

Reconciliation of profit for 2005 Group	Note	2005 under UK GAAP £m	Effect of transition to IFRS £m	2005 under IFRS £m
Continuing operations				
Revenue		4,935.5	–	4,935.5
Cost of sales	h	(2,810.2)	1.0	(2,809.2)
Gross profit		2,125.3	1.0	2,126.3
Selling, distribution and store costs	c,d,i	(1,502.8)	(11.2)	(1,514.0)
Administrative costs	c,d	(202.0)	(2.8)	(204.8)
Other operating income		(4.3)	9.2	4.9
Other operating expenses		–	(11.5)	(11.5)
Group operating profit before finance costs		416.2	(15.3)	400.9
Financial income		10.1	143.2	153.3
Financial expenses		(29.0)	(165.2)	(194.2)
Net finance costs	c,d,e	(18.9)	(22.0)	(40.9)
Profit before taxation		397.3	(37.3)	360.0
Income tax expense	k	(116.4)	11.4	(105.0)
Profit after taxation from continuing operations		280.9	(25.9)	255.0
Discontinued operations				
Profit from discontinued operations	d,i,k	22.0	(10.6)	11.4
Profit for the year		302.9	(36.5)	266.4
Attributable to:				
Equity holders of the parent		302.4	(36.5)	265.9
Minority interest		0.5	–	0.5
		302.9	(36.5)	266.4

Explanation of material adjustments to the cash flow statement for 2005

Current asset investments of £19.3m comprising deposits repayable on demand were classified as liquid resources under UK GAAP and are reclassified to cash and cash equivalents under IFRS. There are no other material differences between the cash flow statement presented under IFRS compared to that presented under UK GAAP.

34. Explanation of transition to IFRS (company)

Reconciliation of equity Company	Note	1st April 2004: 2004 under UK GAAP £m	1st April 2004: Effect of transition to IFRS £m	1st April 2004: 2004 under IFRS £m	31st March 2005: 2005 under UK GAAP £m	31st March 2005: Effect of transition to IFRS £m	31st March 2005: 2005 under IFRS £m
ASSETS							
Non-current assets							
Investments	a	1,106.7	3,021.3	4,128.0	2,103.6	3,021.3	5,124.9
Other receivables		502.6	–	502.6	–	–	–
Deferred tax assets	b	–	–	–	–	0.4	0.4
		1,609.3	3,021.3	4,630.6	2,103.6	3,021.7	5,125.3
Current assets							
Trade and other receivables	c	1,196.2	(1,000.0)	196.2	1,712.0	(1,000.0)	712.0
Current tax asset		9.1	–	9.1	9.4	–	9.4
Cash and cash equivalents		223.0	–	223.0	27.7	–	27.7
		1,428.3	(1,000.0)	428.3	1,749.1	(1,000.0)	749.1
Total assets		3,037.6	2,021.3	5,058.9	3,852.7	2,021.7	5,874.4
LIABILITIES							
Current liabilities							
Short term borrowings and overdrafts		(141.9)	–	(141.9)	(110.2)	–	(110.2)
Trade and other payables	c	(313.3)	158.6	(154.7)	(1,040.3)	150.1	(890.2)
		(455.2)	158.6	(296.6)	(1,150.5)	150.1	(1,000.4)
Non-current liabilities							
Borrowings	b	(308.8)	1.6	(307.2)	(540.5)	2.8	(537.7)
Deferred tax liabilities	b	–	–	–	–	(0.4)	(0.4)
Other payables		(560.8)	–	(560.8)	(0.5)	–	(0.5)
		(869.6)	1.6	(868.0)	(541.0)	2.4	(538.6)
Total liabilities		(1,324.8)	160.2	(1,164.6)	(1,691.5)	152.5	(1,539.0)
Net assets		1,712.8	2,181.5	3,894.3	2,161.2	2,174.2	4,335.4
EQUITY							
Called up share capital		193.9	–	193.9	182.6	–	182.6
Share premium account		0.3	–	0.3	2.3	–	2.3
Capital redemption reserve		15.2	–	15.2	26.5	–	26.5
Merger reserve	a	–	3,080.2	3,080.2	–	3,080.2	3,080.2
Retained earnings		1,503.4	(898.7)	604.7	1,949.8	(906.0)	1,043.8
Equity shareholders' funds		1,712.8	2,181.5	3,894.3	2,161.2	2,174.2	4,335.4

34. Explanation of transition to IFRS (company) continued

Notes to the reconciliation of equity

a. Under IAS 27, investments are required to be stated initially at fair value and any dividends paid out of pre-acquisition reserves deducted from the cost of the investment. Investments in subsidiaries have been increased by £3,021.3m at 1st April 2004 and 31st March 2005 and a non-distributable merger reserve of £3,080.2m has been created.

b. Amortisation of the premium on the Eurobond has resulted in a decrease to financial expenses of £1.3m and a reduction in borrowings of £1.6m at 1st April 2004 and £2.8m at 31st March 2005. Deferred tax on these adjustments has resulted in a deferred tax asset of £0.4m and a deferred tax liability of £0.4m at 31st March 2005.

c. Under IAS 10, dividends declared after the balance sheet date are not recognised as a liability. The final dividend of £158.6m for the year ended 31st March 2004 was declared in June 2004 and consequently this has been reversed in the opening balance sheet. The dividend of £150.1m for the year ended 31st March 2005 was declared in July 2005 and has been reversed. Intra-group dividends receivable of £1,000m for the years ended 31st March 2004 and 31st March 2005 have also been reversed.

Significant investments in subsidiaries

Company	Principal activities	Percentage held by company	Percentage held by subsidiary undertakings
Boots Group PLC	Investing		
Subsidiary undertakings (incorporated in Great Britain)			
The Boots Company PLC	Manufacturing, marketing and distribution of healthcare and consumer products	100	
Boots The Chemists Ltd	Retail chemists		100
Boots Opticians Ltd	Provision of opticians' services		100
Boots Beauty International Ltd	Sale of Boots branded products worldwide		100
Boots Properties Ltd	Property holding company		100

Percentages relate to holdings of ordinary share capital.

Group financial record – IFRS

Income statement	2006 £m	2005 £m
Continuing operations:		
Revenue	**5,027.4**	4,935.5
Operating profit before finance costs	**369.2**	400.9
Net finance costs	**(20.3)**	(40.9)
Profit before taxation	**348.9**	360.0
Income tax expense	**(44.5)**	(105.0)
Profit after taxation from continuing operations	**304.4**	255.0
Discontinued operations:		
Profit from discontinued operations	**1,469.3**	11.4
Profit for the year	**1,773.7**	266.4
Attributable to:		
Equity holders of the parent	**1,773.7**	265.9
Equity minority interests	**–**	0.5
	1,773.7	266.4

Statement of recognised income and expense	2006 £m	2005 £m
Foreign exchange translation differences	**(3.6)**	1.4
Actuarial (loss)/gain on defined benefit pension schemes	**(54.3)**	11.4
Effective portion of changes in fair value of cash flow hedges	**–**	0.3
Net (expense)/income recognised directly in equity	**(57.9)**	13.1
Profit for the year	**1,773.7**	266.4
Total recognised income and expense for the year	**1,715.8**	279.5

Statement of changes in equity	2006 £m	2005 £m
Total recognised income and expense for the year	**1,715.8**	279.5
Dividends	**(1,640.3)**	(225.1)
Dividends to minority interest	**–**	(0.6)
New share capital issued (net of expenses)	**–**	2.0
Repurchase of shares	**(50.0)**	(300.0)
Exercise of options and charge for scheme awards	**5.1**	13.5
Net increase/(decrease) in shareholders' funds	**30.6**	(230.7)

Segmental financial record – IFRS

Balance sheet	2006 £m	2005 £m
Non-current assets	**1,503.8**	2,018.6
Current assets	**1,927.3**	1,376.9
Total assets	**3,431.1**	3,395.5
Current liabilities	**(934.5)**	(949.5)
Non-current liabilities	**(845.1)**	(825.1)
Total liabilities	**(1,779.6)**	(1,774.6)
Net assets	**1,651.5**	1,620.9
Represented by:		
Equity shareholders' funds	**1,651.5**	1,619.8
Minority interests	**–**	1.1
	1,651.5	1,620.9

Cash flow statement	2006 £m	2005 £m
Continuing operations:		
Net cash from operating activities	**432.3**	355.3
Net cash used in investing activities	**148.3**	(259.0)
Net cash used in financing activities	**(1,742.4)**	(275.7)
Net cash from discontinued operations	**1,893.3**	22.0
Net increase/(decrease) in cash and cash equivalents	**731.5**	(157.4)

Statistics	2006	2005
Sales growth from continuing operations	**1.9%**	2.9%
Return on shareholders' funds	**14.3%**	14.0%
Basic earnings per share	**259.2p**	35.9p
Net cash/(debt) (£m)	**100.0**	(641.2)
Capital expenditure (£m)	**210.3**	323.6

Return on shareholders' funds is calculated using continuing trading profit after net finance costs and taxation as a percentage of opening shareholders' funds.

Shareholder value	2006	2005
Dividend per share	**30.1p**	30.1p
Dividend cover	**1.1**	1.2
Share price:		
Highest	**737p**	700p
Lowest	**583.5p**	597p

Dividend cover is calculated using continuing trading profit after net finance costs and taxation.

Revenue, including inter-segmental revenue	2006 £m	2005 £m
Health	**1,909.4**	1,860.0
Beauty and Toiletries	**2,104.5**	2,054.7
Lifestyle	**718.1**	736.4
Boots The Chemists	**4,732.0**	4,651.1
Boots Opticians	**174.3**	180.3
	4,906.3	4,831.4
Boots Retail International	**57.9**	48.3
Group and other	**64.8**	57.7
Discontinued operations	**469.9**	563.7
	5,498.9	5,501.1
Inter-segmental revenue	**(27.7)**	(30.4)
Group revenue excluding inter-segmental	**5,471.2**	5,470.7

Group operating profit before finance costs	2006 £m	2005 £m
Boots The Chemists	**286.7**	459.0
Boots Opticians	**(5.8)**	2.8
	280.9	461.8
Boots Retail International	**(2.4)**	(8.1)
Group and other	**90.7**	(52.8)
Discontinued operations	**89.8**	80.1
Group operating profit before finance costs	**459.0**	481.0

Group financial record – UK GAAP

The information presented below is based on UK GAAP. This information would be different under IFRS for the reasons set out in note 34.

Profit and loss account	Restated[1] 2005 £m	Restated[1] 2004 £m	Restated[1] 2003 £m	Restated[1] 2002 £m
Group turnover from continuing operations[2]	4,935.5	4,795.1	4,593.7	4,378.1
Discontinued operations	533.6	529.9	726.6	948.4
Total group turnover	5,469.1	5,325.0	5,320.3	5,326.5
Operating profit from continuing operations	420.4	489.5	509.0	568.3
Discontinued operations	81.3	60.6	51.3	76.8
Group operating profit before exceptional items	501.7	550.1	560.3	645.1
Share of operating loss of joint ventures	(0.6)	(1.1)	(13.2)	(20.9)
Total operating profit before exceptional items	501.1	549.0	547.1	624.2
Operating exceptional items	–	–	–	(16.4)
Total operating profit including share of joint ventures	501.1	549.0	547.1	607.8
Other exceptional items (non-operating)	(53.7)	36.4	(152.6)	(26.5)
Profit on ordinary activities before interest and taxation	447.4	585.4	394.5	581.3
Net interest (payable)/receivable and similar items	(19.8)	(5.5)	103.4	13.2
Profit on ordinary activities before taxation	427.6	579.9	497.9	594.5
Taxation	(124.7)	(167.7)	(191.9)	(190.8)
Profit on ordinary activities after taxation	302.9	412.2	306.0	403.7
Minority interests	(0.5)	(0.7)	(0.5)	(0.3)
Profit for the financial year attributable to shareholders	302.4	411.5	305.5	403.4
Dividends paid and proposed	(216.6)	(226.3)	(230.7)	(240.6)
Retained profit for the financial year	85.8	185.2	74.8	162.8

[1]Restated for BHI treated as a discontinued operation.
[2]Includes inter-segmental turnover.

Statement of total recognised gains and losses	2005 £m	2004 £m	2003 £m	2002 £m
Profit for the financial year attributable to shareholders	302.4	411.5	305.5	403.4
Surplus on revaluation of properties	–	–	17.1	1.5
Currency translation differences	1.5	(14.8)	7.5	(3.0)
Total recognised gains and losses for the year	303.9	396.7	330.1	401.9

Reconciliation of movements in shareholders' funds	2005 £m	2004 £m	2003 £m	2002 £m
Total recognised gains and losses for the year	303.9	396.7	330.1	401.9
Dividends	(216.6)	(226.3)	(230.7)	(240.6)
New share capital issued (net of expenses)	2.0	0.3	(0.3)	0.7
Repurchase of shares	(300.0)	(259.9)	(462.8)	(45.9)
Exercise of options and charge for scheme awards	13.5	11.1	13.5	16.4
Goodwill released on disposal of business	–	–	349.3	22.4
Net (decrease)/increase in shareholders' funds	(197.2)	(78.1)	(0.9)	154.9

Balance sheet	2005 £m	2004 £m	2003 £m	2002 £m
Intangible fixed assets	283.4	281.5	301.3	298.2
Tangible fixed assets	1,593.1	1,499.4	1,516.5	1,727.7
Investments	–	–	–	18.0
Net current assets	501.7	587.0	630.1	488.2
Creditors: Amounts falling due after more than one year	(588.7)	(382.9)	(401.8)	(480.0)
Provisions for liabilities and charges	(179.0)	(177.2)	(160.9)	(165.8)
Net assets	1,610.5	1,807.8	1,885.2	1,886.3
Represented by:				
Equity shareholders' funds	1,609.4	1,806.6	1,884.7	1,885.6
Minority interests	1.1	1.2	0.5	0.7
	1,610.5	1,807.8	1,885.2	1,886.3

Cash flow statement	2005 £m	2004 £m	2003 £m	2002 £m
Cash inflow from operating activities	514.7	637.8	582.3	722.4
Returns on investment and servicing of finance	(20.4)	(22.6)	75.0	40.7
Taxation	(128.8)	(166.2)	(196.7)	(139.2)
Capital expenditure and financial investment	(282.9)	(44.6)	(27.2)	(109.9)
Acquisitions and disposals	(9.0)	(2.2)	358.1	3.9
Equity dividends paid	(225.1)	(229.1)	(238.3)	(234.5)
Cash (outflow)/inflow before use of liquid resources and financing	(151.5)	173.1	553.2	283.4
Management of liquid resources	219.7	53.5	15.8	(234.3)
Financing	(5.9)	(278.9)	(508.7)	(47.5)
Increase/(decrease) in cash in the year	62.3	(52.3)	60.3	1.6

Segmental financial record – UK GAAP

Statistics	Restated[1] 2005	Restated[1] 2004	Restated[1] 2003	Restated[1] 2002
Sales growth from continuing operations	2.9%	4.4%	4.9%	0.6%
Return on shareholders' funds before exceptional items	19.7%	19.9%	20.3%	25.4%
Basic earnings per share	40.9p	52.8p	36.5p	45.8p
Basic earnings per share before exceptional items	45.7p	48.0p	45.6p	49.8p
Net debt (£m)	(594.1)	(148.5)	(51.5)	(146.3)
Capital expenditure (£m)	288.3	214.9	149.2	173.6

[1]Restated for BHI treated as a discontinued operation.

Return on shareholders' funds is calculated as profit on ordinary activities before exceptional items and after taxation as a percentage of opening shareholders' funds.

Shareholder value	2005	2004	2003	2002
Dividend per share	30.1p	29.8p	28.6p	27.4p
Dividend cover before exceptional items	1.6	1.7	1.6	1.8
Share price:				
Highest	700p	753p	725p	694.5p
Lowest	597p	525p	492p	565p

Turnover, including inter-segmental turnover	Restated[1] 2005 £m	Restated[1] 2004 £m	Restated[1] 2003 £m	Restated[1] 2002 £m
Health	1,860.0	1,769.6	1,670.0	1,635.8
Beauty and Toiletries	2,054.7	1,997.4	1,902.4	1,768.7
Lifestyle	736.4	712.0	715.3	671.7
Boots The Chemists	4,651.1	4,479.0	4,287.7	4,076.2
Boots Opticians	180.3	191.3	198.6	196.0
	4,831.4	4,670.3	4,486.3	4,272.2
Boots Retail International	48.3	43.0	37.0	40.3
Group and other	57.7	83.2	71.8	65.6
Boots Healthcare International	522.7	504.6	460.4	407.3
Other discontinued operations	41.0	55.3	298.6	567.0
	5,501.1	5,356.4	5,354.1	5,352.4
Inter-segmental revenue	(30.4)	(30.0)	(31.7)	(22.0)
Less joint venture turnover	(1.6)	(1.4)	(2.1)	(3.9)
Group revenue excluding inter-segmental	5,469.1	5,325.0	5,320.3	5,326.5

[1]Restated for BHI treated as a discontinued operation.

Operating profit before operating exceptional items	2005 £m	2004 £m	2003 £m	2002 £m
Boots The Chemists	470.0	532.6	571.0	606.8
Boots Opticians	4.2	12.9	7.8	8.2
	474.2	545.5	578.8	615.0
Boots Retail International	(8.2)	(10.4)	(22.3)	(24.1)
Group and other	(45.6)	(45.6)	(47.5)	(22.6)
Boots Healthcare International	87.8	80.6	70.1	66.7
Other discontinued operations	(7.1)	(21.1)	(32.0)	(10.8)
Group operating profit before financing costs	501.1	549.0	547.1	624.2

Shareholder information

Registrar and transfer office
Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield, HD8 0LA.
Telephone 0870 162 3130.

Company secretary and registered office
M.J. Oliver, Boots Group PLC, 1 Thane Road West, Nottingham NG2 3AA.
Tel: 0115 950 6111.

Boots Group PLC is registered in England and Wales (No. 4452715).

Analysis of shareholders at 31st March 2006:

Shareholding range	Number	%	Total holding	%
1–500	46,824	56.37	9,337,438	1.92
501–1,000	17,160	20.66	12,016,124	2.47
1,001–10,000	17,919	21.58	40,297,951	8.30
10,001–100,000	808	0.97	24,089,400	4.96
100,001–1,000,000	275	0.33	85,487,468	17.60
Over 1,000,000	74	0.09	314,488,851	64.75

Unsolicited mail
The company is obliged by law to make its share register publicly available and as a consequence some shareholders may receive unsolicited mail, including from unauthorised investment firms. For more information on unauthorised investment firms targeting UK investors, visit the website of the Financial Services Authority at www.fsa.gov.uk/consumer. If you wish to limit the amount of unsolicited mail you receive contact:

The Mailing Preference Service
FREEPOST 29 (LON 20771)
London
W1E 0ZT

Tel: 020 7291 3310 or register on-line at www.mpsonline.org.uk.

Alternatively, shareholders may wish to consider joining the Boots Share Account. The Boots Share Account register is not available for inspection by the public.

Annual general meeting
The annual general meeting will be held at 11.00 am on Thursday, 20th July 2006 at The Albert Hall, North Circus Street, off Derby Road, Nottingham NG1 5AA. Each shareholder is entitled to attend and vote at the meeting, the arrangements for which are described in a separate notice.

Dividend payments
The proposed final dividend (if approved) will be paid on 4th August 2006 to shareholders registered on 2nd June 2006. Members of the Boots Share Account and Crest Members will have the opportunity to reinvest their cash dividend in existing shares bought on the London Stock Exchange through a dividend reinvestment plan. All applications to join that plan or amend existing instructions under it must be received by the Administrator by 5.00 pm on 7th July 2006.

Following completion of the proposed merger with Alliance UniChem, Boots intends to pay a dividend in respect of the period elapsed since the end of the financial year, based on the current dividend policy. The decision to pay is expected to be taken prior to the merger becoming effective.

Results
For the year to 31st March 2007:
Interim results announced November 2006
Interim report published November 2006
Preliminary announcement of full year results May/June 2007
Annual report circulated June/July 2007

Capital gains tax
For capital gains tax purposes, the equivalent market price of the company's ordinary shares of 37⅓₉p each on 31st March 1982 was 167.31p.

Low cost share dealing services
Details of special low cost dealing services in the company's shares may be obtained from:

Capita Share Dealing (Tel: 0870 458 4577)

Capita are regulated by the Financial Services Authority and are a member of the London Stock Exchange and have approved the references to themselves solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000 only.

Hoare Govett Limited (Tel: 020 7678 8300)

Hoare Govett Limited are regulated by the Financial Services Authority and are a member of the London Stock Exchange and have approved the references to themselves solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000 only.

Index

Boots Group PLC
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111
www.boots-plc.com

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